Exhibit 99.2

NOTICE OF ANNUAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATEMENT

With Respect to the
Annual Meeting of Shareholders
to be held on Friday, May 9, 2014

April 2, 2014

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On

Friday, May 9, 2014

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of ENERPLUS CORPORATION (the “Corporation”) will be held in the Lecture Theatre at the Metropolitan Centre, 333 — 4th Avenue S.W., Calgary, Alberta on Friday, May 9, 2014 at 10:00 a.m. (Calgary time) for the following purposes:

1.                                      to receive the consolidated financial statements of the Corporation for the year ended December 31, 2013, together with the auditors’ report on those statements;

2.                                      to elect the directors of the Corporation;

3.                                      to appoint the auditors of the Corporation;

4.                                      to consider and, if thought advisable, approve an ordinary resolution to approve a share award incentive plan of the Corporation (the “Share Award Incentive Plan”), as described in the accompanying Information Circular and Proxy Statement of the Corporation (the “Information Circular”);

5.                                      to consider and, if thought advisable, approve an ordinary resolution to confirm amendments to the Corporation’s by-laws to include an “advance notice” provision (the “Amended By-Law”);

6.                                      to vote, on an advisory, non-binding basis, on an ordinary resolution to accept the Corporation’s approach to executive compensation; and

7.                                      to transact any other business which may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting and the text of certain of the resolutions proposed to be passed at the Meeting are set forth in the Information Circular.  A copy of the Share Award Incentive Plan and the advance notice provision of the Amended By-Law are attached as Appendix “A” and “B” to the Information Circular, respectively.

Every registered holder of Common Shares at the close of business on March 21, 2014 (the “Record Date”) is entitled to receive notice of and vote their Common Shares at the Meeting on the basis of one vote for each Common Share held.  Only Shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder, not later than two days before the Meeting or any shorter period that the Chairman of the Meeting may permit, establishes ownership of the Common Shares and requests that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

The quorum for this Meeting shall consist of two or more individuals present in person and holding or representing by proxy not less than 10% of the issued and outstanding Common Shares.

Shareholders are requested to complete, sign, date and return the accompanying form of proxy or voting instruction form (each referred to as a “Form of Proxy”) in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy.  Beneficial Shareholders (being Shareholders who hold their Common Shares through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of

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Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy.  For information regarding the ability of NYSE-member brokers to vote Common Shares on certain matters to be voted upon at the Meeting when they have not received instructions from the beneficial owners of those Common Shares, see “Exercise of Discretion by Proxies” in the accompanying Information Circular.

To be used at the Meeting, the Form of Proxy must be received (either directly or through a Shareholder’s broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope provided, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment(s) thereof (the “Proxy Cut-Off”).  Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Cut-Off.  Further instructions with respect to attending the Meeting or voting by proxy are provided in the Form of Proxy and in the Information Circular accompanying this Notice.

Dated at Calgary, Alberta this 2nd day of April, 2014.

By order of the Board of Directors of
ENERPLUS CORPORATION

“David A. McCoy”
David A. McCoy
Vice-President, General Counsel & Corporate Secretary

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INFORMATION CIRCULAR AND PROXY STATEMENT

General

This Information Circular and Proxy Statement (the “Information Circular”) is furnished in connection with the solicitation of proxies by Enerplus Corporation (the “Corporation”) for use at the annual meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of the Corporation to be held in the Lecture Theatre at the Metropolitan Centre, 333 — 4th Avenue S.W., Calgary, Alberta on Friday, May 9, 2014, commencing at 10:00 a.m. (Calgary time), for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) accompanying this Information Circular.

Every registered holder of Common Shares at the close of business on March 21, 2014 (the “Record Date”) is entitled to receive notice of and vote their Common Shares at the Meeting on the basis of one vote for each Common Share held.  Only Shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder, not later than two days before the Meeting or any shorter period that the Chairman of the Meeting may permit, establishes ownership of the Common Shares and requests that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

Notice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold their Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the transfer agent and registrar of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation’s transfer agent and registrar.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS Clearing and Depository Services Inc. or its nominee, CDS & Co., which acts as nominee for many Canadian brokerage firms, and in the United States, the vast majority of such Common Shares are registered under the name of The Depository Trust & Clearing Corporation or its nominee, Cede & Co., which acts as nominee for many U.S. brokerage firms.  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the brokers/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. or Cede & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of securityholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically mails a scannable “voting instruction form” in lieu of the form of proxy.  Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile.  Alternatively, Beneficial Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website (each as set forth on the voting instruction form) to deliver their voting instructions and vote the Common Shares held by them.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.  Beneficial Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting their Common Shares, a Beneficial Shareholder may attend the Meeting as a proxyholder and vote their Common Shares in that capacity.  To do this, a Beneficial Shareholder must enter their own name in the blank space on the form of proxy provided to them and return the document to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Beneficial Shareholders who intend to attend the Meeting in person should read “— Appointment and Revocation of Proxies” below.

Solicitation of Proxies

Solicitation of proxies may be made through the mail, by telephone or in person by management of the Corporation, who will not be remunerated for such solicitation.  The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by the Corporation.

Appointment and Revocation of Proxies

A form of proxy or voting instruction form (each referred to as a “Form of Proxy”) accompanies the Notice of Meeting and this Information Circular.  The persons named in the Form of Proxy are officers of the Corporation.  A person or corporation submitting the Form of Proxy has the right to appoint a person (who does not have to be a Shareholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by the Corporation.  Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose.  If they cannot attend the Meeting in person, Shareholders are requested to complete, sign, date and return the accompanying Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, to vote by telephone or the internet in accordance with the instructions thereon.  Beneficial Shareholders (being Shareholders who hold their Common Shares through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, by appointing themselves as proxy on the internet by following the instructions thereon.  A Form of Proxy will not be valid unless it is completed and received (either directly or through a Shareholder’s broker or other intermediary) by Computershare Trust Company of Canada (“Computershare”), at the address shown on the envelope provided, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment(s) thereof (the “Proxy Cut-Off”).  Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Cut-Off.

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by such Shareholder (or by an attorney duly authorized in writing) or, if such Shareholder is a corporation, by any duly authorized officer or attorney of the corporation, either at the offices of Computershare described above at any time up to and including the close of business on the last business day preceding the Meeting or any adjournment(s) thereof, or with the Chairman of the Meeting on the day thereof or any adjournment(s) thereof.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Common Shares represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Common Shares will be voted in accordance with those instructions.  Except as described below with respect to certain “broker non-votes”, if no specification has been made in respect of any matter in any Forms of Proxy received by the Corporation, the Common Shares represented by those Forms of Proxy will be voted FOR each matter for which no specification has been made.

Under the rules of the New York Stock Exchange (“NYSE”), brokers who hold shares on behalf of their customers have the authority to vote on certain proposals when they have not received instructions from those Beneficial Shareholders. A broker non-vote occurs when a broker holding shares for a Beneficial Shareholder does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the Beneficial Shareholder. If you are a Beneficial Shareholder who holds your Common Shares through a broker member of the NYSE and do not vote your Common Shares, your broker can vote your Common Shares at its discretion ONLY on the appointment of the auditors of the Corporation. If you do not give your broker instructions on how to vote your Common Shares on the other matters to be voted upon at the Meeting, your broker is not empowered to vote your Common Shares on any other matter to be voted on at the Meeting and your Common Shares will not be voted on those matters.  Any Common Shares not voted on matters other than the appointment of the Corporation’s auditors (whether by abstention, broker non-vote or otherwise) will have no impact on that particular item.

The enclosed Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.  At the time of printing this Information Circular, management of the Corporation is not aware of any such amendments, variations or other matters.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares, which is the only type of outstanding securities that allows the holders to vote generally at meetings of Shareholders.  The Corporation’s Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the NYSE under the symbol “ERF”.  As at March 12, 2014, there were 203,524,681 Common Shares issued and outstanding.

To the best of the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares.  The information as to Common Shares beneficially owned, not being within the knowledge of the Corporation, has been derived from sources available to the Corporation.

Quorum for the Meeting

At the Meeting, a quorum shall consist of two or more individuals present in person and holding or representing by proxy not less than 10% of the issued and outstanding Common Shares.  If a quorum is not present at the opening of the Meeting, it may be adjourned by the Shareholders present or represented by proxy at the Meeting to a fixed place and time.  If the Meeting is adjourned for less than 30 days, no notice of the adjourned meeting will be given other than by announcement at the time of adjournment.  If the Meeting is adjourned for 30 days or more, notice of the adjourned meeting will be given in the same manner as for the original Meeting.

General Information

Unless expressly stated otherwise, all dollar amounts and references to “$” in this Information Circular are in Canadian dollars.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements of the Corporation for the year ended December 31, 2013, together with the auditors’ report on those statements, have been mailed to the Shareholders who have requested such materials together with this Information Circular in accordance with applicable securities laws.  A copy of these financial statements is also available through the internet under the Corporation’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.enerplus.com.  See “Additional Information” in this Information Circular.

Election of Directors of the Corporation

Overview

The articles of the Corporation provide that the board of directors of the Corporation (the “Board of Directors” or the “Board”) is to consist of between one and 15 members.  The term of office for each director is from the date at which he or she is elected until the next annual meeting of Shareholders, until a successor is elected or appointed, or the director is removed at a meeting of Shareholders.  The Board’s Corporate Governance & Nominating Committee, which is currently comprised of four independent directors, is responsible for recommending nominees for the Board of Directors.  Based on such recommendation, the Board of Directors has fixed the number of directors of the Corporation to be elected at the Meeting at thirteen, and the thirteen individuals named below are proposed to be elected by the Shareholders as directors of the Corporation.  Each of the nominees is “independent” within the meaning of National Policy 58-201 - Corporate Governance Guidelines adopted by the Canadian Securities Administrators and within the meaning of the NYSE rules, with the exception of Mr. Ian C. Dundas, who is the President & Chief Executive Officer of the Corporation. Pursuant to the Board’s retirement policy adopted in February 2010, Mr. O’Brien, a current director of the Corporation, is not seeking re-election at the Meeting.

As described under “— Majority Voting for Directors” below, the election of each individual director of the Corporation will be effected by an ordinary resolution requiring the approval of more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the election of each of the persons specified below.  Management does not contemplate that any of the nominees will be unable to serve as a director, but should that circumstance arise for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the number of Common Shares voted in favour of the election of a particular director nominee at a Shareholders’ meeting is less than the number of Common Shares voted and withheld from voting for that nominee, the nominee will submit his or her resignation to the Board within five days of the Meeting, with the resignation to take effect upon acceptance by the Board.  The Corporate Governance & Nominating Committee will consider the director nominee’s offer to resign and will make a recommendation to the Board as to whether or not to accept the resignation.  The Corporate Governance & Nominating Committee will be expected to accept the resignation except in special circumstances requiring the applicable director to continue to serve on the Board.  In considering whether or not to accept the resignation, the Corporate Governance & Nominating Committee will consider all factors that it deems relevant including, without limitation, the stated reasons why Shareholders “withheld” votes from the election of that nominee, the existing Board composition, the length of service and the qualifications of the director whose resignation has been tendered, the director’s contributions to the Corporation and attendance at previous meetings, the Corporation’s corporate governance policies and such other skills and qualities of the director as the Corporate Governance & Nominating Committee deems to be relevant.

The Board will consider the Corporate Governance & Nominating Committee’s recommendation and make a decision as to whether to accept the director’s offer to resign within 90 days of the date of the Meeting, which it will announce by way of a press release, including, if the Board elects, the reasons for rejecting the resignation offer. In considering whether to accept the director’s offer of resignation, the Board will consider the factors considered by the Corporate Governance & Nominating Committee and such additional factors it considers to be relevant.  No director who is required to tender his or her resignation shall participate in the deliberations or recommendations of the Corporate Governance & Nominating Committee or the Board.

If a director’s offer of resignation is accepted, subject to any corporate law restrictions, the Board may leave the resultant vacancy unfilled until the next annual meeting of Shareholders.  Alternatively, at the Board’s discretion, it may fill the vacancy through the appointment of a new director whom the Board considers appropriate or it may call a special meeting of Shareholders at which there will be presented nominees supported by the Board to fill the vacant position or positions.  The foregoing policy does not apply in circumstances involving contested director elections.

Information Regarding Proposed Directors

Set forth below is certain information regarding each of the thirteen nominees proposed to be elected as directors of the Corporation.  The number of Common Shares and, where applicable, deferred share units (“DSUs”) beneficially owned, or controlled or directed, directly or indirectly, by each proposed director is presented as of March 12, 2014 and is provided by each individual nominee.  For information regarding the compensation of the independent directors of the Corporation in 2013 and additional information regarding their equity ownership in the Corporation, see “Director Compensation and Share Ownership” in this Information Circular.  For information regarding the compensation of and equity ownership by Mr. Ian C. Dundas, a director nominee who is the President & Chief Executive Officer of the Corporation, see “Executive Compensation” in this Information Circular.

DOUGLAS R. MARTIN

B.A., MBA, C.A.

Calgary, Alberta, Canada

Age:  69

Director since September 2000

Independent Director

Common Shares Owned:  9,353

DSUs Owned:  23,540

Mr. Martin, the Chairman of the Board of Directors of the Corporation, has been President of Charles Avenue Capital Corp., a private merchant banking company, since April 2000.  From 1993 until 2000, Mr. Martin was Chairman and Chief Financial Officer of Pursuit Resources Corp., a public oil and gas corporation that was acquired by EnerMark Income Fund (a predecessor of the Corporation) in April 2000.  From 1972 until 1993, Mr. Martin held positions of increasing importance with N.M. Davis Corp., Dome Petroleum Ltd. and Interhome Energy Inc. (now Enbridge Inc.), and was the Senior Vice President and Chief Financial Officer of Coho Energy Inc. from 1989 until 1993.  Mr. Martin graduated from the University of Toronto in 1966 with a B.A. in Political Science, and received his Chartered Accountant designation from the Ontario Institute of Chartered Accountants in 1969.  He also graduated with Honours from York University in 1972 with an MBA in Finance.

Board and Committee Participation(1)	Meetings Attended During 2013
Board of Directors (Chairman)	10/10	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

DAVID H. BARR

B.Sc. (Mechanical Engineering)

Woodlands, Texas, U.S.A.

Age:  64

Director since July 2011

Independent Director

Common Shares Owned:  10,000

DSUs Owned:  15,866

Mr. Barr is currently a director of Logan International Inc. (“Logan”), a TSX-listed company focused on downhole tools and completion services.  Prior thereto, Mr. Barr was the President and Chief Executive Officer of Logan, and prior thereto, the Chairman of the board of directors of Logan since March 1, 2011.  Prior thereto, Mr. Barr spent approximately 36 years with Baker Hughes Incorporated (“Baker Hughes”), a NYSE-listed company, in various executive roles, including Group President of numerous divisions and President of Baker Atlas, a division of Baker Hughes. He currently serves as a director of ION Geophysical Corporation, a NYSE-listed oil and gas seismic company, and Probe Technology Services, Inc., a private oil and gas services company. Mr. Barr holds a B.Sc. Mechanical Engineering degree from Texas Tech University.

Board and Committee Participation	Meetings Attended During 2013
Board of Directors	10/10	(100%)
Compensation & Human Resources Committee	6/6	(100%)
Safety & Social Responsibility Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
ION Geophysical Corporation (NYSE)	Compensation Committee and Governance Committee
Logan International Inc. (TSX)	Compensation Committee

MICHAEL R. CULBERT

B.Sc. (Business Administration)

Calgary, Alberta, Canada

Age:  56

Director since March 2014

Independent Director

Common Shares Owned:  Nil

DSUs Owned:  Nil

Mr. Culbert is President and Chief Executive Officer and a director of Progress Energy Canada Ltd., an oil and gas company, since January 2009.  Prior thereto, Mr. Culbert was the President and Chief Executive Officer of Progress Energy Ltd., a TSX-listed oil and gas company, from July 2004 to January 2009.  Prior thereto, Mr. Culbert was Vice President of Marketing and Business Development of Progress Energy Ltd. from November 2001 to July 2004 and Vice President of Marketing and Business Development of Encal Energy Ltd., a TSX and NYSE-listed oil and gas company, from 1995 to October 2001. Mr. Culbert holds a Bachelor of Science degree in Business Administration and is a member of the Canadian Association of Petroleum Producers’ Board of Governors.

Board and Committee Participation	Meetings Attended During 2013
Board of Directors (since March 20, 2014)	N/A

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

EDWIN V. DODGE

B.Eng. (Civil), MBA

Vancouver, British Columbia, Canada

Age:  70

Director since May 2004

Independent Director

Common Shares Owned:  26,121

DSUs Owned:  3,179

Mr. Dodge is currently a corporate director following a 35-year career with Canadian Pacific Railway Limited (“CPR”), a Canadian national rail carrier, where he was Chief Operating Officer from 2001 until his retirement in March 2004.  Prior to 2001, Mr. Dodge held other senior roles with CPR, including Executive Vice President of Operations for Canada and the United States, as well as Chief Executive Officer of a Minneapolis-based railroad.  Mr. Dodge holds a Civil Engineering degree and an MBA from the University of Western Ontario.

Board and Committee Participation	Meetings Attended During 2013
Board of Directors	10/10	(100%)
Compensation & Human Resources Committee	6/6	(100%)
Safety & Social Responsibility Committee (Chair)	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

IAN C. DUNDAS

B.Comm., LL.B.

Calgary, Alberta, Canada

Age:  46

Director since July 2013

Non-Independent Director

Common Shares Owned:  62,752

DSUs Owned:  Nil

Mr. Dundas has been the President & Chief Executive Officer of the Corporation since July 1, 2013. Mr. Dundas joined the Corporation’s predecessor in 2002 as Vice-President of Business Development, and in 2010, his role expanded to that of Executive Vice-President. In 2011, Mr. Dundas was appointed as the Executive Vice-President and Chief Operating Officer.  Prior to joining the Corporation, Mr. Dundas held several executive positions in the merchant banking business, where he helped oil and gas companies grow by accessing the funding and expertise they required. Mr. Dundas is a member of the Canadian Council of Chief Executives, has served as a former Governor of the Canadian Association of Petroleum Producers and on the boards of numerous private and public companies. Mr. Dundas holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Bachelor of Laws (Distinction) from the University of Alberta. Mr. Dundas was called to the Alberta Bar in 1995.

Board and Committee Participation	Meetings Attended During 2013(2)
Board of Directors (since July 1, 2013)	4/4	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

HILARY A. FOULKES

B.Sc., Honours (Earth Sciences)

Calgary, Alberta, Canada

Age:  56

Director since February 2014

Independent Director

Common Shares Owned:  2,300

DSUs Owned:  Nil

Ms. Foulkes has over 30 years of oil and gas industry experience and is currently a director of Parallel Energy Trust, a TSX-listed oil and gas energy trust.  From 2008 to 2012, Ms. Foulkes held a number of executive roles at Penn West Petroleum Ltd., a TSX and NYSE-listed oil and gas company, including Executive Vice President and Chief Operating Officer.  Prior thereto, Ms. Foulkes was Managing Director at Scotia Waterous, an investment banking firm, from April 2000 to March 2008. Ms. Foulkes holds an Honours Bachelor of Science degree in Earth Sciences from the University of Waterloo, is a professional geologist, and a member of the Association of Professional Engineers and Geoscientists of Alberta and Canadian Association of Petroleum Geologists.

Board and Committee Participation	Meetings Attended During 2013
Board of Directors (since February 21, 2014)	N/A

Other Public Board Directorships	Other Public Board Committee Memberships
Parallel Energy Trust (TSX)	Reserves & Environmental Health & Safety Committee (Chair) and Audit Committee

JAMES B. FRASER

B.Sc. (Petroleum Engineering), MBA

Polson, Montana, U.S.A.

Age:  60

Director since June 2012

Independent Director

Common Shares Owned:  13,861

DSUs Owned:  11,539

Mr. Fraser has over 35 years of energy industry experience and is currently a corporate director.  Mr. Fraser was the Senior Vice President for the shale division of Talisman Energy Inc.’s (a TSX and NYSE-listed oil and gas company) North American operations from September 2008 until April 2012. From 2006 to 2008, Mr. Fraser was Vice President of Operations for the southern division of Chesapeake Energy Corporation (a NYSE-listed oil and gas company) and, prior thereto, spent over 20 years at Burlington Resources Inc. (a TSX and NYSE-listed oil and gas company prior to its acquisition by ConocoPhillips Corporation in 2005) and its predecessor companies, where he held a number of senior positions, including North American Exploration Manager. Mr. Fraser holds an MBA from Regis College and a Bachelor of Science in Petroleum Engineering from the Montana School of Mines.

Board and Committee Participation	Meetings Attended During 2013
Board of Directors	10/10	(100%)
Reserves Committee	3/3	(100%)
Safety & Social Responsibility Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

ROBERT B. HODGINS(3)

B.A., Honours (Business), C.A.

Calgary, Alberta, Canada

Age:  62

Director since November 2007

Independent Director

Common Shares Owned:  10,288

DSUs Owned:  15,866

Mr. Hodgins has been an independent businessman since November 2004.  Prior to that, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust (a TSX and NYSE-listed energy trust) from 2002 to 2004.  Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited (a diversified energy, transportation and hotels company) from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited (a TSX and NYSE-listed energy transportation company) from 1993 to 1998.  Mr. Hodgins received an Honours Bachelor of Arts in Business from the Richard Ivey School of Business at the University of Western Ontario in 1975 and received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991.

Board and Committee Participation	Meetings Attended During 2013
Board of Directors	10/10	(100%)
Audit & Risk Management Committee (Chair)	4/4	(100%)
Corporate Governance & Nominating Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
AltaGas Ltd. (TSX)	Audit Committee (Chairman) and Governance Committee
Contact Exploration Inc. (TSX Venture Exchange)	Audit Committee
Cub Energy Inc. (TSX Venture Exchange)	Audit Committee (Chairman) and Reserves Committee
Lateral Capital Corp. (TSX Venture Exchange)	Audit Committee
MEG Energy Corp. (TSX)	Audit Committee (Chairman)
MGM Energy Corp. (TSX)	Audit Committee (Chairman) and Corporate Governance Committee
Santonia Energy Inc. (TSX)	Audit Committee (Chairman) and Governance Committee

SUSAN M. MACKENZIE

B.Eng. (Mechanical), MBA

Calgary, Alberta, Canada

Age:  53

Director since July 2011

Independent Director

Common Shares Owned:  6,450

DSUs Owned:  15,866

Ms. MacKenzie has been an independent consultant since September 2010.  Prior thereto, Ms. MacKenzie served as Chief Operating Officer with Oilsands Quest Inc., a NYSE Amex-listed oil sands company, from April 2010 through August 2010.  Prior to that, Ms. MacKenzie was employed for 12 years at Petro-Canada, a TSX and NYSE-listed integrated oil and gas company prior to its merger with Suncor Energy Inc. in 2009, where she held senior roles including Vice-President of Human Resources and Vice-President of In Situ Development & Operations.  Ms. MacKenzie was also with Amoco Canada for 14 years in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil exploitation. Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University, an MBA from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Ms. MacKenzie also holds the ICD.D designation from the Institute of Corporate Directors.

Board and Committee Participation	Meetings Attended During 2013
Board of Directors	10/10	(100%)
Compensation & Human Resources Committee (Chair)	6/6	(100%)
Reserves Committee	3/3	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

DONALD J. NELSON

B.Sc. (Math), P.Eng.

Calgary, Alberta, Canada

Age:  65

Director since June 2012

Independent Director

Common Shares Owned:  8,000

DSUs Owned:  12,687

Mr. Nelson has over 40 years of experience in the oil and gas industry, and is the President of Fairway Resources Inc. (“Fairway”), a private oil and gas consulting services firm.  Fairway was retained as a consultant for Hawker Resources Inc. (“Hawker”) from November 2004 to March 2005, during which time Mr. Nelson was acting as Senior Vice President and Chief Operating Officer of Hawker. Prior thereto, Mr. Nelson was with Summit Resources Limited from 1996 to 2002, until its acquisition by Paramount Resources Ltd. (a TSX-listed oil and gas company), where he held the position of Vice President, Operations from 1996 to 1998 and President and Chief Executive Officer from 1998 to 2002. Mr. Nelson currently serves as director for Perpetual Energy Inc. and Keyera Corp. (both TSX-listed companies), as well as three other private companies. Mr. Nelson is a Professional Engineer, a member of the Association of Professional Engineers and Geoscientists of Alberta and of the Society of Petroleum Engineers.

Board and Committee Participation	Meetings Attended During 2013
Board of Directors	10/10	(100%)
Compensation & Human Resources Committee	6/6	(100%)
Corporate Governance & Nominating Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Keyera Corp. (TSX)	Audit Committee and Health, Safety and Environment Committee
Perpetual Energy Inc. (TSX)	Environmental, Health and Safety Committee and Reserves Committee

ELLIOTT PEW

B.Sc. (Geology), M.A. (Geology)

Boerne, Texas, U.S.A.

Age:  59

Director since September 2010

Independent Director

Common Shares Owned:  9,100

DSUs Owned:  15,866

Mr. Pew is a director of Southwestern Energy Company (a NYSE-listed oil and gas company).  Mr. Pew has been a director of Common Resources III, LLC (a private oil and gas company) located in The Woodlands, Texas, since August 2012.  Prior thereto, Mr. Pew was a director of Common Resources II, LLC (a private oil and gas company).  Mr. Pew was a co-founder of Common Resources LLC and served as its Chief Operating Officer from March 2007 until it was sold in May 2010.  Prior thereto, Mr. Pew was Executive Vice President, Exploration of Newfield Exploration Company (a NYSE-listed oil and gas company) from November 2004 to December 2006 where he led the company’s diversification efforts onshore in the late 1990s in addition to leading the company’s exploration program, including the formation of the deep water Gulf of Mexico business unit.  Prior thereto, Mr. Pew was Senior Vice President, Exploration with American Exploration Corp.  Mr. Pew is a Geology graduate of Franklin and Marshall College and holds an M.A. in Geology from the University of Texas.

Board and Committee Participation	Meetings Attended During 2013
Board of Directors	10/10	(100%)
Audit & Risk Management Committee	4/4	(100%)
Reserves Committee (Chair)	3/3	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Southwestern Energy Company (NYSE)	Compensation Committee

GLEN D. ROANE

B.A., MBA

Canmore, Alberta, Canada

Age:  57

Director since June 2004

Independent Director

Common Shares Owned:  39,679

DSUs Owned:  18,509

Mr. Roane is a corporate director and, in addition to those public entities listed below for which he currently serves as a director, has served as a board member of many TSX-listed companies, including UTS Energy Corporation, Repap Enterprises Inc., Ranchero Energy Inc., Forte Resources Inc., Valiant Energy Inc., Maxx Petroleum Ltd. and NQL Energy Services Inc., since his retirement from TD Asset Management Inc., a subsidiary of The Toronto-Dominion Bank (a publicly traded Canadian chartered bank) in 1997.  In addition to serving as a director of the public entities listed below, Mr. Roane is a director of GBC North American Fund Inc., a Canadian mutual fund corporation.  Mr. Roane is also a member of the Alberta Securities Commission.  Mr. Roane holds a Bachelor of Arts and an MBA from Queen’s University in Kingston, Ontario and also holds the ICD.D designation from the Institute of Corporate Directors.

Board and Committee Participation	Meetings Attended During 2013
Board of Directors	10/10	(100%)
Audit & Risk Management Committee	4/4	(100%)
Corporate Governance & Nominating Committee (Chair)	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Badger Daylighting Ltd. (TSX)	Audit Committee (Chairman)
Compton Petroleum Corporation (TSX)	Audit Committee (Chairman), Reserves Committee
Logan International Inc. (TSX)	Audit Committee, Compensation and Governance Committee
SilverWillow Energy Corporation (TSX Venture Exchange)	Audit Committee (Chairman), Compensation and Governance Committee

SHELDON B. STEEVES

B. Sc. (Geology)

Calgary, Alberta, Canada

Age:  60

Director since June 2012

Independent Director

Common Shares Owned:  1,600

DSUs Owned:  12,687

Mr. Steeves has over 37 years of experience in the North American oil and gas industry and is currently a director of Tamarack Valley Energy Ltd., a TSX-listed Canadian oil and gas company with operations in the Western Canadian Sedimentary Basin. From January 2001 until April 2012, Mr. Steeves was Chairman and Chief Executive Officer of Echoex Ltd., a junior private company focused on greenfield organic growth in Western Canada. Mr. Steeves spent over 15 years at Renaissance Energy Ltd. where he was appointed Chief Operating Officer in 1997. He holds a Bachelor of Science in Geology from the University of Calgary.

Board and Committee Participation	Meetings Attended During 2013(4)
Board of Directors	9/10	(90%)
Audit & Risk Management Committee	4/4	(100%)
Reserves Committee (since May 10, 2013)	2/2	(100%)
Safety & Social Responsibility (until May 10, 2013)	1/1	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Tamarack Valley Energy Ltd. (TSX Venture Exchange).	Compensation and Governance Committee and Reserves Committee
NuVista Energy Ltd. (TSX)	Reserves Committee and Governance and Nominating Committee

Notes:

(1)         As Chairman of the Board of Directors, Mr. Martin is not a member of any Board committee.  However, he may attend and participate in any Board committee meeting in an ex officio capacity.

(2)         Mr. Dundas was appointed to the Board on July 1, 2013.  Since then, the Board held four meetings.

(3)         Mr. Hodgins was a director of Skope Energy Inc. (“Skope”), a public oil and gas company, which commenced proceedings in the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act (Canada) to implement restructuring in November 2012, which was completed on February 19, 2013. Mr. Hodgins resigned as a director of Skope on February 19, 2013.

(4)         Mr. Steeves was appointed as a member of the Reserves Committee on May 10, 2013.  Since then, the Reserves Committee held two meetings. Prior to May 10, 2013, Mr. Steeves served on the Safety & Social Responsibility Committee, which held one meeting prior to such date.

Appointment of Auditors

At the Meeting, Shareholders will be asked to appoint Deloitte LLP, Independent Registered Chartered Accountants (“Deloitte”), as auditors of the Corporation until the next annual meeting of Shareholders at a remuneration to be fixed by the Board of Directors upon the recommendation of the Audit & Risk Management Committee.  Deloitte are currently the auditors of the Corporation and were first appointed as auditors of the Corporation effective July 3, 2002.

The appointment of the auditors will be effected by an ordinary resolution requiring the approval of more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the appointment of Deloitte as auditors of the Corporation.

The fees paid by the Corporation to Deloitte for professional services rendered in the Corporation’s last two fiscal years are as follows:

	2013	2012
	(in $ thousands)
Audit fees(1)	$965.9	$809.9
Audit-related fees(2)	—	—
Tax fees(3)	500.5	678.9
All other fees(4)	—	—
	$1,466.4	$1,488.8

Notes:

(1)         Audit fees were for professional services rendered by Deloitte for the audit of the Corporation’s annual financial statements and reviews of the Corporation’s quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)         Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Corporation’s financial statements and not reported under “Audit fees” above.

(3)         Tax fees were for tax compliance, tax advice and tax planning.

(4)         All other fees are fees for products and services provided by the Corporation’s auditors other than those described as “Audit fees”, “Audit-related fees” and “Tax fees”.

Certain information regarding the Audit & Risk Management Committee is contained in this Information Circular under the heading “Statement of Corporate Governance Practices — Committees of the Board — Audit & Risk Management Committee”.  Additionally, certain information regarding the Audit & Risk Management Committee that is required to be disclosed in accordance with National Instrument 52-110 - Audit Committees (“NI 52-110”) adopted by the Canadian Securities Administrators is contained in the Corporation’s Annual Information Form for the year ended December 31, 2013 dated February 21, 2014, an electronic copy of which is available on the internet under the Corporation’s SEDAR profile at www.sedar.com, in the Corporation’s annual report on Form 40-F filed on EDGAR at www.sec.gov and on the Corporation’s website at www.enerplus.com.

Approval of the Share Award Incentive Plan

Background

Effective February 20, 2014, the Board approved the adoption by the Corporation of the Share Award Incentive Plan (the “Share Award Incentive Plan”), subject to the approval of the Shareholders at the Meeting.  The Share Award Incentive Plan is intended to promote a proprietary interest in the Corporation and greater alignment of interests between the executive officers and employees of the Corporation with the Shareholders, and to assist the Corporation to attract and retain individuals with experience and ability to act as management of the Corporation.  The Share Award Incentive Plan permits the Board of Directors, in its discretion, to grant restricted share unit awards (“RSU Awards”) or performance share unit awards (“PSU Awards”) to employees and executive officers of the Corporation.  Directors of the Corporation are not eligible to participate in, or receive awards pursuant to, the Share Award Incentive Plan.  The RSU Awards and PSU Awards are collectively referred to as “Share Awards”.

The Share Award Incentive Plan increases alignment with shareholder interests relative to the prior equity incentive plans of the Corporation. The Share Award Incentive Plan is also more in line with competitive compensation practices of peer oil and gas entities. Specifically, the implementation of the Share Award Incentive Plan is expected to:

•                  improve funds flow per share by reducing share dilution, as the Corporation expects to discontinue grants of Options under the Stock Option Plan if the Share Award Incentive Plan is approved by the Shareholders at the Meeting;

•                  conserve cash and improve funds flow by settling Share Awards granted under the Share Award Incentive Plan in 2014 and thereafter with Common Shares issued from treasury;

•                  increase the proportion of equity-based awards granted to executives that provide rewards based on relative corporate performance criteria rather than solely stock performance; and

•                  eliminate the “floor” on the PSU payout multiplier under the 2011 PSU Executive Plan, as PSU Awards granted under the Share Award Incentive Plan in 2014 and thereafter will be fully at risk (i.e., the minimum PSU payout multiplier of 0.5 under the 2011 PSU Executive Plan will be reduced to zero under the Share Award Incentive Plan).

If Shareholders approve the Share Award Incentive Plan at the Meeting, the Corporation expects to discontinue grants under the Stock Option Plan and the 2011 Executive PSU Plan.  The Options currently outstanding under the Stock Option Plan (and the Incentive Rights outstanding under its predecessor, the Rights Incentive Plan) will remain outstanding and either be exercised, expire or otherwise terminated in accordance with their terms. The PSUs currently outstanding under the 2011 Executive PSU Plan will vest and be paid out in accordance with the terms of the 2011 Executive PSU Plan following the 2014 and 2015 calendar years.

In March 2014, the Corporation granted an aggregate of 763,643 RSU Awards (112,616 RSU Awards to officers and 651,027 RSU Awards to employees of the Corporation) and an aggregate of 518,079 PSU Awards (375,446 PSU Awards to officers and 142,633 PSU Awards to employees of the Corporation) pursuant to the Share Award Incentive Plan.  These awards represent an estimated entitlement to receive an aggregate of 1,281,722 Common Shares (assuming a payout multiplier of 1.0 applicable to the PSU Awards and excluding any additional Common Shares equivalent to the dividends accumulated on the underlying grants), representing approximately 0.6% of the Corporation’s issued and outstanding Common Shares as at March 12, 2014. The actual number of Common Shares that will be issued upon vesting of the PSU Awards may be higher or lower than the above estimate.  However, no Common Shares may be issued from the Corporation’s treasury to settle or pay out such Share Awards unless the Share Award Incentive Plan is approved as proposed at the Meeting.  If the Share Award Incentive Plan is not approved by the Shareholders at the Meeting, the Corporation intends to use the cash settlement provisions of the Share Award Incentive Plan described below to pay out the previously granted Share Awards and/or adopt alternative cash-settled compensation plans or make other arrangements in substitution for the Share

Awards issued pursuant to the Share Award Incentive Plan.  Settlement of Share Awards under the Share Award Incentive Plan in cash is expected to have a negative effect on the Corporation’s funds flow, compared to settlement of such awards with Common Shares issued from treasury.

Set forth below is a summary of the material terms of the Share Award Incentive Plan.  See Appendix “A” to this Information Circular for the complete text of the Share Award Incentive Plan.

Summary of the Share Award Incentive Plan

Common Shares Reserved for Issuance

The Share Award Incentive Plan provides that the number of Common Shares reserved for issuance from the treasury of the Corporation pursuant to Share Awards shall not exceed 5% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time.  Additionally, the Share Award Incentive Plan provides that the number of Common Shares reserved for issuance from the treasury of the Corporation under that plan plus the number of Common Shares reserved for issuance at such time pursuant to grants under any other “security based compensation arrangement” shall not exceed 10% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time.  A “security based compensation arrangement” generally means any other plan under which Common Shares can be issued from the Corporation’s treasury, and would include, in addition to the Share Award Incentive Plan if approved by the Shareholders at the Meeting, the Stock Option Plan and its predecessor, the Rights Incentive Plan.

Following the expiration, cancellation or other termination of any Share Awards under the Share Award Incentive Plan (including upon the vesting and payout of Share Awards), a number of Common Shares reserved for issuance under the Share Awards which have expired, cancelled or terminated will automatically become available for issuance in respect of new Share Awards that may subsequently be granted under the Share Award Incentive Plan.  As there is a “rolling” 10% aggregate maximum number of issued and outstanding Common Shares reserved among all of the Corporation’s security based compensation arrangements, as Options and Incentive Rights are exercised or expire, the Common Shares reserved for issuance under those grants will be reallocated for future issuance under the Share Award Incentive Plan.  As the Share Award Incentive Plan does not have a fixed maximum number of Common Shares reserved for issuance under the plan, the TSX requires that the approval of all unallocated Share Awards under the Share Award Incentive Plan be sought by the Corporation every three years from a majority of the Corporation’s directors and the Shareholders.

The aggregate number of Share Awards granted to any individual under the Share Award Incentive Plan shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis), and the number of Common Shares issuable to insiders of the Corporation as a whole under the Share Award Incentive Plan, either within any one year period or at any time, shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis), in each case less the number of Common Shares reserved for issuance to such persons under any other security based compensation arrangements of the Corporation.

As of March 12, 2014, there were Options and Incentive Rights outstanding to acquire a total of 12,890,591 Common Shares, representing 6.3% of the issued and outstanding Common Shares at such date.  As Options and Incentive Rights are exercised, terminated, cancelled or expire, the Common Shares underlying such Options and Incentive Rights will become available for issuance under the Share Award Incentive Plan, subject to the limit of 5% of the issued and outstanding Common Shares reserved for issuance under that plan.  In addition, as noted above, in March 2014 the Corporation granted an aggregate of 1,281,722 Share Awards pursuant to the Share Award Incentive Plan, which entitle the holders thereof to receive an aggregate number of Common Shares (based on certain assumptions and subject to certain adjustments as described herein) representing approximately 0.6% of the Corporation’s issued and outstanding Common Shares as at March 12, 2014.

Vesting and Payout

Each RSU Award will initially entitle the holder to be issued one Common Share at the time of vesting of such RSU Award.  Additionally, immediately prior to the time of vesting, the number of Common Shares to be issued upon vesting of an RSU Award will be adjusted, on a compounding basis, to account for any dividends that would have been paid by the Corporation on such vested RSU Awards had they been outstanding as Common Shares from the date of grant (i.e. similar to a dividend reinvestment plan).  Unless otherwise determined by the Board of Directors, RSU Awards will vest and Common Shares will be issued as to one third on each of the first, second and third anniversary dates of the date of grant.

Each PSU Award will entitle the holder to be issued, at the time of vesting, one Common Share for each PSU Award (adjusted prior to vesting for dividends on the same basis as the RSU Awards as described above) multiplied by a multiplier (referred to in the Share Award Incentive Plan as “payout multiplier”), which is based on the percentile rank of the Corporation’s “total return” on the Corporation’s Common Shares (referred to in the Share Award Incentive Plan as the “total shareholder return” and as described below), relative to returns on common shares or other equity securities of members of the peer comparator group over the relevant three year “performance period”. If the percentile rank is less than 25, the payout multiplier is zero, and if the percentile rank is equal to or greater than 75, the payout multiplier is two.  Where the percentile rank is between those numbers, the payout multiplier will be determined by linear interpolation between the two nearest values.  PSU Awards will “cliff” vest in their entirety at the end of a three year performance period with payout to be made within 31 days following the end of the performance period.   The total shareholder return will take into account both the change in share price and dividend payments made over the course of the performance period.  The peer comparator group will generally consist of issuers in the S&P/TSX Oil & Gas Exploration and Production Index at the beginning of the applicable performance period, subject to modification by the Board of Directors or where such issuers may cease to exist as a public entity.

Common Shares payable to a holder upon vesting of a Share Award will be issued from the Corporation’s treasury, and on or prior to the payout date will automatically be sold by a broker, dealer or plan administrator on the TSX on behalf of the holder without any discretion exercised or instructions provided by the holder.  Each holder will then be paid a cash amount, in respect of the Common Shares sold on their behalf, based on the average sale price received from all Common Shares sold on behalf of the Share Award Incentive Plan participants in respect of that payout date. However, the Corporation may elect to instead pay to the holder an amount in cash equal to the aggregate “fair market value” of the Common Shares to which the holder is entitled under his or her Share Awards in lieu of issuing of Common Shares. The “fair market value” payable to the holder will be based on the five day volume weighted average trading price of the Common Shares on the TSX for the period ending one business day prior to the payment date.

The Share Award Incentive Plan provides that the Board of Directors may, in its sole discretion (subject to the limits on share issuance described under “ - Common Shares Reserved for Issuance” above and limits on amendments described under “ - Amendment, Termination and Miscellaneous Provisions” below), amend or modify the terms and conditions regarding any grant of Share Awards, including without limitation, to accelerate any vesting or payment date of a Share Award or to adjust the payout multiplier or the number of Common Shares deliverable pursuant to PSU Awards under the Share Award Incentive Plan; provided that no such amendment or modification may, without the consent of the affected holder, reduce or adversely affect the amount of a Share Award otherwise payable pursuant to the terms of the Share Award Incentive Plan.

Effect of Certain Transactions

Absent certain other events, a Change of Control alone will not result in the accelerated vesting or payout of Share Awards under the terms of the Share Award Incentive Plan.  If, as a result of the occurrence of a Transaction (which may or may not constitute a Change of Control), Shareholders receive securities of another issuer in full substitution or replacement for the Common Shares, the outstanding Share Awards shall remain outstanding and continue in effect following completion of the Transaction, with certain adjustments made to appropriately account for the economic effect of the exchange ratio of replacement securities issued for Common Shares pursuant to the Transaction.  However, if the Board of Directors determines that the substitution or replacement of Share Awards (a) will not take effect pursuant to the Transaction, (b) would not be practicable,

(c) may result in adverse tax consequences to the holders of Share Awards, or (d) the Transaction would replace the Common Shares with unlisted securities, then all Share Awards will vest and the holder will receive a cash payment in respect of all outstanding Share Awards, on the basis of performance up to the effective date of the Transaction and based on the fair market value of the Common Shares, immediately prior to completion of the Transaction.

If an executive officer’s employment with the Corporation is terminated in certain circumstances following a Change of Control, the vesting and payment of Share Awards may be accelerated pursuant to the terms of his or her Executive Employment Agreement, as described below under “Executive Compensation — Termination and Change of Control Benefits”.  The terms “Change of Control” and “Transaction” have the meanings ascribed to such terms under “Executive Compensation — Termination and Change of Control Benefits — General” below.

Effect of Termination of Employment

Under the Share Award Incentive Plan, if the holder’s employment with the Corporation is terminated as a result of retirement or disability, all Share Awards previously granted to the holder will continue to vest and be paid out in accordance with their original terms, except that in the case of retirement, the number of unvested and unpaid Share Awards that comprise the most recent grant of such awards will be reduced on a pro rata basis for the proportion of the entire three year vesting period completed prior to the date of retirement.  If a holder of Share Awards dies, the vesting and payout of all Share Awards will fully accelerate, with the amount of the cash payment calculated on the basis of the Corporation’s share performance up to the date of the holder’s death and based on the fair market value of the Common Shares at such time.  If the employment of a holder of Share Awards by the Corporation is terminated for any reason other than retirement, disability or death, all outstanding Share Awards granted to that holder will be forfeited and terminated on the effective date of the termination, unless otherwise stated in the termination provisions contained in the Executive Employment Agreements entered into between the Corporation and certain of its executive officers, the terms of which are described below under “Executive Compensation - Termination and Change of Control Benefits”.

Amendment, Termination and Miscellaneous Provisions

The Board of Directors may, at any time, with the approval of Shareholders, suspend, discontinue or amend the Share Award Incentive Plan or a Share Award.  However, the Board of Directors may not amend the Share Award Incentive Plan or a Share Award without the approval of the holders of a majority of Common Shares who vote at a Shareholder meeting to: (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, reserved for issuance pursuant to the Share Award Incentive Plan; (b) expand the categories of individuals who are eligible to participate in the Share Award Incentive Plan; (c) extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Share Award Incentive Plan; (d) remove or increase the limits on the number of Common Shares issuable to any individual holder or to insiders as described under “— Common Shares Reserved for Issuance” above; (e) permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes; or (f) amend the amendment provisions of the Share Award Incentive Plan; unless the change to the Share Award Incentive Plan or a Share Award results from the application of the customary anti-dilution provisions of the Share Award Incentive Plan. Additionally, no suspension, discontinuance or amendment may be made by the Board of Directors in respect of previously issued Share Awards that would adversely alter or impair those awards without the consent of the affected holder.  Any amendments to the Share Award Incentive Plan are also subject to the requirements of the TSX or other applicable regulatory bodies.

The Share Award Incentive Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.  A Share Award is personal to the holder and is non-transferable and non-assignable, other than as required for estate settlement purposes in the event of the holder’s death. The Share Award Incentive Plan does not provide for or contemplate the provision of financial assistance to holders, as no financial payment is required to be made by the holder under the operation of the Share Award Incentive Plan. The Corporation is not required to issue or deliver any Common Shares to any holder or make any payment in violation of any applicable, law, regulation or rule of any governmental authority, securities regulatory authority or stock exchange.  Any payments made under the Share Award Incentive Plan are subject to applicable withholding tax requirements.

Proposed Resolution and Board Recommendation

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution relating to the approval and adoption of the Share Award Incentive Plan, including the maximum number of Common Shares that may be issued pursuant to such plan and all unallocated Share Awards thereunder.

“BE IT RESOLVED, as an ordinary resolution, that:

1.                                      the adoption by Enerplus Corporation (the “Corporation”) of the Share Award Incentive Plan (the “Share Award Incentive Plan”), substantially in the form set forth in Appendix “A” to the Information Circular and Proxy Statement of the Corporation dated April 2, 2014 (the “Information Circular”), including the approval of the maximum number of common shares of the Corporation (“Common Shares”) to be reserved for issuance under such plan of 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of grant of any share award thereunder, is hereby approved;

2.                                      an aggregate 1,281,722 share awards, comprised of 763,643 restricted share unit awards and 518,079 performance share unit awards, granted under the Share Award Incentive Plan as described in the Information Circular, and share awards issuable under the Share Award Incentive Plan, be and are hereby approved and authorized, which approval and authorization shall be effective until May 9, 2017; and

3.                                      any director or officer of the Corporation is hereby authorized to execute and deliver, whether under corporate seal or otherwise, such documents, and to perform and do all such acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

The TSX has accepted notice for filing of the Share Award Incentive Plan, subject to certain conditions being satisfied, including, among other things, that the resolution to approve the Share Award Incentive Plan must be approved by a majority of not less than 50% plus one of the votes cast by the Shareholders present in person or voting by proxy at the Meeting.  The Board of Directors recommends that you vote FOR the ordinary resolution to approve and adopt the Share Award Incentive Plan and approve all unallocated Share Awards thereunder.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the approval and adoption of the Share Award Incentive Plan and approval of all unallocated Share Awards thereunder.

Confirmation of Amended and Restated By-Law No. 1

Background

On March 19, 2014, the Board of Directors approved certain amendments to By-Law No. 1 of the Corporation dated August 12, 2010 to include an advance notice provision pertaining to the election of directors of the Corporation (the “Advance Notice Provision”), as described in further detail below.  At the Meeting, Shareholders will be asked, pursuant to and in accordance with the relevant provisions of the Business Corporations Act (Alberta) (“ABCA”), to confirm the amended and restated By-Law No. 1 of the Corporation (the “Amended By-Law”).

Advance Notice Provision

The Advance Notice Provision provides a clear process for Shareholders to follow in nominating directors of the Corporation and sets out a reasonable timeframe for nominee submissions, along with a requirement for accompanying information, allowing the Corporation and the Shareholders to evaluate all nominees’ qualifications and suitability as a director of the Corporation.  The purpose of the Advance Notice Provision is to foster fair treatment of all Shareholders by ensuring that all Shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can, thereby, exercise their voting rights in an informed manner. Furthermore, the Advance Notice Provision helps ensure orderly and efficient Shareholder meetings by proving a structured and transparent framework for nominating directors.

The Advance Notice Provision provides that advance notice to the Corporation must be provided in circumstances where nominations of persons for election to the Board are made by a Shareholder other than pursuant to a proposal or a requisition of a shareholder made in accordance with the provisions of the ABCA (a Shareholder making a nomination in such circumstances is referred to as a “Nominating Shareholder” in the Advance Notice Provision).

The Advance Notice Provision provides a deadline by which a Nominating Shareholder must submit director nominations to the Corporate Secretary of the Corporation prior to any annual meeting of shareholders or any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors, and sets forth the specific information that such Nominating Shareholder must include in a written notice to the Corporate Secretary of the Corporation for the notice to be effective.  No person will be eligible for election as a director unless nominated in accordance with the Advance Notice Provision.

In case of an annual meeting of Shareholders, notice to the Corporate Secretary of the Corporation must be made not less than 30 and not more than 65 days prior to the date of the annual meeting; provided, however, that if the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth day following such public announcement.

In the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not also called for other purposes), notice to the Corporate Secretary of the Corporation must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was given.

The Board may, in its sole direction, waive any requirement of the Advance Notice Provision. See Appendix “B” to this Information Circular for the complete text of the Advance Notice Provision.

Proposed Resolution and Board Recommendation

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to confirm the Amended By-Law.

“BE IT RESOLVED, as an ordinary resolution, that:

1.                                      the amended and restated By-Law No. 1 of Enerplus Corporation (the “Corporation”) approved by the board of directors of the Corporation on March 19, 2014, which includes the amendments set forth in Appendix “B” to the Information Circular and Proxy Statement of the Corporation dated April 2, 2014, be and is hereby approved, ratified and confirmed as a by-law of the Corporation; and

2.                                      any director or officer of the Corporation is hereby authorized to execute and deliver, whether under corporate seal or otherwise, any agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

Shareholder confirmation of the Amended By-Law is required under the relevant provisions of the ABCA.  To pass, the resolution must be approved by a majority of not less than 50% plus one of the votes cast by the Shareholders present in person or voting by proxy at the Meeting.

The Board recommends that Shareholders vote FOR the ordinary resolution to confirm the Amended By-Law.  The persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, intend to vote FOR the confirmation of the Amended By-Law.

Advisory, Non-Binding Vote on Executive Compensation

Background

At the Meeting, Shareholders will be asked to vote, on an advisory and non-binding basis, on the acceptance of the Corporation’s approach to executive compensation as set forth in the “Executive Compensation” section of this Information Circular.

The Board of Directors believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation-related decisions made by the Corporation’s Compensation & Human Resources Committee (the “Committee”) and the Board of Directors.

Shareholders are encouraged to carefully review the discussion under “Compensation Discussion and Analysis” before voting on this matter. The “Compensation Discussion and Analysis” section in this Information Circular discusses the Corporation’s compensation philosophy and approach to executive compensation, what the Named Executive Officers (as defined in the “Executive Compensation” section) are paid and how their respective levels of compensation are determined. This disclosure has been approved by the Board of Directors on the recommendation of the Committee. Any Shareholder who has comments on the Corporation’s approach to executive compensation is encouraged to forward these comments to the Chair of the Committee, c/o the Corporate Secretary, Enerplus Corporation, Suite 3000, The Dome Tower, 333 — 7th Avenue S.W., Calgary, Alberta T2P 2Z1.

As part of the Corporation’s ongoing commitment to strong corporate governance, the Board of Directors has approved a non-binding advisory vote on executive compensation at the Meeting this year with the intention that this Shareholder advisory vote will form an integral part of the Board of Director’s shareholder engagement process relating to executive compensation.

Proposed Resolution and Board Recommendation

At the Meeting, Shareholders will be asked to vote on the following resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Enerplus Corporation (the “Corporation”), that the shareholders of the Corporation accept the Corporation’s approach to executive compensation disclosed in the Information Circular and Proxy Statement of the Corporation dated April 2, 2014”.

As this is an advisory vote, the results will not be binding upon the Board of Directors. The Board of Directors, and specifically the Committee, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote.  However, in considering its approach to compensation in the future, the Committee and the Board will take into account the results of the vote, together with feedback received from Shareholders in the normal course of the Corporation’s business. The Corporation will disclose the results of the Shareholder advisory vote as part of its report on voting results for the Meeting.

The Board of Directors recommends that you vote FOR the advisory resolution to approve the Corporation’s approach to executive compensation disclosed in this Information Circular. The persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, intend to vote FOR the approval of the Corporation’s approach to executive compensation disclosed in this Information Circular.

DIRECTOR COMPENSATION AND SHARE OWNERSHIP

Overview

The Board, through the Corporate Governance & Nominating Committee, and considering information from external consultants, is responsible for developing and implementing the directors’ compensation program. The main objectives of the directors’ compensation program are to:

•                  attract and retain the services of highly qualified individuals;

•                  compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and

•                  align the interests of the directors with the Shareholders.

Unlike compensation for the Corporation’s executive officers, the directors’ compensation program is not designed pursuant to a pay for performance philosophy; rather, directors receive retainers for their services in order to ensure unbiased decision-making. Common Share ownership, required through ownership guidelines, serves to align the directors’ interests with the Shareholders.  The Corporate Governance & Nominating Committee annually reviews director compensation relative to a comparator group for purposes of benchmarking and targets the median of the comparator group, based on total compensation, to set compensation policy for the directors.

A portion of each independent director’s total annual compensation set forth in the Director Summary Compensation Table below is paid in cash and a portion is paid in equity of the Corporation.  See “— Cash Fees and Retainers” and “— Share-Based Awards” below.  Consistent with the philosophy described above, the independent directors of the Corporation do not receive grants of Options under the Corporation’s Stock Option Plan nor were they eligible to receive any grants of Incentive Rights under the Corporation’s Rights Incentive Plan prior to January 1, 2011, all as defined and described under “Executive Compensation” below.  No independent directors currently hold any Incentive Rights, Options or awards under the Share Award Incentive Plan, and each of the Rights Incentive Plan, the Stock Option Plan and the Share Award Incentive Plan provides that independent directors of the Corporation are not eligible to receive grants under these plans.

Neither Mr. Ian C. Dundas, who was appointed as a director and the President & Chief Executive Officer of the Corporation effective July 1, 2013, nor Mr. Gordon J. Kerr, the former President & Chief Executive Officer and director of the Corporation who left the Corporation effective June 30, 2013, received any retainers, fees, equity payments or other compensation in his capacity as a director of the Corporation.  Accordingly, the disclosure set forth below with respect to compensation paid to directors of the Corporation in 2013 does not refer to any compensation paid to Mr. Dundas or Mr. Gordon Kerr in their capacities as directors of the Corporation and only refers to the other independent directors.  For information on Mr. Dundas’ and Mr. Kerr’s respective compensation in 2013 in their capacity as President & Chief Executive Officer of the Corporation, as well as Mr. Dundas’ equity holdings in the Corporation, see “Executive Compensation”.

Cash Fees and Retainers

In 2013, each of the directors of the Corporation was paid an annual cash retainer of $35,000, except that the Chairman of the Board of Directors received a $120,000 annual cash retainer.  Those directors acting as Chair of a committee received an additional annual retainer of $10,000, except for the Chair of the Audit & Risk Management Committee who received an additional annual retainer of $20,000.  The directors also received an annual meeting fee of $25,000 for all Board and Board committee meetings attended in 2013.  Directors were also reimbursed for travel expenses related to their attendance at meetings.  In 2013, the Corporation paid a total of $2,017,500 to the directors in annual compensation, which includes a total of $538,750 in respect of annual cash retainers (with an aggregate of $60,000 paid to those directors who acted as Chair of a committee of the Corporation) and a total of $281,250 in remuneration to the directors for their attendance at Board and Board committee meetings.  This includes the retainer and fees paid to Mr. W.C. (Mike) Seth, who retired from the Board in May 2013.

Share-Based Awards

In order to facilitate the equity ownership requirement described below under “— Common Share and DSU Ownership” and to further align the directors’ interests with those of the Shareholders, the Corporation utilizes a Director Share Plan dated January 1, 2011 (the “Director Share Plan”) and the Deferred Share Unit Plan for Directors dated effective December 31, 2010, as amended on January 14, 2014 (the “DSU Plan”).  A director may elect to receive the non-cash portion ($97,500 for each director and $125,000 for the Chairman of the Board) of his or her overall annual compensation in either Common Shares paid under the Director Share Plan or DSUs pursuant to the DSU Plan, or a combination of both.

Director Share Plan

Under the Director Share Plan, on an annual basis, the Corporation purchases Common Shares on the TSX for payment to eligible directors who have elected to be paid all or a portion of their annual non-cash retainer in Common Shares.  All Common Shares paid to directors pursuant to the Director Share Plan are purchased by the Corporation on the TSX and are not issued from treasury, and such securities are not subject to any transfer or resale restrictions imposed on the directors.

For 2013, Common Share payments under the Director Share Plan were considered to be share-based awards under an equity incentive plan, which awards vested and were paid immediately as described in the table below under “— Summary Compensation Table and Vested Share-Based Awards”.  Accordingly, no such awards were outstanding as at December 31, 2013.

Deferred Share Unit Plan for Directors

The Corporation has adopted the DSU Plan, under which DSUs may be granted to directors as all or part of their non-cash annual retainers.  Under the DSU Plan, a director must elect, prior to the relevant calendar year, whether he or she desires to be paid all or a portion of his or her non-cash retainer for such year in the form of DSUs, with the portion not to be paid in DSUs to be paid in Common Shares pursuant to the Director Share Plan.

A DSU is a notional or “phantom” Common Share credited by the Corporation to a director by way of a bookkeeping entry.  The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the portion of the director’s non-cash annual retainer that he or she has elected to be paid in the form of DSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days of the preceding calendar year.  When a director ceases to be a director of the Corporation for any reason, the director will receive a cash payment in respect of each DSU credited to such director equal to the weighted average trading price of the Common Shares on the TSX for the ten trading days preceding the termination date as a director of the Corporation. For DSUs granted prior to January 14, 2014, upon payout the director will also receive a cash payment equal to the amount of dividends, if any, that would have been paid on the DSUs if they were outstanding as Common Shares from the date of grant.  For DSUs granted on or after January 14, 2014, the number of DSUs held by a director will be increased each month, on a compounding basis, as if the dividends paid on the Common Shares were also paid on the DSUs and reinvested into additional DSUs at the then-applicable market price (i.e. akin to a dividend reinvestment plan).

For 2013, DSUs granted under the DSU Plan were considered to be share-based awards under an equity incentive plan, which awards vested immediately but which have not been paid out, as described in the table below under “— Summary Compensation Table and Vested Share-Based Awards”.  The table also provides information with respect to the DSUs outstanding as at December 31, 2013.

Summary Compensation Table and Vested Share-Based Awards

The following table summarizes the aggregate compensation provided to each of the independent directors of the Corporation in respect of 2013.  As stated above, neither Mr. Ian C. Dundas nor Mr. Gordon J. Kerr, as the current and former President & Chief Executive Officer of the Corporation, respectively, received any compensation in their capacity as a director of the Corporation.  Ms. Foulkes and Mr. Culbert joined the Board in February 2014 and in March 2014, respectively, and did not receive any compensation in respect of 2013.  The table sets forth the amount of the cash fees and annual retainer paid to, and the value of the awards that vested or were earned under the Director Share Plan and the DSU Plan, as applicable, by, each independent director in respect of 2013.  The table also sets forth the value of DSUs that vested in 2013 but have not been paid out in accordance with the terms of the DSU Plan.  No director was awarded any other compensation in respect of 2013.

Director Summary Compensation Table

Name	Fees earned(1) ($)	Share-Based Awards(2) (Value awarded, and vested or earned, during the year) ($)	Total Compensation in 2013 ($)	Share-Based Awards(3) (Value of awarded, and vested or earned, awards not paid out during the year) ($)
David H. Barr	60,000	97,500	157,500	97,500
Edwin V. Dodge	70,000	97,500	167,500	—
James B. Fraser	60,000	97,500	157,500	97,500
Robert B. Hodgins	80,000	97,500	177,500	97,500
Susan M. MacKenzie	70,000	97,500	167,500	97,500
Douglas R. Martin	145,000	125,000	270,000	125,000
Donald J. Nelson	60,000	97,500	157,500	97,500
David P. O’Brien	60,000	97,500	157,500	—
Elliott Pew	70,000	97,500	167,500	97,500
Glen D. Roane	70,000	97,500	167,500	97,500
W.C. (Mike) Seth(4)	15,000	97,500	112,500	97,500
Sheldon B. Steeves	60,000	97,500	157,500	97,500

Notes:

(1)         Includes Board, Board committee annual retainers (including Chair retainers) and meeting attendance fees.  See “— Cash Fees and Retainers” above.

(2)         Represents the value of Common Shares purchased for directors by the Corporation pursuant to the Director Share Plan and the value of DSUs credited under the DSU Plan to those directors who had elected to receive a portion of their non-cash retainer in DSUs in respect of 2013 compensation.  See “— Share-Based Awards — Director Share Plan” and “— Share-Based Awards — Deferred Share Unit Plan for Directors” above.

(3)         Represents the value of DSUs credited under the DSU Plan to those directors who had elected to receive a portion of their non-cash retainer in DSUs.  The value is calculated by dividing the dollar value of the portion of the directors’ non-cash retainer that is elected to be paid in the form of DSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days in 2012, which was $12.74.  See “— Share-Based Awards — Deferred Share Unit Plan for Directors” above.

(4)         Mr. Seth did not stand for re-election to the Board at the annual meeting of Shareholders held on May 10, 2013.

Common Share and DSU Ownership

In order to further align the directors’ interests with those of Shareholders, directors are required to hold an interest in Common Shares equal to three times their total annual retainer of $132,500 (comprised of annual cash retainer of $35,000 and an annual non-cash retainer of $97,500) for each director except for the Chairman, whose annual retainer is $245,000 (comprised of annual cash retainer of $120,000 and an annual non-cash retainer of $125,000).  This ownership requirement must be satisfied within five years of the date of a director’s election to the Board. DSUs granted to a director under the DSU Plan count towards such ownership requirement.  The value of a director’s equity holdings for the purpose of the director ownership requirement is calculated based on the higher of the market value of the Common Shares on the TSX or their original purchase price (and in the case of DSUs, their grant date fair value).  Mr. Ian C. Dundas, a director who is also the President & Chief Executive Officer of the Corporation, is required to maintain three times his annual salary in equity in the Corporation.

Currently, all members of the Board of Directors are in compliance with the director ownership requirements as described above.  As such, all directors either have satisfied their equity holding requirement or have additional time to reach the prescribed ownership level.  The following table sets forth the number and value of Common Shares and DSUs beneficially owned by each of the thirteen independent directors as at March 12, 2014.  For information regarding Mr. Dundas’ equity ownership, see “Executive Compensation — Compensation Discussion and Analysis — Ownership Guidelines”.

Common Share and DSU Ownership

Name	Share Ownership Value Requirement ($)	Number of Common Shares Owned (#)	Number of DSUs Owned (#)	Value of Common Shares and DSUs Owned (1) ($)
David H. Barr	397,500	10,000	15,866	535,426
Michael R. Culbert(2)	397,500	—	—	—
Edwin V. Dodge	397,500	26,121	3,179	832,960
Hilary A. Foulkes(2)	397,500	2,300	—	49,381
James B. Fraser	397,500	13,861	11,539	525,780
Robert B. Hodgins	397,500	10,288	15,866	574,570
Susan M. MacKenzie	397,500	6,450	15,866	461,941
Douglas R. Martin	735,000	9,353	23,540	803,827
Donald J. Nelson	397,500	8,000	12,687	428,221
David P. O’Brien(3)	397,500	17,749	—	722,984
Elliott Pew	397,500	9,100	15,866	516,796
Glen D. Roane	397,500	39,679	18,509	1,367,518
Sheldon B. Steeves(2)	397,500	1,600	12,687	295,741

Notes:

(1)         Based on the closing price of the Common Shares on the TSX of $20.70 per Common Share on March 12, 2014 or their book value at the time of acquisition, whichever is higher.

(2)         Messrs. Culbert and Steeves and Ms. Foulkes were relatively recently appointed to the Board and, as such, have time to satisfy their share ownership requirements.

(3)         Pursuant to the Board’s retirement policy, Mr. O’Brien is not seeking re-election at the Meeting.

EXECUTIVE COMPENSATION

Overview and Compensation Governance

The Compensation & Human Resources Committee (the “Committee”) currently consists of Ms. MacKenzie (as Chair) and Messrs. Dodge, Barr and Nelson, all of whom are independent.  The Committee is responsible for, among other things, assisting the Board in fulfilling its duties regarding employee and executive compensation matters.  The Committee recommends the structure and ensures the appropriateness of executive compensation arrangements, having regard for the associated risks and responsibilities. For additional information on the responsibilities, powers and operations of the Committee see “Statement of Corporate Governance Practices — Committees of the Board — Compensation & Human Resources Committee”.

The Committee members’ experience in leadership roles during their careers, their extensive knowledge of the energy industry and their mix of experience in the areas of operations, corporate strategy and financial matters provides the collective experience, skills and qualities to effectively support the Committee in carrying out its mandate.  Further information on the experience and skills of each member of the Committee is provided in their respective biographies under the heading “Matters to be Acted Upon at the Meeting — Election of Directors of the Corporation” above.

The President & Chief Executive Officer (“CEO”) of the Corporation presents recommendations and rationale to the Committee regarding salary adjustments, short-term and long-term incentive grants for the executive officers (other than the CEO), and seeks approval for aggregated amounts for these compensation elements for other employees. The CEO may also recommend to the Board changes to compensation programs from time to time. The Committee discusses these recommendations with the CEO and, in an in-camera session, decides on the compensation amounts to be recommended to the Board of Directors for approval.

The Compensation Discussion and Analysis below presents the compensation philosophy, program design, and the Board’s compensation decisions for the Corporation’s executive officers, including the following executive officers of the Corporation in 2013 (the “Named Executive Officers”) in respect of whom compensation information is provided in this Information Circular:

•                  Ian C. Dundas:  current President & CEO;

•                  Gordon J. Kerr:  former President & CEO;

•                  Robert J. Waters:  Senior Vice-President & Chief Financial Officer (“CFO”);

•                  Raymond J. Daniels:  Senior Vice-President, Operations;

•                  Eric G. Le Dain:  Senior Vice-President, Corporate Development, Commercial; and

•                  Edward L. McLaughlin:  President, U.S. Operations.

The Named Executive Officers consist of the current and former CEO, the CFO and the three other most highly compensated executive officers of the Corporation in 2013.

Mr. Kerr left the employment of the Corporation as the President & CEO and a member of the Board effective June 30, 2013.  Mr. Dundas, formerly the Executive Vice-President & Chief Operating Officer of the Corporation, succeeded Mr. Kerr as the President & CEO and a member of the Board effective July 1, 2013.

For 2013, the aggregate remuneration paid to the Named Executive Officers by the Corporation was $17,951,278.

Glossary of Terms

In this Information Circular, in addition to capitalized terms defined elsewhere in this Information Circular, the following terms have the meanings set forth below:

“2009 Executive RSU Plan” means the Corporation’s Executive Restricted Share Unit Plan dated effective January 1, 2009, as amended and restated effective January 1, 2011, as amended effective June 1, 2011;

“2011 Executive PSU Plan” means the Corporation’s 2011 Executive Performance Share Unit Plan dated effective January 1, 2011, as amended May 1, 2013;

“BOE” means barrels of oil equivalent, with six thousand cubic feet (“6 mcf”) of natural gas converted to one barrel of oil equivalent and one barrel of natural gas liquids equivalent to one barrel of oil equivalent, and “MMBOE” means millions of barrels of oil equivalent.  A BOE conversion ratio of 6 mcf: 1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value;

“Conversion” means a plan of arrangement completed effective January 1, 2011 by Enerplus Resources Fund (the “Fund”) and the Corporation, pursuant to which the business carried on by the Fund was reorganized from an income trust structure under the Fund to a corporate structure under the Corporation;

“Incentive Rights” means rights to acquire Common Shares granted under the Rights Incentive Plan;

“Options” means stock options to acquire Common Shares under the Stock Option Plan;

“PSUs” means notional performance share units granted pursuant to the 2011 Executive PSU Plan;

“Rights Incentive Plan” means the Corporation’s Rights Incentive Plan (prior to January 1, 2011, the Trust Unit Rights Incentive Plan (the “TURIP”)) dated effective June 21, 2001, as amended and restated effective January 1, 2011;

“RSUs” means notional restricted share units granted pursuant to the 2009 Executive RSU Plan;

“Savings Plan” means the Corporation’s employee savings plan;

“Share Award Incentive Plan” means the Corporation’s Share Award Incentive Plan dated effective February 20, 2014;

“Share Awards” means notional restricted share unit awards or notional performance share unit awards granted pursuant to the Share Award Incentive Plan;

“Stock Option Plan” means the Corporation’s Stock Option Plan dated effective January 1, 2011;

“Trust Unit” means a trust unit in the capital of the Fund, the predecessor of the Corporation, each of which was exchanged for one Common Share of the Corporation pursuant to the Conversion on January 1, 2011;

“TSR” means total shareholder return calculated as the Common Share appreciation or depreciation, as applicable, received by Shareholders over the relevant period plus the value of cash dividends divided by the value of the Common Share at the beginning of the relevant period; and

“U.S. GAAP” means U.S. generally accepted accounting principles.

Non-GAAP Measures

This Information Circular makes references to certain financial measures, including “funds flow” and “adjusted payout ratio”, which do not have a standardized meaning or definition as prescribed by U.S. GAAP.  Readers are referred to discussion under the heading “Non-GAAP Measures” in the Corporation’s management’s discussion and analysis for the year ended December 31, 2013 (available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov).  In addition, readers are also referred to the discussion under the heading “Presentation of Oil and Gas Reserves, Resources and Production Information” in the Corporation’s annual information form for the year ended December 31, 2013 (available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov) regarding the references to reserves, contingent resources and operational information in this Information Circular.

Compensation Discussion and Analysis

Executive Summary

Strategic Direction

The key elements of the Corporation’s business strategy are to: (a) deliver a market competitive return to its Shareholders through a combination of growth and income; (b) improve the profitability and sustainability of its business through strong operational execution in the Corporation’s core areas; (c) actively manage the Corporation’s portfolio of assets to increase the Corporation’s focus and provide opportunities for future growth; and (d) maintain financial strength to facilitate execution of plans both in the near and long term.

2013 in Review

Mr. Dundas assumed the role of CEO in July 2013, following Mr. Kerr’s departure. The Corporation determined not to replace the Executive Vice President & Chief Operating Officer position previously held by Mr. Dundas, and instead redistributed those responsibilities among the existing Senior Vice-Presidents.

The Corporation had a very strong year in 2013. Key results include:

•                  total Canadian shareholder return for 2013 was 58%. U.S. Shareholders received a 48% total return after foreign exchange adjustments. The Corporation was the top performing company of the 32 companies in the S&P/TSX Oil & Gas Exploration & Production Index for the calendar year 2013;

•                  funds flow per share grew by 14%;

•                  production grew by 9%, exceeding guidance notwithstanding several non-core asset sales during the year;

•                  proved plus probable reserves increased by 17% year-over-year, replacing 284% of 2013 production, on a per BOE basis;

•                  capital spending, operating costs and general and administrative costs decreased year over year;

•                  the Corporation’s adjusted payout ratio improved to 114% and its debt to funds flow ratio at December 31, 2013 decreased to 1.4x as a result of the increase in funds flow and improved capital efficiencies; and

•                  strategically, the Corporation continued to high-grade its portfolio, selling $365 million of its non-core assets and purchasing additional working interests in its core areas, such as the Marcellus and oil waterfloods, for an aggregate purchase price of $245 million.  The Corporation also de-risked some of its early stage assets, such as the Three Forks play at Fort Berthold, as well as the Wilrich, Montney and Duvernay plays.  The Montney acreage, which had no production or reserves associated therewith, was monetized for $135 million, with approximately one-half paid in 2013 and another one-half paid in 2014.

The Corporation’s performance positively impacted the Corporation’s compensation decisions as below:

•                  Base salary: the 2013 base salaries shown in the Summary Compensation Table reflect actual salary paid to the Named Executive Officers during 2013. Base salary increases made effective March 1, 2013 were approved by the Board in February 2013 and were based, in part, on 2012 corporate performance. Mr. Dundas received a further increase during 2013 when he assumed the position of the CEO. See “ — Base Salary” below.

•                  Short-term incentives: the short-term incentive payments shown in the Summary Compensation Table for 2013 were approved by the Board and paid to executives in February 2014. These payments were based, in part, on the Corporation’s corporate performance rating (the “Corporate Performance Rating”) in 2013 of 1.9. For comparison, the Corporate Performance Rating in 2012 was 0.8. Performance factors considered in the determination of the Corporate Performance Rating include total shareholder return relative to peers, operational performance, and execution of strategic objectives. See “ — Short-Term Incentives” below.

•                  Long-term incentives: the grant date fair value of long-term incentive awards shown in the Summary Compensation Table for 2013 reflects awards made to the Named Executive Officers in July 2012 and January 2013 (and, in the case of Mr. Dundas, in July 2013), in respect of 2013 compensation. The Board considered 2012 corporate performance when determining the size of these awards. The July 2012 award was considered a partial advance with respect to the January 2013 award.  See “ — Long Term Incentives” below.

Compensation Changes Implemented in 2014

The Corporation has revised the delivery programs it uses for long-term incentives. The level of share dilution created by the Stock Option Plan, together with an analysis of competitive long-term incentive practices, caused the Corporation to seek alternatives that would continue to foster a pay for performance culture with the likelihood of lowering Shareholder costs and increasing alignment with Shareholder interests.

The Share Award Incentive Plan includes provisions to grant Share Awards in the form of PSU Awards and RSU Awards, which are intended to be settled with Common Shares issued from treasury. If the Share Award Incentive Plan is approved by the Shareholders at the Meeting, Options are not expected to form a component of future annual long-term incentive awards.  Eligible participants will include executive and non-executive employees of the Corporation. Non-employee directors of the Corporation are not eligible to participate in the Share Award Incentive Plan.

PSU Awards will be granted to executive officers and managers of the Corporation. On a grant date fair value basis, it is intended that 75% of the long-term incentives awarded to executive officers of the Corporation will be in the form of PSU Awards. Pursuant to the Share Award Incentive Plan, PSU Awards “cliff” vest and are paid out after three years, subject to the application of a relative performance-based factor (i.e. multiplier). The performance factor may range from zero to 2.0, depending on the Corporation’s relative total shareholder return (as such term is defined in the Share Award Incentive Plan) performance over the vesting period. The comparator group for the relative assessment will be the constituents of the S&P/TSX Oil & Gas Exploration and Production Index. Payouts of vested PSU Awards will include consideration for dividends paid over the vesting period by notionally reinvesting the dividends.

All employees of the Corporation are eligible to receive RSU Awards. On a grant date fair value basis, it is intended that 25% of the long-term incentives awarded to executive officers and managers of the Corporation will be in RSU Awards. Employees of the Corporation, other than executive officers and managers, are expected to receive 100% of their long-term incentives in the form of RSU Awards.  Pursuant to the Share Award Incentive Plan, RSU Awards vest and are paid out over a three-year period, one-third on each anniversary of the grant date. Dividends will be notionally accrued in respect of RSU Awards in the same manner as for PSU Awards.

Pursuant to the Share Award Incentive Plan, executive officers and non-executive employees of the Corporation will be eligible to receive continued vesting of a portion of their Share Awards following retirement. In order to receive the benefit, an employee must be at least 55 years of age, have at least five years of service to the Corporation, and the sum of age and years of service must be greater than or equal to 65. In addition, they need to provide at least three months’ prior notice of their intention to retire.

The full text of the Share Award Incentive Plan is included in Appendix “A”. Details regarding the long-term awards granted under the Stock Option Plan, the Rights Incentive Plan, the 2011 Executive PSU Plan and the 2009 Executive RSU Plan awarded prior to 2014 are included under “— Incentive Plan Awards”.

Compensation Philosophy

The Corporation’s executive compensation programs are designed to align the short-term, mid-term and long-term actions and decisions of executives with the goal of maximizing value for Shareholders.  The Corporation believes that in order to achieve this goal, its executive compensation must:

•                  pay for performance;

•                  be effective in attracting and retaining highly qualified executive talent;

•                  motivate executives by providing incentives and rewarding executives for implementing the Corporation’s business strategy and increasing value for Shareholders; and

•                  be competitive with industry peers.

The Corporation’s compensation philosophy balances short-term performance with mid-term and long-term Shareholder value creation.  The short-term incentive program predominantly rewards execution of the annual business plan following an assessment which is based on several factors.  These factors include a number of key operational metrics, TSR compared to an industry peer group, and execution of the Corporation’s strategic initiatives.

The Corporation’s long-term incentive plans are designed to both incent executives to grow TSR over time and to motivate and retain executives.  With respect to 2013 compensation, these objectives were accomplished through grants made to executives under the Stock Option Plan and the 2011 Executive PSU Plan.  The Corporation expects that, assuming the Share Award Incentive Plan is approved by Shareholders at the Meeting, in 2014 and thereafter long-term incentive awards will be granted under the Share Award Incentive Plan.

In combination, these programs are designed to motivate, retain and reward executives based on performance and execution of the annual business plan and the long-term strategies that deliver Shareholder value over time. These plans are explained in detail in the section below entitled “— Incentive Plan Awards”.

Compensation Principles

In accordance with the compensation philosophy, the Corporation adheres to the following five key executive compensation principles:

•                  pay “at risk” — a meaningful portion of the executive compensation package is contingent upon corporate and individual performance;

•                  performance measurement — aligning compensation outcomes with the achievement of corporate goals over the short-term, mid-term and long-term periods;

•                  equity alignment — significant equity ownership among all executives, including the Named Executive Officers, to ensure that executives’ financial interests are aligned with those of Shareholders;

•                  retention — ensure that the Corporation’s executive compensation programs provide adequate incentive for executive retention; and

•                  reasonable benefit entitlements — provide a savings plan, health benefits and severance agreements that are within industry norms.

Each of the above principles, and the discussion of the Corporation’s alignment with such principles, is set forth in further detail below.

Pay “At Risk”

The Corporation ensures that a meaningful portion of executive pay is “at risk” by having a significant percentage of the executives’ total compensation comprised of short-term and long-term incentives linked directly to corporate performance and to the Corporation’s TSR. For the 2013 performance year, the following table shows the mix of compensation components for the Named Executive Officers, assuming target award levels:

Note:

(1)         The components of the executive compensation package are described in detail in the section below entitled “— Compensation Elements and Compensation Decisions”.

The compensation represented by grants of short-term and long-term incentives is considered “at risk” because the payout of those incentives relies on such factors as TSR, performance against predetermined operational metrics, delivery on strategic goals and individual performance.

The pay “at risk” concept can be illustrated by comparing the grant date value of past long-term incentive awards to the actual realized value of such awards. The realized value of Options and PSUs is linked to Common Share price and TSR, respectively.  The following chart shows the actual long-term incentive value realized over the past five years by the CEO relative to the grant date fair value disclosed in the Summary Compensation Table for the same years. The value awarded is based on an estimate (on the date of grant) of the expected value those awards will deliver to the grantee in the future. In the case of the CEO, this amount was significantly more than what was actually realized by the executive. The actual realized value in the chart is the amount paid to Mr. Dundas over the same period. This value reflects the exercised Option value as well as the value of vested RSUs and PSUs.

Notes:

(1)         The “Value Awarded” shown above corresponds to the aggregate grant date fair value of share and option-based awards disclosed in the Summary Compensation Table for the years 2009 to 2013.

(2)         The “Actual Realized” shown above reflects the aggregate value of exercised Options and vested RSUs and PSUs paid over the years 2009 to 2013. It corresponds to the values disclosed in the “Incentive Plan Awards — Value Vested or Earned During the Year” tables for the years 2009 to 2013. This calculation does not include the value of vested, unexercised awards.

Performance Measurement

When considering compensation decisions, the Board relies on certain criteria designed to aid them in measuring the performance of the Corporation.  The Committee and the Board participate with management in the annual corporate goal setting process and, in the year following, evaluate the Corporation’s performance based on the following three criteria:

•                  relative TSR;

•                  operational performance, on both an absolute and relative basis; and

•                  execution on strategic initiatives.

For the purposes of short-term incentives, the Committee uses a scorecard approach to assess corporate performance in conjunction with informed judgment to arrive at a Corporate Performance Rating between zero and 2.0.  The Corporate Performance Rating is a multiplier that is used to calculate a portion of an employee’s short-term incentive entitlements.  For the year 2013, based on the recommendation of the Committee, the Board approved a Corporate Performance Rating of 1.9.  This rating was premised on the Corporation generally exceeding its strategic and operative performance objectives, and having the highest TSR relative to a broad group of peers.

With respect to long-term incentive awards, the Corporation’s TSR directly impacts payouts under the 2011 Executive PSU Plan.  Awards of PSUs under that plan formed 50% of the intended value of the long-term incentives awarded to executives, including the Named Executive Officers, in 2013.  Payouts of those awards are dependent on the Corporation’s TSR relative to a defined peer group over a three-year period.  PSUs granted in 2011 under the 2011 Executive PSU Plan vested on December 31, 2013, where relative three-year TSR performance was at the peer group’s 65th percentile. The resulting performance payout factor was 1.6.

The value of Options is linked to changes in the price of Common Shares.  Options only become “in-the-money” when the Common Share price is greater than the price at the date of grant of the Options.

For further information on the short-term and long-term incentive plans and the 2013 corporate performance assessment, refer to “— Compensation Elements and Compensation Decisions “. See “— Incentive Plan Awards — Description of Incentive Plans — 2011 Executive PSU Plan” and “— Incentive Plan Awards — Description of Incentive Plans — Stock Option Plan.”

Equity Alignment

The Board has adopted share ownership guidelines for all of the Corporation’s executives, including the Named Executive Officers, to enhance alignment of executive and Shareholder interests. These guidelines state that each executive must hold equity valued at or greater than the following multiples of their base salary:  CEO — three times base salary; CFO and other Senior Vice-Presidents — two times base salary; and Vice-Presidents — one time base salary.  Additionally, all officers of the Corporation are prohibited from entering into any hedging or other similar transactions that would potentially have the effect of reducing the risk associated with that individual’s required security holdings. For further details, refer to “— Ownership Guidelines”.

Retention

The Board believes that employee retention is a critical component of business success.  Long-term incentive awards form an important part of the Corporation’s executive retention strategy. In order to ensure leadership continuity in executive and other key positions, the Corporation also engages in a succession planning process throughout the year. This includes assessing potential internal candidates and their qualifications, and setting development plans for potential succession candidates. The Committee reviews the Corporation’s succession plans regularly, and at a minimum on an annual basis.

Due to weak Common Share price performance during 2012, the value of the Corporation’s outstanding employee long-term incentives was low, and, accordingly, the loss of executive and key non-executive employees was considered a significant risk. In order to balance the Corporation’s retention concerns at that time with Shareholder interests, the Corporation advanced a portion of the 2013 annual long-term incentive grant in July 2012. These awards normally would have been granted in January 2013.  When granting long-term incentive awards in January 2013, the Corporation deducted the value of the awards made in July 2012 from the value to be awarded. Details regarding long-term incentive awards made to executives in respect of 2013 are described below under “—  Long-Term Incentives”.

Reasonable Benefit Entitlements

Executives participate in the Corporation’s Savings Plan and health and wellness benefits programs. There are no additional pension or savings arrangements provided to executives.

The Corporation has employment agreements in place with each of its executives, including the Named Executive Officers, which specify the severance entitlement of the respective executive under various termination scenarios.  Pursuant to the terms of the Executive Employment Agreements (as defined in this Information Circular), if an executive officer is terminated without “just cause” (as defined in the Executive Employment Agreements), the maximum severance period for the CEO, Senior Vice-Presidents including the CFO, and Vice-Presidents is 30 months, 24 months and 18 months, respectively.

Should a Change of Control occur, severance amounts are not payable unless the executive is terminated or the executive terminates for Good Reasons (as such terms are defined in the Executive Employment Agreements) within 90 days of the transaction (i.e. a “double trigger” is required in order for an executive to receive severance benefits pursuant to a Change of Control).

Refer to “— Compensation Elements and Compensation Decisions — Savings Plan”, “— Compensation Elements and Compensation Decisions — Perquisites” and “— Termination and Change of Control Benefits” for further information.

Compensation Consultant

In 2013, the Corporation retained Mercer (Canada) Limited (“Mercer”), an independent external consulting company, to provide advice to the Committee regarding the compensation of the Corporation’s officers.  Mercer’s mandate is to act as an advisor to the Committee in analyzing market conditions and trends in respect of compensation practices.  Mercer’s engagement also requires it to provide support to the Committee in generating its recommendations to the Board regarding executive compensation, as well as recommendations pertaining to compensation of all non-executive employees of the Corporation.  The Committee meets with Mercer and management of the Corporation and with Mercer alone as the Committee deems appropriate.  In addition, Mercer also assists management of the Corporation by providing miscellaneous consulting services in respect of employee compensation and human resources matters, as required and with prior approval of the Chair of the Committee.  Mercer also provides advice and guidance to the Corporate Governance & Nomination Committee of the Board with respect to director compensation matters.  The Corporation also participates in and uses Mercer’s Total Compensation Survey for the Energy Sector, which enables the Corporation to do comparative compensation analysis for executive and non-executive employee positions in the Corporation.  The Corporation has been using Mercer’s services in relation to its compensation matters since 2005.

The fees paid by the Corporation to Mercer for professional services rendered in the Corporation’s last two fiscal years are as follows:

	2013	2012
	(in $ thousands)
Executive compensation-related fees(1)	$196.9	$191.1
All other fees(2)	34.1	44.1
	$231.0	$235.2

Notes:

(1)         Executive compensation-related fees for services related to determining compensation for the Corporation’s directors and executive officers. This work was completed at the request of the Committee or the Board.

(2)         Represents fees paid by the Corporation to Mercer in respect of general advice on other compensation matters, including fees in connection with annual compensation survey work and miscellaneous consulting services in respect of employee compensation and human resources matters. This work was completed at the request of management.

Risk Mitigation

The Corporation recognizes that certain compensation programs, both employee and executive, could promote unintended behaviours that may, in certain circumstances, be misaligned with the Shareholders’ interests.  Such behaviours could be problematic at any level of the organization; however, they could potentially have a greater impact on the entire organization if exhibited by executive officers of the Corporation. The Corporation seeks to ensure, through the structure of its compensation programs, that executive actions and decisions align with the interests of the Corporation and its Shareholders.  There are additional risks that the Corporation is typically subject to; however, this discussion focuses solely on risks linked to the Corporation’s executive compensation programs.

Elements of the Corporation’s mitigation of behavioural risk are embedded in its compensation processes and executive compensation design.

Process Elements

•                  Members of the Committee meet at least four times per year to review both employee and executive compensation and human resources issues generally, with one of the meetings focused predominantly on executive compensation.

•                  Employment by the Committee of a third party consultant (Mercer) to review the Corporation’s executive compensation programs brings additional objectivity.

•                  A regular review of proxy materials and compensation survey data analysis identifies whether the Corporation’s compensation programs are deviating significantly from market practices.

Compensation Design Elements

•                  A significant portion of the Corporation’s executive compensation package is comprised of “at risk” elements (i.e. option-based awards, share-based awards and short-term incentive bonus).  This “at risk” compensation aligns executive and Shareholder interests mainly because Shareholder returns directly impact the calculation of the short-term and long-term incentives.

•                  Minimum shareholding requirements for the Corporation’s executive officers ensure that the executives are also Shareholders and, therefore, increase alignment with the Shareholders’ interests.

•                  An annual incentive plan coupled with three-year vesting of long-term incentive awards ensures a focus on both near-term performance and longer-term value creation.

Compensation and Market Position

For purposes of 2013 compensation decisions, the Committee considered comparative compensation data provided by Mercer for a select group of comparator companies (the “Total Compensation Comparator Group”).  The Total Compensation Comparator Group for 2013 was determined by taking into consideration a number of criteria, including market capitalization, production volumes and annual revenues.  The group is made up of the following exploration and production companies:

2013 Total Compensation Comparator Group(1)(2)

Advantage Oil & Gas Ltd.	Hunt Oil Company of Canada, Inc.
Apache Canada Ltd.	Lightstream Resources Ltd.
ARC Resources Ltd.	Murphy Oil Company Ltd.
Baytex Energy Corp.	Nexen Inc.
Bonavista Energy Corporation	Pengrowth Energy Corporation
Canadian Natural Resources Limited	Penn West Petroleum Ltd.
ConocoPhillips Canada	Peyto Exploration & Development Corp.
Crescent Point Energy Corp.	Progress Energy Resources Corp.
Sinopec Daylight Energy Ltd.	Talisman Energy Inc.
Devon Canada Corporation	TAQA North Ltd.
Encana Corporation	Trilogy Energy Corporation
EOG Resources Canada Inc.	Vermilion Energy Inc.

Note:

(1)         The comparator group is similar to the group that Mercer, the Committee’s consultant, used for benchmarking purposes in 2012. Changes to the comparator group relative to 2012 reflect changes in participation in Mercer’s survey and the addition of organizations that increased in size to meet the scope parameters for the group, as recommended by Mercer.

(2)         Mercer customized the data set used for comparison for each executive. The data set represents a subset of the organizations listed above. For example, in the case of the CEO and CFO, in 2013 the data excluded Canadian Natural Resources Limited, Encana Corporation, Nexen Inc., and Talisman Energy Inc., as well as any subsidiaries of foreign-owned organizations.

The Corporation believes that these companies represent good comparators of the “market” in which the Corporation competed for executive talent and for which competitive information was available at the time the 2013 compensation decisions were made. At the time the 2013 Total Compensation Comparator Group was selected, the Corporation ranked at approximately the 33rd percentile on market capitalization, the 43rd percentile on production volumes, and the 64th percentile on annual revenues. The Committee regularly reviews the comparator group and market data to ensure compensation competitiveness.

Target compensation levels for executive positions are based on competitive total compensation (base salary, short-term and long-term incentives) data.  The Corporation’s target pay positioning is to be competitive to market and also hold to the pay for performance principle.  Total compensation is therefore judged relative to median market data as a baseline and higher or lower percentile pay based on corporate and individual performance.  The Committee uses that data as a frame of reference and applies judgment in exercising compensation decisions given other considerations such as retention, scarcity of specific skills and talent, comparability of a role within the Corporation’s organization to the benchmark position, and any industry trends.

Compensation Elements and Compensation Decisions

The executive compensation package provides a balanced set of elements designed to deliver the objectives of the compensation philosophy.  The fixed elements (i.e. salary, perquisites and the Savings Plan) provide a competitive base of secure compensation necessary to attract and retain executive talent.  The variable elements (i.e. short-term and long-term incentives) are designed to balance short-term gains with the long-term growth of the Corporation and motivate executives to achieve superior performance on both measures.  The long-term incentive plans also align the interests of executives with Shareholders’ interests and assist in retaining executive talent.  The combination of the fixed elements of the executive pay package and the variable incentive opportunities delivers executives a competitive total compensation package.

Compensation Decision Timing

The Board approved the following elements of the 2013 compensation shown in the Summary Compensation Table at the following times:

•                  base salary increases were approved in February 2013 and were effective March 1, 2013, except for Mr. Dundas, who received an additional increase on July 1, 2013 in connection with his promotion to the CEO position;

•                  short-term incentives in respect of 2013 were approved and paid to the Named Executive Officers in February 2014; and

•                  the grant date fair value of 2013 long-term incentives was determined by the Board in February 2013. As a portion of the 2013 long-term incentive awards was advanced in July 2012, grants made in January 2013 reflected the difference in value between the intended value for the 2013 long-term incentive awards and the value already granted in July 2012 in respect of such. The aggregate value of these awards, together with the additional long-term incentive award made to Mr. Dundas in connection with his promotion to the CEO position, are shown in the Summary Compensation Table for 2013.

Base Salary

Base salary provides a competitive salary to attract and retain capable individuals. Salaries approximate the targeted market position for the executive’s responsibility and reflect the individual performance of the executive.  In February 2013, the Board approved salary levels effective March 1, 2013 for the executive team based on a competitive review which was benchmarked by analysis and data provided by Mercer.  Base salaries for the Named Executive Officers as of December 31, 2013 and December 31, 2012 are presented in the following table.

Named Executive Officer	2013 Base Salary		2012 Base Salary		% Change from 2012 to 2013
Ian C. Dundas	$500,000	(1)	$442,000		13.1%
Gordon J. Kerr	n/a	(2)	$572,000		0.0%
Robert J. Waters	$377,000		$377,000		0.0%
Raymond J. Daniels	$354,320		$344,000	(3)	3.0%
Eric G. Le Dain	$319,300		$310,000		3.0%
Edward L. McLaughlin(4)	$317,697		$288,521	(5)	3.0%

Notes:

(1)         Mr. Dundas’ base salary was adjusted in July 2013 in connection with his promotion to the position of the CEO of the Corporation.

(2)         Mr. Kerr departed from his position as the CEO of the Corporation on June 30, 2013. During the interim period in 2013, Mr. Kerr’s salary had not increased from his December 31, 2012 salary.

(3)         Mr. Daniels’ base salary was adjusted in July 2012 as a result of the expansion of his role to include U.S. operations.

(4)         Mr. McLaughlin is a U.S. employee paid in U.S. dollars. The amounts represent the Canadian-dollar equivalent of the U.S.-dollar compensation awarded to Mr. McLaughlin based on the exchange rate in effect on December 31 of the applicable year (being US$1.00=CDN$1.0636 for 2013 and US$1.00=CDN$0.9949 for 2012). The percentage increase shown above reflects Mr. McLaughlin’s increase in U.S. dollars.

(5)         Mr. McLaughlin’s base salary was adjusted in May 2012 in connection with his promotion to the position of President, U.S. Operations.

Short—Term Incentives

The short-term incentive plan is designed to:

•                  engage employees in understanding and delivering on the annual business plan;

•                  focus employees on corporate and appropriate individual goals based on their level in the organization and the scope of their role;

•                  attract and retain key employees; and

•                  tie competitive incentive opportunities to the achievement of the annual business objectives.

The value of an individual’s short-term incentive is calculated as follows:

These targets were established with reference to competitive practices where target short-term incentive awards are determined as a percentage of salary.

Targets and weightings for the Named Executive Officers are listed in the table below:

Named Executive Officer	Target (% of Base Salary	Individual Weighting	Corporate Weighting
Ian C. Dundas	75%	30%	70%
Robert J. Waters	50%	40%	60%
Raymond J. Daniels	50%	40%	60%
Eric G. Le Dain	50%	40%	60%
Edward L. McLaughlin	40%	50%	50%

(a)  Individual Performance Rating

A portion of an executive’s short-term incentive award is based on assessment of the executive’s performance relative to that executive’s individual objectives.  An executive’s individual goals are created annually by the executive and generally reflect the executive’s role in the achievement of the overall strategic and operational goals of the organization, as determined by management and the directors at an annual strategic meeting.  Following year-end, the Committee receives and considers for approval the recommendations of the CEO with regard to his performance assessment of the executive team (other than the CEO).

For 2013, the Board of Directors determined that the Named Executive Officers met or exceeded the majority of their individual goals and objectives for the year.

(b)  Corporate Performance Rating

The Corporate Performance Rating is determined by the Board with the assistance of the Committee.  There were three primary factors the Committee considered when assessing performance: (i) the Corporation’s relative TSR; (ii) operational metrics; and (iii) strategic initiatives, each of which is described in further detail below.

(i)  Relative Total Shareholder Return (TSR)

The Corporation compared its annual TSR to the constituent companies in the S&P/TSX Oil & Gas Exploration & Production Index in 2013. TSR is calculated by adding the difference between the value of the entity’s common shares at the beginning of the year compared to the value at the end of the year plus the dividends paid during the period and dividing that sum by the value of the entity’s shares at the beginning of the year.

The Corporation had a TSR for Canadian investors of 58% in 2013.  This was the highest ranking of the 32 companies in the S&P/TSX Oil & Gas Exploration & Production Index.  This was also the highest ranking relative to the publicly-traded entities within the Total Compensation Comparator Group (all of which are included in the S&P/TSX Oil & Gas Exploration & Production Index).  The Corporation had a TSR for U.S. investors of 48% in 2013 after taking into account changes in the Canadian/U.S. dollar exchange rate.

The Committee and the Board concluded that the Corporation exceeded expectations with respect to TSR.

(ii)  Operational Metrics

Management establishes annual goals for operational metrics that are important to shareholder value creation.  Most of these operational goals form the basis of the Corporation’s public guidance.   The Committee and the Board review these goals at the beginning of the year and track the Corporation’s performance relative to these goals throughout the year.

At the end of the year, the Committee and the Board consider these operational metrics as part of the overall performance evaluation in determining the Corporate Performance Rating.   The Corporation’s operational metrics are further examined in light of multi-year patterns, industry trends, and the results of companies in the Total Compensation Comparator Group.

The following table and rating discussion outlines the primary 2013 operational metrics which the Board used to determine 2013 corporate performance relative to predetermined targets/guidance for such metrics:

2013 Primary Operational Metrics Scorecard

Metric	2013 Target(1)	2013 Result		Assessment Against Expectation
Annual average daily production (MMBOE/day)	83,500 (original) 83,645 (revised(2))	89,793		Exceeded
December exit production (MMBOE/day)	86,000 (original) 91,365 (revised(2))	99,569		Exceeded
Exploration and development capital ($ millions)	$685		$681	Exceeded(3)
Proved plus probable finding and development costs (by product type)	$25.00/BOE (oil) $2.00/Mcf (gas)	$ $	26.35 0.62	Met (oil) Exceeded (gas)
Reserves replacement ratio	1.5	2.4		Exceeded
Recycle ratio	1.6	2.4		Exceeded
Operating expenses per BOE ($/BOE)	$10.70 (original) $10.58 (revised(2))		$10.48	Met
Cash G&A	$2.70		$2.54	Exceeded

Notes:

(1)         The operational metrics reflected in the table consist in part of internal corporate targets which may not precisely align with operational metrics published for public guidance purposes.

(2)         The Corporation adjusted certain targets to reflect acquisitions and divestitures.

(3)         Actual capital spend associated with the production shown was lower than shown as the Corporation significantly improved capital efficiencies; however, the capital savings were largely re-allocated to additional delineation spend without 2013 production deliverables.

The Corporation also compared operational metrics relative to a select group of Canadian conventional oil and gas producers whose business is reasonably aligned with the Corporation’s. For 2013, this group included ARC Resources Ltd., Bonavista Energy Corporation, Crew Energy Inc., NuVista Energy Ltd., Parallel Energy Trust, Pengrowth Energy Corporation, Penn West Petroleum Ltd., Trilogy Energy Corporation, Whitecap Resources Inc., and Zargon Oil & Gas Ltd.  The Committee and the Board concluded that the Corporation generally exceeded expectations with respect to operational metrics.

(iii)  Strategic Initiatives

Management’s strategic objectives in 2013 were focused on the following areas:

•                  improving  performance relative to safety and social responsibility:

Met/Mixed results: Key safety focused programs were successfully implemented. The Corporation exceeded  targets related to motor vehicle incidents, reported spills and volumes, and high-risk regulatory non-compliance; however, the Corporation did not meet targets related to total recordable injury frequency, lost time injury frequency, and low risk regulatory non-compliance.

•                  improving cost management and enhancing and simplifying the Corporation’s core business systems:

Exceeded expectations: Significant cost reductions were achieved for drilling, completion and equipping wells. Accounting controls were improved. The Corporation came in slightly under its capital budget for the year while drilling more wells, producing more oil and gas, and accelerating the delineation of its early stage assets. Seventeen major system projects were successfully completed in 2013 on time and on budget.

•                  implementing strategies to finance the funding shortfall in 2013, retain a strong balance sheet, and build long-term sustainability while maintaining the dividend:

Exceeded expectations: The Corporation continued to high-grade and concentrate its portfolio in 2013. The Corporation sold an aggregate of $365 million of non-core assets, redeploying $245 million to increase its working interest in the Marcellus, Wilrich, Bakken/Three Forks and waterflood plays. The Corporation also secured additional acreage in the Wilrich, Marcellus, and Bakken/Three Forks plays. The net acquisition and divestment activity generated approximately $120 million towards debt reduction. The Corporation exited 2013 with a trailing 12 month debt-to-funds flow of 1.4 times and an adjusted payout ratio of 114%.

•                  de-risk and increase market valuation of early stage growth assets, improve the asset portfolio through oil/liquids rich acquisitions and non-core asset divestments. Advance improved oil recovery (IOR)/enhanced oil recovery (EOR) potential:

Exceeded expectations: The Corporation de-risked early stage assets such as the Three Forks in Fort Berthold, as well as the Wilrich, Montney and Duvernay. The Corporation monetized its Montney acreage which had no production or reserves associated therewith for $135 million or approximately $4,000/acre. The Corporation maintained its best estimate of contingent resources at 363 MMBOE despite converting approximately 70 MMBOE of contingent resources to reserves. The waterflood development at Med Hat Glauc C, Ratcliffe field and Giltedge continued to perform well.

The Committee and the Board concluded that the Corporation generally exceeded expectations with respect to the Strategic Initiatives, however it noted that targets were not met for a portion of the safety goals (total recordable injury frequency, lost time injury frequency, and low risk regulatory non-compliance).

(iv)  Determination of 2013 Corporate Performance Rating

In this evaluation, the Committee may also consider other circumstances, such as macroeconomic environment, external constraints and labour supply/demand conditions, and it may also exercise its discretion to modify the relative weighting of the three primary factors on the Corporate Performance Rating.  The Corporate Performance Rating scale includes possible ratings between zero and 2.0.  A rating of 1.0 is generally reflective of meeting the Board’s performance expectations.  The Board has full discretion over the rating assessment process.  In addition to taking into account all three of the above performance categories, the Board will take into account certain subjective factors that it believes are material or appropriate in the circumstances.  For the year 2013, based on the recommendation of the Committee, the Board approved a Corporate Performance Rating of 1.9.  This rating reflects the Corporation’s success at meeting or exceeding all objectives, including strategic, operational, and shareholder return metrics, but it also reflects consideration that not all the safety targets were met.

Long—Term Incentives

Long-term incentives provided by the Corporation are designed to accomplish the following four main objectives:

•                  align elements of employee compensation with longer-term value creation for Shareholders;

•                  provide a competitive, performance-based component of compensation;

•                  recognize employees’ longer-term potential contribution to the Corporation; and

•                  facilitate the attraction, retention and engagement of key employees.

Within the total compensation framework, executives are assigned competitive target long-term incentive awards, expressed as a percentage of salary.  The Board has discretion in determining the target long-term incentive opportunity based on the above and the comparative market data.  The actual award may be adjusted up or down from the target award based on individual performance together with other factors that the Board may consider from time to time.

Following its review of market competitive executive compensation levels, the Committee approved the following changes to target long-term incentive award levels for the 2013 long-term incentive awards:

Named Executive Officer	2013 LTI Target (% of Base Salary)	2012 LTI Target (% of Base Salary)
Ian C. Dundas(1)	300%	200%
Gordon J. Kerr(2)	300%	300%
Robert J. Waters	200%	175%
Raymond J. Daniels	200%	150%
Eric G. Le Dain	200%	150%
Edward L. McLaughlin	125%	125%

Notes:

(1) Mr. Dundas’ long-term incentive target increased in connection with his promotion to the CEO position in July 2013.

(2) Mr. Kerr, the former CEO, left the Corporation in June 2013.

During 2013, annual long-term incentive awards were delivered through a combination of Options and PSUs.  Options create strong alignment of the executives’ interests with Shareholder interests as their value tracks the share price.  PSUs also create such alignment with Shareholder interests as their value tracks the Corporation’s relative TSR performance amongst its peers, in addition to the share price.

In mid-2012, although the Corporation had implemented many of the strategic changes that were expected to deliver future success, there was still downward pressure on the Corporation’s share price due to macroeconomic factors such as weak natural gas prices and the lack of track record with respect to the Corporation’s turnaround efforts. The Board was concerned with the lack of retention value in the existing long-term incentive plans and the need to retain executives and staff through this transition period.   The Board decided to advance a portion of the 2013 long-term incentive award to employees, including the Named Executive Officers. The executives received this advance of their 2013 long-term incentive awards in July of 2012 (which normally would have been granted in January 2013).   The final January 2013 grant was then reduced to reflect the portion of the long-term incentive awards that had been granted earlier in July 2012.

On a grant-date fair value basis, all long-term incentive awards made to the Named Executive Officers in respect of 2013 were allocated 50% PSU grants and 50% Option grants, under the 2011 Executive PSU Plan and the Stock Option Plan, respectively.

Savings Plan

The Corporation has a Savings Plan which provides the executives and staff the opportunity to save for retirement or other financial goals.  The employee may contribute any percentage of earnings to the Savings Plan they choose.  To support the employees’ progress toward meeting their financial objectives, the Corporation contributes a minimum of 4%, to a maximum of 12%, of earnings to the Savings Plan on behalf of the employee, depending on the employee’s level of contributions.  The Corporation’s contributions, made on a quarterly basis, vest immediately and employees have immediate access to all contributions. The Committee considers this program to be competitive with other similar plans in its industry.  There is no other form of pension, retirement or savings program.  All Named Executive Officers have chosen to participate in the program at the maximum levels.

Perquisites

The Corporation’s perquisite program consists of an automobile allowance, parking, club dues and health and wellness benefits.  Programs are competitive when compared to the prevailing practices for companies of comparable size in the oil and gas industry.

Employment Agreements

Executive Employment Agreements alleviate personal uncertainty and provide fair treatment in the event of termination or a change in role, especially in the case of a Change of Control of the Corporation.  In exchange, executives commit to non-solicitation and confidentiality conditions in the event of termination.  Further details are provided in the section below entitled “— Termination and Change of Control Benefits”.

Ownership Guidelines

The Board has adopted certain equity ownership guidelines for the Corporation’s executives whereby the executives are required to acquire a minimum beneficial ownership in the equity of the Corporation within five years from the later of the date of their appointment as an officer of the Corporation or receiving written notice from the Corporation of such guidelines.  Pursuant to these guidelines, the CEO is required to maintain three times his annual salary in equity.  The CFO and other Senior Vice-Presidents are required to hold two times their annual salary, and Vice-Presidents are required to hold one time their annual salary.  For the purposes of assessing compliance with the Corporation’s share ownership guidelines, “equity” is defined to include Common Shares, the minimum value (i.e. 0.5 times) of PSUs granted prior to 2014, and RSUs, but excluding Incentive Rights and Options.  In addition, each executive is expected to accumulate at least one-half of the ownership requirement in Common Shares prior to his or her particular compliance date.  In the event of an increased ownership threshold as a result of a promotion to a higher executive level, the executive must achieve the higher ownership threshold within three years of such promotion.  As of December 31, 2013, all executives of the Corporation, including the Named Executive Officers, were in compliance with the Corporation’s equity ownership guidelines or have additional time remaining to achieve the requisite ownership thresholds.

The following table sets forth each Named Executive Officer’s aggregate Common Share ownership and other equity-based holdings in the Corporation as of December 31, 2013.  For additional details regarding the disclosed value of the Incentive Rights, Options, RSUs and PSUs held by each of the Named Executive Officers as at December 31, 2013, see “- Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” below.

Named Executive Officers’ Aggregate Equity Holdings
as of December 31, 2013

Name	Share Ownership Value Required ($)	Number and Value of Common Shares(1)(2) (# / $)	Value of RSUs and PSUs(3) ($)	Total ($)
Ian C. Dundas	1,500,000	62,752 / 2,510,080	1,029,501	3,539,581
Robert J. Waters	754,000	38,959 / 1,558,360	605,669	2,164,029
Raymond J. Daniels	708,640	17,261 / 406,936	560,237	967,173
Eric G. Le Dain	638,600	18,802 / 524,379	479,620	1,003,999
Edward L. McLaughlin(4)	317,697	375 / 10,436	303,127	313,563

Notes:

(1)         Based on the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by each Named Executive Officer.

(2)         Based on the closing price of the Common Shares on the TSX of $19.30 per Common Share on December 31, 2013 or their book value at the time of acquisition, whichever is higher.

(3)         For the purposes of assessing the value of the Named Executive Officers’ aggregate equity holdings, the Corporation recognizes one-half of the value of outstanding PSUs as at December 31, 2013 (which reflects the minimum payout multiplier for all outstanding PSUs of 0.5).

(4)         Mr. McLaughlin is a U.S. employee paid in U.S. dollars. The amounts represent the Canadian-dollar equivalent of the U.S.-dollar share ownership value based on the exchange rate in effect on December 31, 2013 of US$1.00=CDN$1.0636 for 2013.

Pursuant to the Corporation’s Code of Business Conduct, executives and directors of the Corporation are prohibited from entering into any hedging or other similar transactions designed to reduce, directly or indirectly, the price risk associated with that individual’s holdings of the Corporation’s securities.  The purpose of this prohibition is to ensure that the directors and executives of the Corporation remain aligned with Shareholders’ interests and incentivize them to continue to build Shareholder value.

Performance Graph

The following graph illustrates, using the left axis, changes from December 31, 2008 to December 31, 2013 in cumulative total return to the Corporation’s securityholders, assuming an initial investment of $100 in Trust Units with all cash dividends and distributions reinvested, compared to the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, with all their respective dividends and distributions reinvested.  The graph also illustrates, using the right axis, the changes in aggregate compensation awarded to the five individuals who were the Named Executive Officers for each of those years, and who remained employed by the Corporation as of December 31 of each of those years, as disclosed in the Summary Compensation Table.

Aggregate Named Executive Officer compensation in 2013 was lower than in 2012, notwithstanding the Corporation’s improved TSR.  This is attributable to the Corporation providing a lower salary to the new CEO relative to the prior incumbent’s salary, and having an executive in the Named Executive Officer group who is not a senior executive and, therefore, has lower incentive targets relative to the other Named Executive Officers.

Summary Compensation Table

Outlined below is a description of the compensation paid, payable, awarded or granted with respect to 2013 by the Corporation to the Named Executive Officers.  The Corporation does not have any pension plans or similar deferred compensation plans.

Summary Compensation Table

					Non-equity incentive plan compensation
Name and Principal Position	Year	Salary ($)	Share-based awards(1)(2) ($)	Option-based awards(3) ($)	Annual incentive plans(4) ($)	All other compensation(5) ($)		Total compensation ($)
Ian C. Dundas President & CEO	2013	470,000	921,013	921,013	690,000	218,022		3,220,048
	2012	439,167	731,250	731,250	286,416	173,308		2,361,391
	2011	416,250	960,000	480,000	385,000	196,718		2,437,968

Gordon J. Kerr Former President & CEO	2013	324,060	858,000	858,000	—	6,233,681	(6)	8,273,741
	2012	568,333	1,029,600	1,029,600	368,940	234,695		3,231,168
	2011	545,833	1,200,000	600,000	470,000	243,215		3,059,048

Robert J. Waters Senior Vice-President & Chief Financial Officer	2013	377,000	490,100	490,100	343,070	157,555		1,857,825
	2012	374,500	522,500	522,500	203,580	141,329		1,764,409
	2011	360,000	724,000	362,000	265,000	159,387		1,870,387

Raymond J. Daniels Senior Vice-President, Operations	2013	352,600	496,048	496,048	322,431	145,594		1,812,721
	2012	331,800	406,875	406,875	192,640	120,675		1,458,865
	2011	298,833	589,000	294,500	217,000	125,023		1,524,356

Eric G. Le Dain Senior Vice-President, Corporate Development, Commercial	2013	317,750	415,090	415,090	300,142	132,707		1,580,779
	2012	307,500	365,425	365,425	173,600	115,603		1,327,553
	2011	292,500	590,000	295,000	206,500	133,945		1,517,945

Edward L. McLaughlin(7) President, U.S. Operations	2013	316,155	278,687	287,861	231,919	91,543		1,206,165
	2012	265,431	200,306	197,940	138,490	65,189		867,356
	2011	28,828	213,936	61,371	33,561	6,836		344,532

Notes:

(1)          Represents the Board’s determination of the fair value on the date of grant of the PSUs awarded to the Named Executive Officers under the 2011 Executive PSU Plan and reflects what the Board intended to award the Named Executive Officers under that plan.  See “— Incentive Plan Awards — 2011 Executive PSU Plan” below for a description of that plan.  The actual number of PSUs awarded to each Named Executive Officer was determined by dividing the intended dollar award amount by the weighted average trading price of the Common Shares on the TSX for the first ten trading days of the applicable performance. The grant date fair value presented in the above table differs from the fair value determined in accordance with U.S. GAAP, which utilizes the closing Common Share trading price on the TSX on the grant date and assumes a relative performance factor of 1.0, and which provides an accounting fair value of the awards as follows: (i) Ian C. Dundas: 2013 - $986,653;

2012 - $655,909; 2011 - $453,420; (ii) Gordon J. Kerr: 2013 - $881,148; 2012 - $923,500; 2011 - $566,760; (iii) Robert J. Waters: 2013 - $510,195; 2012 - $468,672; 2011 - $341,940; (iv) Raymond J. Daniels: 2013 - $519,647; 2012 - $364,960; 2011 - $279,770; (v) Eric G. Le Dain: 2013- $434,131; 2012 - $327,781; 2011 - $278,670; and (vi) Edward L. McLaughlin: 2013 - $290,278; 2012 - $140,446; 2011 - $50,548. The actual value realized upon the vesting and payment in respect of such PSUs may be greater or less than the grant date fair value indicated.  See the tables below for the estimated market or payout value of the PSUs granted in 2012 and 2013 as at December 31, 2013 and the realized payout value of the PSUs granted in 2011 that vested on December 31, 2013.

(2)          For 2011 compensation, the amounts also include the Board’s determination of the fair value on the date of the grant of the one-time transitional award of RSUs awarded to the Named Executive Officers under the 2009 Executive RSU Plan and reflects what the Board intended to award the Named Executive Officers under that plan. See “— Incentive Plan Awards — 2009 Executive RSU Plan” below for a description of that plan. The 2011 RSU grant was made to the Named Executive Officers other than Mr. McLaughlin in order to address the long-term retention compensation gap which was created by the transition to a 100% three-year “cliff” vesting provision for grants made under the 2011 Executive PSU Plan from an annual vesting provision for grants made under the 2009 Executive RSU Plan. These RSUs vested as to one-half in each of March 2012 and March 2013. The 2011 RSU grant to Mr. McLaughlin was made in connection with the commencement of his employment with the Corporation.  The grant date fair value presented in the above table differs from the fair value determined in accordance with U.S. GAAP, which utilizes the closing Common Share trading price on the TSX on the grant date and which provides an accounting fair value of the awards as follows: Ian C. Dundas - $478,342; Gordon J. Kerr - $597,905; Robert J. Waters - $360,755; Raymond J. Daniels - $293,258; Eric G. Le Dain - $293,969; and Edward L. McLaughlin - $150,286. See “— Incentive Plan Awards — Value Vested or Earned During the Year” below for the realized payout value of the portion of those RSUs that vested in March 2013.

(3)          These awards represent the Board’s determination of the fair value on the date of grant of the Options awarded to the Named Executive Officers under the Stock Option Plan.  See “— Incentive Plan Awards — Stock Option Plan” below for a description of the Stock Option Plan.  The grant date fair value reflects what the Board intended to award the Named Executive Officers under the Stock Option Plan in 2013, 2012 and 2011.  The number of Options granted to achieve such intended award has been calculated based on a valuation methodology for the Options provided to the Board of Directors by Mercer.

The grant date fair value of Options granted in 2013, 2012 and 2011 presented in the above table differs from the fair value determined using the Black-Scholes pricing model (the “Black-Scholes Model”) adopted by the Corporation for accounting purposes in accordance with U.S. GAAP.  Under the Black-Scholes Model, the fair value of an Option in 2013, 2012 and 2011 was determined to be approximately 9%, 11% and 15% of the underlying market price of a Common Share on the date of grant, respectively.  The key assumptions and estimates used for the calculation of the accounting fair value under the Black-Scholes Model for the Named Executive Officers are as follows:  Dividend Yield:  2013 — 8.00%; 2012 — 7.70%; 2011 - 7.11%; Volatility:  2013 — 27.8%; 2012 — 30.2%; 2011 — 35%; Risk-free interest rate:  2013 — 1.50%; 2012 — 1.47%; 2011 — 2.38%; and Forfeiture rate: 2013 — 10.0%;  2012 — 10.0%; 2011 — 8.5%.  The Black-Scholes Model provides an accounting fair value of the awarded number of Options in 2013, 2012 and 2011 as follows: Ian C. Dundas:  2013 — $850,518; 2012 — $734,681; 2011 — $505,321; Gordon J. Kerr:  2013 — $684,552; 2012 — $1,034,431; 2011 — $631,647; Robert J. Waters:  2013 — $428,048; 2012 — $524,951; 2011  —$381,093; Raymond J. Daniels:  2013 — $450,776; 2012 — $408,786; 2011 — $310,298; Eric G. Le Dain:  2013 — $373,369; 2012 — $367,140; 2011 —$310,560; and Edward L. McLaughlin: 2013 — $296,185; 2012 — $196,655; 2011 — $59,162.

The actual value realized upon the future exercise of Options may be greater or less than the grant date fair value indicated.  See “— Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” below for the number and estimated market value of all Options (as well as Incentive Rights awarded under the predecessor Rights Incentive Plan) held by the Named Executive Officers at December 31, 2013.

(4)         These amounts represent the cash bonus awards earned by the Named Executive Officers for the applicable year, which were paid in the following calendar year.  See “— Compensation Discussion and Analysis — Short-Term Incentives” above.

(5)          The amounts in this column relate to car allowances, parking payments, health and wellness benefits paid under a flexible spending account, club membership dues, financial counseling and other services, the matching contribution made by the Corporation to each of the Named Executive Officers pursuant to the Savings Plan and the amount of notional monthly distribution or dividend equivalent payments accumulated (but not paid) in the specified year on the outstanding PSUs and RSUs held by the Named Executive Officers granted under the 2011 Executive PSU Plan and the 2009 Executive RSU Plan, respectively.

(6)          Includes an aggregate payment of $6,016,835 pursuant to the terms of Mr. Kerr’s Executive Employment Agreement when he retired on June 30, 2013 at the request of the Board, which is comprised of payments in respect of salary ($1,430,000), annual cash bonus award ($1,258,410), accelerated vesting of PSUs granted under the 2011 Executive PSU Plan ($2,828,318), and benefits ($500,107).

(7)          Represents compensation paid to Mr. McLaughlin from the commencement of his employment with the Corporation on November 15, 2011 and his subsequent appointment as an executive officer on May 7, 2012.  Other than in respect of “Share-based awards” and “Option-based awards”, the amounts represent the Canadian-dollar equivalent of the U.S. dollar compensation paid or awarded to Mr. McLaughlin based on the exchange rate in effect on December 31 of the applicable year, being US$1.00=CDN$1.0636 for 2013, US$1.00=CDN$0.9949 for 2012 and US$1.00=CDN$1.017 for 2011. The amounts presented for “Share-based awards” and “Option-based awards” represent the Canadian-dollar equivalent of the U.S.-dollar grant date fair value based on the exchange rate in effect on the grant date, being approximately US$1.00=CDN$1.010 for 2013 awards, US$1.00=CDN$1.0207 for 2012 awards and US$1.00=CDN$1.0158 for 2011 awards.

For a discussion of the methodology and considerations applied in determining the amounts of the payments and awards described in the above table, see “— Compensation Discussion and Analysis” above.

Incentive Plan Awards

The Corporation has in place a combination of incentive plan awards designed to reward officers and employees of the Corporation on the long-term performance of the Common Shares and to align the interests of officers and employees with Shareholders.  See “— Compensation Discussion and Analysis” above.

Outstanding Option-Based Awards and Share-Based Awards

The following table includes all awards outstanding as at December 31, 2013 under the Stock Option Plan and the predecessor Rights Incentive Plan, as these awards are considered “option-based awards” under applicable securities laws.  The table also includes outstanding awards as at December 31, 2013 under the 2011 Executive PSU Plan, as these awards are considered “share-based awards” under applicable securities laws.  There were no share-based awards that vested in 2013 but have not been paid out or distributed as at December 31, 2013.  A description of each of the Stock Option Plan, Rights Incentive Plan and 2011 Executive PSU Plan is set forth below under “— Description of Incentive Plans”.

As described above under “— Compensation Discussion and Analysis — Long-Term Incentives” and in the notes to the Summary Compensation Table, the following table includes Options and PSUs granted to the Named Executive Officers in July 2012 as an advance on the 2013 incentive plan awards for the Corporation’s employees.  Mr. Gordon J. Kerr, the former President & CEO of the Corporation, no longer holds any option-based awards or share-based awards.

Outstanding Option-Based Awards and Share-Based Awards as of December 31, 2013

	Option-Based Awards				Share-Based Awards
	Common
	Shares			Value of
	underlying	Exercise		unexercised in-
	unexercised	prices of		the-money		Market or payout
	Incentive	Incentive		Incentive	Number of share-	value of share-based
	Rights or	Rights or		Rights or	based awards that	awards that have not
	Options	Options(1)	Incentive Right or Option	Options(3)	have not vested	vested
Name	(#)	($)	expiration dates(2)	($)	(#)	($)
Ian C. Dundas	140,915	15.77	March 5, 2020	497,430	98,333 PSUs(4)	2,231,726	(4)
	397,972	13.96	March 5, 2020	2,125,170
	151,859	13.23	July 9, 2019	921,794
	289,032	23.00	March 8, 2019	Nil
	105,264	30.40	March 10, 2018	Nil
	89,801	23.58	December 31, 2014-2016	Nil
	38,478	17.11	December 31, 2014-2015	84,267
	16,431	40.40	December 31, 2014	Nil

Robert J. Waters	258,805	13.96	March 5, 2020	1,382,019	57,496 PSUs(4)	1,306,892	(4)
	113,336	13.23	July 9, 2019	687,950
	206,522	23.00	March 8, 2019	Nil
	79,386	30.40	March 10, 2018	Nil
	70,505	23.58	December 31, 2014-2016	Nil
	34,890	17.11	December 31, 2014-2015	76,409
	16,431	40.40	December 31, 2014	Nil

Raymond J. Daniels	292,143	13.96	March 5, 2020	1,560,044	53,466 PSUs(4)	1,213,637	(4)
	88,642	13.23	July 9, 2019	538,057
	160,821	23.00	March 8, 2019	Nil
	16,732	30.64	March 10, 2018	Nil
	47,720	30.40	March 10, 2018	Nil
	44,445	23.58	December 31, 2014-2016	Nil
	19,684	17.11	December 31, 2014-2015	43,108
	6,180	40.40	December 31, 2014	Nil

Eric G. Le Dain	237,854	13.96	March 5, 2020	1,270,140	45,708 PSUs(4)	1,037,904	(4)
	79,881	13.23	July 9, 2019	484,878
	144,437	23.00	March 8, 2019	Nil
	64,693	30.40	March 10, 2018	Nil
	51,951	23.58	December 31, 2014-2016	Nil
	24,930	17.11	December 31, 2014-2015	54,597
	8,790	40.40	December 31, 2014	Nil

Edward L. McLaughlin	229,116	13.96	March 5, 2020	1,223,479	28,945 PSUs(4)	656,612	(4)
	44,582	14.14	March 8, 2019	230,043
	36,711	23.00	March 8, 2019	Nil
	15,920	25.70	March 10, 2018	Nil

Notes:

(1)         The exercise prices of the outstanding Incentive Rights are presented after giving effect to the reduction in the applicable exercise prices in accordance with the terms of the Rights Incentive Plan.

(2)         Any awards with the expiration date of July 9, 2019 and March 5, 2020 represent Options granted in July 2012 and March 2013, respectively, as part of 2013 compensation.  Any awards with expiration dates of March 10, 2018 and March 8, 2019 represent Options granted under the Stock Option Plan as part of 2011 and 2012 compensation, respectively.  Any awards with expiration dates ranging from 2014 to 2016 represent Incentive Rights granted under the Rights Incentive Plan prior to January 1, 2011.

(3)     The value of the unexercised in-the-money Incentive Rights and Options as of December 31, 2013 is determined based on the excess of the closing price of the Common Shares on the TSX on December 31, 2013 of $19.30 per Common Share over the applicable exercise price.  All outstanding Incentive Rights were vested as at December 31, 2013.  The Stock Option Plan awards generally vest as to one-third on each of the first, second and third anniversaries of the date of grant and expire on the date which is seven years from the date of grant.  Accordingly, two-thirds of the Options granted to the Named Executive Officers in 2011, one-third of the Options granted in 2012 and none of the Options granted in 2013 were vested as at December 31, 2013.

(4)         Represents the number of PSUs awarded in 2012 and 2013 pursuant to the 2011 Executive PSU Plan.  The estimated future payouts represent the Corporation’s estimate, as at December 31, 2013, of the future payout amount of such awards based on the closing price of the Common Shares on the TSX on December 31, 2013 of $19.30, assuming that the monthly cash dividend amount in effect at December 31, 2013 continues to be in effect until the applicable vesting and payment dates and a relative performance factor (multiplier) of 1.0, which corresponds to the Corporation achieving the 50th (median) percentile as compared to its performance group.  Subject to the Board’s discretion, the minimum payout would be one-half of this amount and the maximum payout would be two times this amount. As of December 31, 2013, the performance factors for PSUs awarded in January 2012, July 2012 and January 2013 were tracking towards multipliers of 0.9, 2.0 and 2.0, respectively. The actual amount ultimately paid to the Named Executive Officers in respect of such PSUs upon vesting may be greater or less than the amounts indicated.  The PSUs generally vest 100% approximately three years from the date of grant.  Accordingly, none of the PSUs granted to the Named Executive Officers in 2012 or 2013 were vested as at December 31, 2013.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested or were earned in 2013 for each Named Executive Officer under the Rights Incentive Plan and the Stock Option Plan (which are “option-based awards” in the table below) and under the 2009 Executive RSU Plan and 2011 Executive PSU Plan (which are “share-based awards” in the table below), as well as the amount of non-equity incentive plan awards (i.e., cash bonuses) earned during the year.

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year(1) ($)	Option-based awards - Value realized upon exercise during the year(2) ($)	Share-based awards - Value vested during the year(3) ($)	Non-equity incentive plan compensation - Value earned during the year(4) ($)
Ian C. Dundas	147,154	Nil	833,258	690,000
Gordon J. Kerr(5)	1,220,448	1,674,754	3,107,881	N/A
Robert J. Waters	109,822	27,319	631,940	343,070
Raymond J. Daniels	85,893	Nil	498,076	322,431
Eric G. Le Dain	77,403	31,334	507,974	300,142
Edward L. McLaughlin	14,698	111,554	74,942	231,919

Notes:

(1)         Represents the aggregate value of the Incentive Rights and Options held by the Named Executive Officer that vested in 2013. The value was calculated as the difference between the exercise price of the Options and the Incentive Rights (reduced in accordance with the Rights Incentive Plan), as applicable, that vested in 2013 and the closing price of the Common Shares on the TSX on the date of vesting.

(2)         Calculated using the price received on the disposition of the Common Shares issued upon exercise of the Options or the Incentive Rights, as applicable, less the exercise price of such Options or Incentive Rights.

(3)         Consists of the following, on an aggregate basis, for all Named Executive Officers, except Mr. Kerr: (i) one-third of the RSUs awarded in 2010 pursuant to the 2009 Executive RSU Plan; (ii) one-half of the RSUs awarded in 2011 pursuant to the 2009 Executive RSU Plan as part of the one-time transitional award; and (iii) the PSUs granted in 2011 pursuant to the 2011 Executive PSU Plan.  The RSU payouts, all of which were made in cash, were based on a five-day weighted average trading price of the Common Shares on the TSX ending three business days prior to the applicable vesting dates plus the accumulated dividends on the vested RSUs from the date of grant.

The PSU payouts, all of which were also made in cash, were based on a ten-day weighted average trading price of the Common Shares on the TSX ending on the applicable vesting dates, plus the accumulated dividends on the vested PSUs from the date of grant, and were subject to a relative performance payout factor of 1.60. This performance factor was determined on the basis of the Corporation’s relative total shareholder return over the vesting period reaching the 65th percentile of returns among the constituents of the S&P/TSX Oil & Gas Exploration and Production Index.

(4)         Represents the cash bonus awards paid to the Named Executive Officers in respect of 2013. Mr. McLaughlin’s cash bonus was paid in U.S. dollars, and the Canadian-dollar denominated equivalent represented is based on the exchange rate in effect on December 31, 2013, being US$1.00=CDN$1.0636.

(5)         Pursuant to Mr. Kerr’s Executive Employment Agreement, all outstanding unvested Options and PSUs vested effective June 30, 2013, the date of Mr. Kerr’s departure. The value of share-based awards vested in 2013 consists of the following, on an aggregate basis: (i) one-third of the RSUs awarded in 2010 pursuant to the 2009 Executive RSU Plan; (ii) one-half of the RSUs awarded in 2011 pursuant to the 2009 Executive RSU Plan as part of the one-time transitional award; and (iii) PSUs granted in 2011, 2012, and 2013 pursuant to the 2011 Executive PSU Plan. For each PSU payout, the relative performance factor, share price and accumulated dividends were calculated as of June 24, 2013. At the date of his departure from the Corporation, Mr. Kerr had outstanding four tranches of PSU awards, which were granted in January 2011, January 2012, July 2012 and January 2013. The payout multipliers for these awards were 0.88, 0.72, 1.84, and 2.0, respectively. With respect to these awards, the Board exercised its discretion in determining the payout by using Mr. Kerr’s departure date.

Description of Incentive Plans

Stock Option Plan

The Corporation adopted the Stock Option Plan in connection with the Conversion, and the plan was approved by the Fund’s unitholders on December 9, 2010.  The purpose of the Stock Option Plan is to provide effective long-term incentives to the eligible recipients of Options and reward them on the basis of the long-term trading price of the Common Shares.  If Shareholders approve the Share Award Incentive Plan at the Meeting, the Corporation expects to discontinue grants under the Stock Option Plan.  Below is a summary of the significant provisions of the Stock Option Plan.

The Stock Option Plan permits the Board of Directors to issue Options to any officer or employee of the Corporation as the Board of Directors may determine.  Directors of the Corporation are not eligible to participate in the Stock Option Plan.  The Stock Option Plan provides that, at all times, 10% of the issued and outstanding Common Shares (on a non-diluted basis), less the number of Common Shares that are reserved for issuance pursuant to other securities based compensation arrangements where Common Shares may be issued from treasury (i.e. the Rights Incentive Plan and, if approved by Shareholders at the Meeting, the proposed Share Award Incentive Plan), will be reserved and available for issuance upon the exercise of Options. This 10% maximum is a “reloading” provision whereby a number of Common Shares equivalent to the number of Options that have been exercised, terminated or cancelled or that have expired are re-reserved for issuance under the Stock Option Plan and available for future issuances.  As of March 12, 2014, there were 11,445,476 Options outstanding, representing 5.6% of the issued and outstanding Common Shares on that date.  As Options are exercised, terminated, cancelled or expire, the Common Shares underlying such Options will instead become available for issuance under the Share Award Incentive Plan, subject to the limit of 5% of the issued and outstanding Common Shares reserved for issuance under that plan.

The maximum number of Common Shares that any one individual may receive upon the exercise of Options under the Stock Option Plan is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to such individual under any other securities based compensation arrangement (the “Individual Limit”). The maximum number of Common Shares that insiders of the Corporation may receive upon the exercise of Options under the Stock Option Plan is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to insiders of the Corporation under any other securities based compensation arrangement (the “Aggregate Insider Limit”). In addition, the maximum number of Common Shares that may be issued to any one insider of the Corporation under the Stock Option Plan within a one year period is the Individual Limit excluding Common Shares issued to the insider under the Stock Option Plan or any other securities based compensation arrangement during the preceding one year period, and the maximum number of Common Shares that may be issued to insiders of the Corporation under the Stock Option Plan within a one year period is the Aggregate Insider Limit excluding Common Shares issued to insiders of the Corporation under the Stock Option Plan or any other securities based compensation arrangement during the preceding one year period. For the purposes of these limits, the number of issued and outstanding Common Shares is to include any Common Shares issuable upon the exchange of any securities of a subsidiary of the Corporation that are exchangeable into Common Shares (or a fraction thereof) for no additional consideration, and which carry voting rights and rights to receive cash dividends, distributions or other payments from the Corporation or its subsidiaries equivalent to the voting rights and rights to receive cash dividends attached to the Common Shares. However, this calculation would not include convertible debt securities, purchase warrants, Options outstanding under the Stock Option Plan, Incentive Rights outstanding under the Rights Incentive Plan or, if Shareholders approve the Share Award Incentive Plan at the Meeting, Share Awards outstanding under the Share Award Incentive Plan.

Under the Stock Option Plan, the Board of Directors has the power to determine the time or times when Options will be granted, vest and become exercisable (including in connection with any Transaction, as described below).  The Stock Option Plan provides that the expiry date of an Option shall be the date which is seven years from the date of grant of such Option.  However, if the original expiry date of an Option occurs during, or within ten business days of the end of, a Corporation-imposed securities trading blackout applicable to a holder of Options, then the expiry date is extended to be the tenth business day after the expiry of the blackout period.  Although not prescribed in the Stock Option Plan, the Board of Directors has historically provided for gradual vesting periods for each grant of Options, in proportions determined by the Board of Directors, with the first portion vesting on the date that is one year after the date of grant, another portion vesting on the second anniversary of the date of grant and a final portion vesting on the third anniversary of the date of grant. The exercise price of an Option must be no less than the closing price of the Common Shares on the TSX on the last business day prior to the date on which the Option is granted.

If the Corporation completes any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets and undertaking, or is the subject of a take-over bid, or participates in any similar transaction (any of the foregoing referred to as a “Transaction”), and as a result of such Transaction the holders of Common Shares receive securities of another issuer (the “Continuing Entity”) in full substitution or replacement for the Common Shares (“Replacement Securities”), the Options will be adjusted so that the holder would receive such number of Replacement Securities as he or she would have received as a result of such Transaction if the holder had exercised his or her Options to purchase Common Shares prior to the completion of the Transaction and had held such Common Shares on the effective date of such Transaction.  However, if:  (a) the Continuing Entity does not (or, upon the occurrence of the Transaction, will not) substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the securities issuable upon the exercise of Options outstanding under the Stock Option Plan on the above described terms; (b) the Board determines, acting reasonably, that such substitution or replacement is not practicable; (c) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Options; or (d) the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange; the outstanding Options shall become fully vested and may be exercised by the holder prior to, but conditional upon the consummation of, the Transaction.  Any Options that have not been exercised shall be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Transaction. If for any reason such Transaction is not consummated, any Common Shares purchased by the Option holder upon the exercise of an Option for the purposes of participating in the Transaction or whose vesting has been accelerated pursuant to these provisions shall be cancelled and returned to the Corporation, shall be added back to the number of Common Shares, if any, remaining unexercised under the Option, and the Corporation will refund to the Option holder all consideration paid by it to exercise those Options.

The Stock Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.

Additionally, the Stock Option Plan contains a “cashless exercise” feature, which provides that, unless the Board determines otherwise at any time, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of Common Shares equal to the number determined by dividing (a) the difference between the market price and the exercise price of such Option by (b) the market price of the Common Shares at the date of exercise.  If a holder utilizes this “cashless exercise” feature, the full number of Common Shares underlying the Options exercised shall be deducted from the number of Common Shares reserved for issuance under the plan.

An Option is personal to the holder thereof and is non-transferable and non-assignable. The Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares. If the employment of an Option holder with the Corporation is terminated by either party for any reason (other than termination for cause or, generally, the voluntary resignation or retirement of the holder, in which cases the Options expire immediately upon the holder ceasing to provide active services to the Corporation), the Options held by such individual must be exercised within 90 days of the later of the date of notice of such termination or the date on which the holder ceased to actively provide services to the Corporation, following which the Options will expire.

The Stock Option Plan states that the Board of Directors may, at any time without the approval of the Shareholders and the holders of any other voting securities of the Corporation, suspend, discontinue or amend the Stock Option Plan or any Option. However, the Board of Directors may not, without the approval of a majority of the Shareholders and the holders of other voting securities of the Corporation, amend the Stock Option Plan or an Option to:  (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the plan; (b) make any amendment that would reduce the exercise price of an outstanding Option (including a cancellation and reissue of an Option that constitutes a reduction of the exercise price); (c) extend the expiry date of any Option granted under the Stock Option Plan beyond the expiry date of the Option determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above; (d) expand the categories of individuals who are eligible to participate in the Stock Option Plan; (e) amend the Stock Option Plan to permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity, or for estate planning or estate settlement purposes; or (f) amend the amendment provisions of the Stock Option Plan; in each case unless the change to the Stock Option Plan or an Option results from the application of provisions in the Stock Option Plan relating to mergers, business combinations, take-over bids or similar transactions or to the anti-dilution provisions.

The Stock Option Plan (and any proposed future amendments to the Stock Option Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Stock Option Plan or applicable stock exchanges from time to time.  As a result of implementing a “reloading” 10% maximum number of Common Shares reserved for issuance under the Stock Option Plan, the TSX requires that the approval of all unallocated Options under the Stock Option Plan be sought by the Corporation every three years from a majority of the Corporation’s directors and the Shareholders.  Shareholder approval of unallocated Options was recently obtained at the annual meeting held in May 2013.  Any amendment to the Stock Option Plan is subject to the prior approval, where required, of applicable stock exchanges, and no amendment to, or suspension or discontinuance of, the Stock Option Plan may be made to the Stock Option Plan or an Option granted under the Stock Option Plan that would adversely alter or impair any previously granted Options, without the prior consent of the holder.

In 2013, an aggregate of 6,158,190 Options were granted, which represents approximately 3.0% of the issued and outstanding Common Shares as at December 31, 2013.  As of December 31, 2013, there were a total of 11,913,240 Options outstanding at exercise prices ranging from $12.88 to $30.64 with a weighted average exercise price of $18.02 and expiration dates ranging from March 10, 2018 to March 5, 2020.  As of December 31, 2013, a total of 2,683,557 of these outstanding Options were exercisable, with a weighted average exercise price of $22.79.  For additional information regarding the Stock Option Plan and outstanding Options as at December 31, 2013, see Note 14 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2013.

Rights Incentive Plan

On June 21, 2001, following receipt of unitholder approval, the Fund adopted the TURIP pursuant to which Incentive Rights to acquire Trust Units were granted to the officers, employees and service providers of the Fund.  As a result of the Conversion and pursuant to the amendment provisions of the TURIP, the plan was amended and restated effective January 1, 2011 as the “Rights Incentive Plan” to reflect the conversion of the Fund from an income trust to a corporation.  Each Incentive Right outstanding as at December 31, 2010 was adjusted such that each Incentive Right now entitles the holder thereof to purchase one Common Share in lieu of a Trust Unit on the same terms and at the same price as such Incentive Right was exercisable prior to the Conversion.  All Incentive Rights outstanding as at December 31, 2010 continue to be subject to the provisions of the Rights Incentive Plan. The last grant of Incentive Rights under the Rights Incentive Plan was made in 2010 and, as a result of the adoption by the Corporation of the Stock Option Plan effective January 1, 2011, the Corporation does not intend to make any further grants of awards under the Rights Incentive Plan.  A brief summary of the material terms of the Rights Incentive Plan is provided below.

The Rights Incentive Plan provides that the aggregate number of Common Shares reserved for issuance under the Rights Incentive Plan, subject to any adjustments or increases of such number pursuant to the application of provisions in the Rights Incentive Plan relating to mergers, business combinations, take-over bids and anti-dilution provisions, shall not exceed 5,473,866, which was the number of Incentive Rights outstanding on January 1, 2011, the date of the Conversion.  All Incentive Rights that are exercised, terminated or cancelled or that have expired are immediately re-reserved for issuance, and will become available for issuance under the Share Award Incentive Plan subject to the limit of 5% of the issued and outstanding Common Shares reserved for issuance under that plan.  As of March 12, 2014, 1,445,115 Incentive Rights remained outstanding, representing 0.7% of the issued and outstanding Common Shares on that date.

The original exercise price of the Incentive Rights at the time of grant was not less than the closing price of the Trust Units on the TSX on the last business day prior to the approval of the granting of the Incentive Rights by the Board of Directors.  However, the original exercise price of the Incentive Rights may be adjusted downward at the election of the holder.  As a result of certain U.S. tax rules, the exercise price of Incentive Rights held by U.S. holders may not be adjusted downward.  The downward adjustment may occur once the Corporation’s distributions to Shareholders exceed 10% of the net property, plant and equipment account on the Corporation’s balance sheet, on a per share basis, in a calendar year (adjusted as to 2.5% of the net property, plant and equipment, on a per share basis, at the end of each calendar quarter), following which the exercise price of the Incentive Rights either may or will (as stated above) be reduced by a corresponding per share amount.  In certain circumstances, it is more advantageous to the holder to use the original exercise price rather than the downward-adjusted exercise price, as using the downward-adjusted price may increase the tax rate applicable to the exercise of the Incentive Right.

Under the Rights Incentive Plan, the Board of Directors has the power to determine the time at which an Incentive Right will expire and the time or times when Incentive Rights will vest and become exercisable.  The Rights Incentive Plan states that the period during which an Incentive Right is exercisable will generally expire at the end of the third calendar year following the year in which the Incentive Right has vested.  However, if the original expiry date of an Incentive Right occurs during, or within ten business days of the end of, a Corporation-imposed securities trading blackout applicable to a holder of Incentive Rights, then the expiry date is extended to be the tenth business day after the expiry of the blackout period.  Although not prescribed in the Rights Incentive Plan, the Board of Directors historically provided for gradual vesting periods for each grant of Incentive Rights, with the first portion vesting on the date that is one year after the date of grant, another portion vesting on the second anniversary of the date of grant and a final portion vesting on the third anniversary of the date of grant.

An Incentive Right is personal to the holder thereof and is non-transferable and non-assignable.  The Rights Incentive Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Incentive Rights and the issuance of Common Shares.  If the employment or appointment of an Incentive Rights holder with the Corporation is terminated by either party for any reason (other than termination for cause or, generally, the voluntary resignation or retirement of the holder, in which cases the Incentive Rights expire immediately upon the holder ceasing to provide active services to the Corporation), the Incentive Rights held by such individual must be exercised within 90 days of the later of the date of notice of such termination or the date on which the holder ceased to actively provide services to the Corporation.

The Rights Incentive Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.  The Rights Incentive Plan states that the Board of Directors may, at any time without the approval of the Shareholders and holders of other voting securities of the Corporation, suspend, discontinue or amend the Rights Incentive Plan or any Incentive Right.  However, the Board of Directors may not, without the approval of a majority of the Shareholders and holders of other voting securities of the Corporation, amend the Rights Incentive Plan or an Incentive Right to: (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the plan; (b) other than as provided for in the exercise price adjustment mechanisms for distributions described above, make any amendment that would reduce the exercise price of an outstanding Incentive Right (including a cancellation and reissue of an Incentive Right that constitutes a reduction of the exercise price), or to make any amendment to such exercise price adjustment mechanisms; (c) extend the expiry date of any Incentive Right granted under the Rights Incentive Plan beyond the expiry date of the Incentive Right determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above; (d) expanding the categories of individuals who are eligible to participate in the Rights Incentive Plan; or (e) amend the Rights Incentive Plan to permit the transfer or assignment of Incentive Rights, except to permit a transfer to a family member, an entity controlled by the holder of the Incentive Rights or a family member, a charity, or for estate planning or estate settlement purposes, in each case unless the change to the Rights Incentive Plan or an Incentive Right results from the application of provisions in the Rights Incentive Plan relating to mergers, business combinations, take-over bids and anti-dilution provisions.

The Rights Incentive Plan (and any proposed future amendments to the Rights Incentive Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Rights Incentive Plan or applicable stock exchanges from time to time.  Any amendment to the Rights Incentive Plan is subject to the prior approval of the TSX and the NYSE, and no amendment to, or suspension or discontinuance of, the Rights Incentive Plan or an Incentive Right granted under the Rights Incentive Plan may be made that would alter or impair any previously granted Incentive Rights, without the prior consent of the holder.

For a description of the treatment of Incentive Rights in connection with certain transactions involving the Corporation or termination of a Named Executive Officer’s employment with the Corporation, see “— Termination and Change of Control Benefits” below.

There were no Incentive Rights granted in 2013.  As of December 31, 2013, there were a total of 1,500,862 Incentive Rights outstanding at exercise prices ranging from $17.11 to $47.19 with a weighted average exercise price of $23.81 ($23.63 after giving effect to the downward adjustments to the exercise prices) and expiration dates ranging from December 31, 2014 to December 31, 2016.  As of December 31, 2013, all outstanding Incentive Rights were exercisable.  For additional information regarding the Rights Incentive Plan and outstanding Incentive Rights as at December 31, 2013, see Note 14 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2013.

2011 Executive PSU Plan

Effective January 1, 2011, the Corporation implemented the 2011 Executive PSU Plan, pursuant to which notional PSUs may be granted to the executive officers of the Corporation, at the discretion of the Board.  As a result of the implementation of the Share Award Incentive Plan in February 2014, the Corporation does not intend to make any further grants under the 2011 Executive PSU Plan.

The amounts paid out with respect to a grant of PSUs made pursuant to the 2011 Executive PSU Plan will depend on the “total return” on the Corporation’s Common Shares over the relevant three year “performance period” as compared to a designated “performance group” of industry peers.  Once the applicable performance period has been completed, a grant of PSUs vests and a cash payment, calculated as described below, is made to the executive within 31 days of the completion of such performance period.

The “total return” on the Corporation’s Common Shares over the performance period is calculated by dividing (a) the total of the cash dividends or similar payments received during the performance period plus the total Common Share price appreciation (or depreciation) during the period by (b) the Common Share price at the beginning of the relevant performance period, using the ten day weighted average trading price in each case.  This total return is then measured against a “performance group” of industry peers specified by the Board at the beginning of each performance period, which generally will consist of the entities that comprise the S&P/TSX Oil & Gas Exploration & Production Index (or any replacement or successor index) at the beginning of the performance period, as may be modified by the Corporation.  The composition of the performance group may subsequently be amended by the Board if any member of the group ceases to exist during the applicable performance period.

The Corporation’s total return, as compared to the performance group, results in a multiplier (referred to as a “relative performance factor”) then being applied to the number of PSUs granted in respect of the performance period.  The relative performance factor is determined by the Board, after consultation with, and receiving the recommendation of, the Corporation’s management.  The methodology used to determine the relative performance factor may differ for separate grants of PSUs and may be revised by the Board based on such factors as the Board considers appropriate.  For example, the relative performance factor may range from a multiplier of 0.5 for a relative performance ranking at or below the 25th percentile as compared to its performance group, to a multiplier of 1.0 for achieving the 50th percentile, up to a multiplier of 2.0 where the Corporation’s performance ranks at or above the 75th percentile as compared to its performance group, with intermittent points interpolated appropriately.

Once the relative performance factor has been applied to the number of PSUs initially granted to result in an adjusted number of PSUs, a dollar amount is assigned to the adjusted number of PSUs by multiplying that number of PSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days of the applicable performance period.  The executive is entitled to be paid that amount in cash plus an amount equal to the cumulative dividends per Common Share declared payable and having a record date during the applicable performance period.

Notwithstanding anything else in the 2011 Executive PSU Plan, the Board may amend or otherwise modify the terms and conditions regarding any grant of PSUs, including without limitation, accelerate any payment date or modify the methodology of calculating and paying any PSUs granted under the plan, provided that no such amendment or modification may, without the consent of the affected executive, reduce or adversely affect the amount of an award otherwise payable pursuant to the terms of the 2011 Executive PSU Plan.

For a description of the treatment of PSUs in the event of a change of control of the Corporation, certain business combinations or the termination of a Named Executive Officer’s employment with the Corporation in certain circumstances, see “— Termination and Change of Control Benefits” below.

2009 Executive RSU Plan

Following the implementation of the 2011 Executive PSU Plan effective January 1, 2011, the Corporation ceased to use the 2009 Executive RSU Plan for long-term incentive grants.  However, all executives of the Corporation (including the Named Executive Officers) were granted a one-time transitional award under the 2009 Executive RSU Plan described below as part of 2011 long-term compensation. The purpose of this transitional award was to address the long-term retention compensation gap which was created by the transition to a 100% “cliff” vesting on the third anniversary of the grant under the 2011 Executive PSU Plan from an annual partial vesting under the 2009 Executive RSU Plan. The transitional awards equalled 50% of each executive’s 2011 long-term incentive award and vested, in equal amounts, in March 2012 and March 2013.

Each RSU represented a right to receive a cash payment on each vesting date designated by the Board.  The amount of the cash payment was equal to the “market value” of the number of RSUs (i.e. Common Shares) that vested on the applicable date, with the “market value” being the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending three business days prior to the vesting date.  Additionally, concurrent with any payment made to an executive in respect of RSUs that vest pursuant to the plan, the executive received an additional cash payment equal to the monthly cash distributions and dividends, if any, that would have been paid by the Corporation on such vested RSUs had they been outstanding as Common Shares from the date of grant.

Termination and Change of Control Benefits

General

In connection with the termination of a Named Executive Officer’s employment and/or a Change of Control of the Corporation (as defined below) or similar business combination transactions, certain payments may be required to be made to a Named Executive Officer pursuant to the Executive Employment Agreements in place between the Corporation and each of its senior officers (the “Executive Employment Agreements”) and the various incentive award plans implemented by the Corporation. At the Meeting, Shareholders will be asked to approve the Share Award Incentive Plan, which was adopted by the Board of Directors effective February 20, 2014.  No Share Awards were outstanding under the Share Award Incentive Plan as at December 31, 2013.  For a description of the termination and change of control provisions of the Share Award Incentive Plan, see “Matters to be Acted Upon at the Meeting — Approval of the Share Award Incentive Plan”.

For the purposes of the Executive Employment Agreements and the 2011 Executive PSU Plan, a “Change of Control” generally means: (a) the acquisition by a person of beneficial ownership of such number of voting securities of the Corporation, which would entitle such person to cast 35% or more of the votes attaching to all voting securities of the Corporation which may be cast to elect directors of the Corporation; (b) the amalgamation, arrangement, merger, reorganization, other business combination or any other transaction involving the Corporation, unless persons who were Shareholders of the Corporation immediately prior to the implementation of such transaction own at least 65% of the shares of, or other securities that may be voted for the election of directors of, the Corporation or any resulting entity outstanding immediately after such transaction; (c) the sale, lease, transfer or disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Corporation and its subsidiaries, taken as a whole; (d) the liquidation of the Corporation or substantially all of its assets or the winding-up or dissolution of the Corporation; (e) a change in the composition of the Board as a result of a contested election of directors, a meeting of the Shareholders of the Corporation with an item of business relating to the election of directors or other transaction, with the result that the persons who were directors of the Corporation prior to such contested election, meeting or transaction do not constitute a majority of the directors elected in such election, at such meeting or pursuant to such transaction; or (f) a determination by a majority of the Board, acting reasonably and in good faith, that a Change of Control has occurred or is about to occur.  An internal reorganization involving only the Corporation and its subsidiaries in circumstances where the business of the Corporation is continued and where the shareholdings of the Corporation remain the same following the transaction as existed prior to such transaction would not constitute a Change of Control.

Certain of the plans also refer to a “Transaction”, which generally means any merger, amalgamation, arrangement, business combination, sale of all or substantially all of the assets of the Corporation, take-over bid or similar transaction that results in the Common Shares being replaced in full with securities of another issuer.  Completion of a Transaction may or may not constitute a Change of Control of the Corporation.

The term “Good Reason” generally means the occurrence of any one or more of the following events, whether or not any one of such events would, in and of itself, constitute constructive dismissal at common law:  (a) the aggregate remuneration of the executive is materially reduced or not paid when due; (b) the Corporation requires the executive, without the executive’s agreement, to be based anywhere other than the Corporation’s principal offices on a non-temporary basis; (c) the executive is subject to a material reduction in the executive’s overall responsibility; (d) the Corporation fails to continue in effect any aspect of the executive’s remuneration without providing the executive with a substantially similar level of compensation and benefits (or, where applicable, a reasonable and realistic opportunity to achieve a substantially similar level of performance-based compensation or benefits); or (e) any failure by any successor of the Corporation to assume and agree to be bound by the provisions of the Executive Employment Agreements.  Additionally, for the purposes of the Executive Employment Agreements and the Corporation’s various incentive award plans, the date of termination of employment is generally deemed to be the last day on which an executive or employee, as the case may be, actively provides services to the Corporation, and not the date of notice of termination or the completion of any statutory or common law notice period.

Termination for Just Cause and Voluntary Resignation

Under the terms of the Executive Employment Agreements and each of the Rights Incentive Plan, Stock Option Plan and 2011 Executive PSU Plan, in the event of termination for just cause or the voluntary resignation of a Named Executive Officer (including the retirement of the Named Executive Officer for the purposes of the Executive Employment Agreements, the Rights Incentive Plan and the Stock Option Plan), the executive is not entitled to any incremental or further compensation from the date of termination, and all unexercised, unvested or unpaid grants or awards, as the case may be, made under those plans are immediately forfeited and cancelled.

Termination Without Just Cause or For Good Reason Following a Change of Control or Similar Transactions

Executive Employment Agreements

If a Named Executive Officer terminates his or her employment with the Corporation for Good Reason within 90 days of a Change of Control, or if the employment of the executive is terminated at any time without just cause, the executive will be entitled to certain payments pursuant to the Executive Employment Agreements, the amounts of which are dependent on the executive’s position, years of service with the Corporation, age, and total compensation prior to termination.  For the purposes of determining certain components of such payments, the “Severance Period” for each of the Named Executive Officers, as at December 31, 2013, is set forth below:

Name	Severance Period
Ian C. Dundas	30 months
Robert J. Waters	24 months
Raymond J. Daniels	24 months
Eric G. Le Dain	24 months
Edward L. McLaughlin	12 months

Following termination of employment in the circumstances described above, each executive is entitled to receive a lump sum payment, within 10 days of the termination date, equal to (a) the aggregate base salary the executive would receive during the Severance Period, (b) an amount in lieu of the executive’s annual non-equity (i.e. cash) incentive bonus for the Severance Period and for the period of partial and completed years immediately prior to the termination date for which the executive has not been paid any incentive bonus, if any, generally based on the simple average of the amount of such bonus made in the past two fiscal years, and (c) payment in lieu of certain benefits and perquisites otherwise payable by the Corporation to or on behalf of the executive during the Severance Period (consisting of items such as, among other things, parking, professional dues, vacation, car allowance and general health and disability benefits).  Additionally, at the option of the executive, the Corporation is to provide the executive with commercially reasonable executive outplacement services (including reasonable office premises) for a period of up to six months following the termination date.  The Executive Employment Agreements further provide that in such circumstances, notwithstanding the terms of any of the incentive plans adopted by the Corporation from time to time, all rights, awards and payments under such incentive plans will immediately vest and become immediately payable on the termination date and, where applicable, become fully exercisable in accordance with their terms on the termination date.

As a condition of receiving such payments and arrangements, the executive must execute a release that releases the Corporation from further obligations and liabilities to the executive.  Additionally, the Executive Employment Agreements state that during the Severance Period, an executive may not, directly or indirectly, without the consent of the Corporation, solicit for hire any employee of the Corporation for employment with another entity, acquire more than 5% of the outstanding securities of the Corporation, engage in any non-management proxy solicitation with respect to the Corporation or publicly announce any transaction with respect to the Corporation.  The Executive Employment Agreements contain standard confidentiality of information provisions that are in effect both during the course of and after the termination of the executive’s employment with the Corporation.

Rights Incentive Plan and Stock Option Plan

If the employment of a holder of Incentive Rights or Options with the Corporation is terminated for any reason (including termination without just cause or by the executive for Good Reason within 90 days of a Change of Control) other than for cause, the Incentive Rights or Options, as the case may be, held by such individual must be exercised within 90 days of the termination date.  As described above under “— Executive Employment Agreements”, termination of an executive’s employment without just cause or for Good Reason within 90 days of a Change of Control results in the accelerated vesting of all otherwise unvested Incentive Rights and Options, as the case may be, for such executive, which may be exercised by the executive within such 90-day period.

If, as a result of the occurrence of a Transaction (which may or may not constitute a Change of Control), the Shareholders receive securities of another issuer in substitution for the Common Shares, then the Incentive Rights or Options, as applicable, would be modified so that, upon exercise of such Incentive Rights or Options, the holder would receive that number of securities of the Continuing Entity that he or she would have received as a result of the Transaction if the holder had exercised the Incentive Rights or Options, as the case may be, to purchase Common Shares immediately prior to the Transaction and was holding such Common Shares on the effective date of such Transaction.  However, under the Stock Option Plan, if the Board determines that such substitution or replacement of Options will not be effected pursuant to the Transaction, would not be practicable, may result in adverse tax consequences to the Option holders or the Transaction would replace the Common Shares with unlisted securities, the outstanding Options shall become fully vested and exercisable at any time after the Option holders receive notice of such accelerated vesting and prior to, but conditional upon, the consummation of the Transaction.  In the event that a Transaction would constitute a Change of Control and the executive’s employment is terminated by the executive for Good Reason within 90 days of the Change of Control, as stated above, the Executive Employment Agreements provide that the vesting of all Incentive Rights and Options held by the executive will accelerate.

Pursuant to the terms of the Rights Incentive Plan, if a take-over bid that is not exempt from the take-over bid requirements of the Securities Act (Alberta) is made for the Common Shares, holders of Incentive Rights have the right to immediately exercise all unexercised Incentive Rights held by such holders, whether vested or not at such time, in order to tender such Common Shares to the take-over bid.  If those Common Shares are not tendered to or taken up under the bid, any Common Shares acquired by the holder of the exercised Incentive Rights in connection with the take-over bid are deemed to be cancelled and returned to the Corporation, and the Incentive Rights and the consideration paid by the holder to exercise those Incentive Rights will be returned to the holder.

Under each of the Rights Incentive Plan and the Stock Option Plan, the Board may at any time, in its discretion, accelerate the vesting of Incentive Rights or Options, including in connection with a Change of Control or Transaction.

2011 Executive PSU Plan

The 2011 Executive PSU Plan (as well as the Executive Employment Agreements as described above) provides for the full acceleration of vesting and payment of all outstanding awards held by an executive if the executive is terminated without just cause or if the executive terminates his or her employment with the Corporation for Good Reason within 90 days of a Change of Control.  The amount of the accelerated payment for outstanding PSUs is calculated on the basis that each uncompleted performance period shall be deemed to have consisted of only those fully completed fiscal years of the Corporation from the date of grant of a particular PSU (or where none exist, based on year-to-date performance).  The accelerated payments are to be made within 30 days of the employment termination date or at the time other severance obligations are paid.

If, as a result of the occurrence of a Transaction (which may or may not constitute a Change of Control), the Shareholders receive securities of another issuer in full substitution or replacement for the Common Shares, the outstanding PSUs shall remain outstanding and continue in effect following the effective date of such Transaction, with certain adjustments made to each to appropriately account for the economic effect of the exchange ratio of replacement securities issued for Common Shares pursuant to the Transaction.  If the Board determines that such substitution or replacement of PSUs will not be effected pursuant to the Transaction, would not be practicable, may result in adverse tax consequences to the holders of PSUs or the Transaction would replace the Common Shares with unlisted securities, then the vesting of all such awards shall accelerate and the eligible executive shall receive a cash payment in respect of all outstanding PSUs immediately prior to the effective date of the Transaction.  The amounts of such cash payments are to be calculated in the same manner as described above for termination without just cause and for Good Reason following a Change of Control.

Estimated Payments

The following table sets forth the estimated incremental payments that would have been required to have been made to the Named Executive Officers had either a Named Executive Officer been terminated without just cause or if a Named Executive Officer would have been entitled to terminate his or her employment for Good Reason within 90 days of a Change of Control, in each case had such events occurred on December 31, 2013.

Estimated Incremental Payments as of December 31, 2013
Termination Without Just Cause or Termination For Good Reason Following a Change of Control

Name	Salary(1) ($)	Annual Incentive Bonus(2) ($)	Rights Incentive Plan and Stock Option Plan Payments(3) ($)	2011 Executive PSU Plan Payments(4) ($)	Benefits and Perquisites(5) ($)	Total ($)
Ian C. Dundas	1,250,000	839,270	3,628,651	3,432,345	250,812	9,401,078
Robert J. Waters	754,000	468,580	2,146,377	1,932,748	157,567	5,459,272
Raymond J. Daniels	708,640	409,640	2,141,209	1,859,435	151,329	5,270,253
Eric G. Le Dain	638,600	380,100	1,809,615	1,575,834	141,738	4,545,887
Edward L. McLaughlin	317,697	91,576	1,453,523	1,024,666	159,160	3,046,622

Notes:

(1)         Represents the Named Executive Officer’s 2013 annual salary multiplied by the Severance Period.

(2)         Based on the average of annual incentive bonuses received by the Named Executive Officer in respect of 2011 and 2012, had such amount been received for the duration the of Severance Period and with no amount payable in respect of any partial year as termination was deemed to occur on December 31, 2013. For Mr. McLaughlin, U.S.-dollar amounts were converted to Canadian dollars using the exchange rate of US$1.00 = CDN$1.0636 in effect December 31, 2013.

(3)         All unvested Incentive Rights and Options held by the Named Executive Officer as at December 31, 2013 would vest and be immediately exercisable on December 31, 2013, as provided under the Executive Employment Agreements.  The amounts presented are calculated based on the in-the-money value of the Incentive Rights and Options in respect of which vesting has been accelerated, based on the difference between the closing price of Common Shares on the TSX on December 31, 2013 and the exercise price of such Options or Incentive Rights, as applicable.  See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

(4)         All unvested PSUs held by the Named Executive Officer as at December 31, 2013 would immediately vest and be paid to the Named Executive Officer.  The amounts presented represent the estimated market value of the outstanding PSUs held by each Named Executive Officer based on relative performance factors estimated as of December 31, 2013, plus the monthly cash dividends that would have been paid by the Corporation on such PSUs had they been outstanding as Common Shares from the date of grant.  The estimated relative performance factors were 0.9 for PSUs that vest on December 31, 2014 and 2.0 for PSUs that vest thereafter.  See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

(5)         The amounts in this column include amounts payable over the severance period in lieu of perquisites including car allowance, parking, health, wellness, dental, life insurance and disability programs, benefits paid under a flexible spending account, club membership dues and the matching contribution made by the Corporation to each of the Named Executive Officers pursuant to the Savings Plan.

Death, Disability or Retirement

If a Named Executive Officer’s employment with the Corporation is terminated due to death, permanent disability or retirement, no incremental payments or benefits become automatically payable to the executive officer under the Executive Employment Agreements.

Under the Rights Incentive Plan and the Stock Option Plan, in the case of the executive’s disability or death, the executive or his or her estate has 90 days from the date of termination to exercise any Incentive Rights or Options, as the case may be, that vest in their normal course prior to the end of the 90-day period.  The 2011 Executive PSU Plan provides for the full acceleration of vesting and payment of all outstanding awards held by an executive if the executive’s employment is terminated by reason of disability or death, and the executive shall receive a cash payment in respect of all outstanding PSUs in respect of which payment has not yet been made, calculated on the basis that each uncompleted performance period shall be deemed to have consisted of only those fully completed fiscal years of the Corporation during that performance period prior to the executive’s termination date (or where none exist, the year-to-date performance). Accordingly, the estimated incremental payments that would have been required to have been made to the Named Executive Officers had the employment of a Named Executive Officer been terminated by reason of death or disability on December 31, 2013 is as follows: Ian C. Dundas - $3,432,345; Robert J. Waters - $1,932,748; Raymond J. Daniels - $1,859,435; Eric G. Le Dain - $1,575,834; and Edward L. McLaughlin - $1,024,666.  See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

Prior to 2014, in order to be considered as having “retired” from employment with the Corporation, an executive must have stated his or her intention to be treated as having “retired” and such retirement status and the effective date of such retirement have been accepted and confirmed by the Chair of the Committee (or any replacement committee thereof) upon the recommendation of the CEO (except in the case of the proposed retirement of the CEO, which must be accepted and confirmed by the Chair of the Board and the Chair of the Committee). Under the 2011 Executive PSU Plan, in case of the executive’s retirement, unless otherwise determined to be a greater amount by the Board, the executive shall receive a cash payment in respect of all outstanding PSUs in respect of which payment has not yet been made calculated in the same manner as described above in respect of termination upon disability or death, except that the number of PSUs in respect of which payment will be made shall be prorated based on the percentage of the applicable full three year performance period completed prior to the executive’s termination date.  The portion of the PSUs in respect of which payment is not made is forfeited and cancelled.  Accordingly, subject to the exercise of Board discretion as described above, the following incremental payments would have been required to have been made to the Named Executive Officers had the employment of a Named Executive Officer been terminated as a result of the retirement of the executive on December 31, 2013 in respect of the PSUs held by the Named Executive Officers:  Ian C. Dundas - $1,448,314; Robert J. Waters - $865,333; Raymond J. Daniels - $792,269; Eric G. Le Dain - $680,379; and Edward L. McLaughlin - $441,591.  See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2013, the number of Common Shares which were authorized for issuance with respect to the Stock Option Plan and the Rights Incentive Plan, being the only compensation plans of the Corporation then in effect in which securities may be issued from treasury. For a description of the Stock Option Plan and the Rights Incentive Plan, see “Executive Compensation — Incentive Plan Awards” above.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	13,414,102	$18.67	6,861,667
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	13,414,102	$18.67	6,861,667

Note:

(1)         Without giving effect to the permitted reduction of the exercise prices under the Rights Incentive Plan.  If the downward adjustment in the exercise price is included, the weighted average exercise price is $18.65.

Effective February 20, 2014, the Board of Directors approved the adoption by the Corporation of the Share Award Incentive Plan, subject to the approval of the Shareholders at the Meeting.  Share Awards granted pursuant to the Share Award Incentive Plan entitle the holder thereof to one Common Share for each Share Award held issuable from treasury of the Corporation upon vesting thereof, subject to certain adjustments and other provisions of the Share Award Incentive Plan. For a description of the Share Award Incentive Plan, see “Matters to be Acted Upon at the Meeting — Approval of the Share Award Incentive Plan”.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

To the knowledge of the directors and executive officers of the Corporation, none of the directors, proposed directors or executive officers of the Corporation, or any associate of the foregoing, has been indebted to the Corporation at any time since January 1, 2013.  The Corporation has a policy of not providing financial assistance in the form of loans or guarantees to its directors and executive officers.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of the Corporation, none of the directors, proposed directors or executive officers of the Corporation, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with the Corporation since January 1, 2013 or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries, except as otherwise disclosed in this Information Circular.

INTERESTS OF CERTAIN PERSONS AND
COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of the Corporation, none of the directors, proposed directors or executive officers of the Corporation or anyone who has held such office since January 1, 2013, or any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Information Circular.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and senior management of the Corporation consider good corporate governance to be essential to the effective operation of the Corporation.  As part of the Corporation’s commitment to effective corporate governance, the Board of Directors, with the assistance of the Corporate Governance & Nominating Committee, monitors changes in legal requirements and best practices.

The Corporation is subject to the corporate governance disclosure requirements adopted by the Canadian Securities Administrators in National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “National Instrument”) and the corporate governance guidelines adopted by the Canadian Securities Administrators in National Policy 58-201 - Corporate Governance Guidelines (the “National Policy”).  In addition, the Corporation is subject to certain of the corporate governance standards of the NYSE and to certain provisions of the U.S. Sarbanes—Oxley Act of 2002.  As a foreign private issuer whose Common Shares are listed on the NYSE, the Corporation is required, pursuant to Section 303A.11 of the NYSE Listed Company Manual, to disclose any significant ways in which its governance practices differ from those followed by U.S. domestic companies under the NYSE’s corporate governance listing standards.  The Corporation has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.  However, as a foreign private issuer listed on the NYSE, the Corporation is not obligated to and does not have an internal audit function.  The Corporation has devoted significant attention and resources to ensure that the Corporation’s system of corporate governance meets or exceeds applicable legal and stock exchange requirements.

Set out below is a description of certain corporate governance practices of the Corporation, as required by the National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors. Thirteen of the fourteen current directors of the Corporation, and twelve of the thirteen nominees for directors of the Corporation proposed to be elected at the Meeting, have been determined to be independent based on information provided by individual directors and reviewed by the Corporate Governance & Nominating Committee.  As a result, the Board of Directors is currently and will be, assuming the election of all twelve nominees at the Meeting, composed of a majority of independent directors.  The thirteen independent directors of the Corporation currently are Messrs. Martin (the Chairman of the Board), Barr, Culbert, Dodge, Fraser, Hodgins, Nelson, O’Brien, Pew, Roane and Steeves, Ms. MacKenzie and Ms. Foulkes.  All of the current directors of the Corporation, with the exception of Mr. O’Brien who is retiring from the Board pursuant to the Corporation’s retirement policy described below, are nominated for re-election at the Meeting.  One director, Mr. Dundas, is the CEO of the Corporation, and as such is not independent.  It is the Corporation’s practice that the Chairman of the Board shall be an independent and unrelated director.  In addition, only independent and unrelated directors shall serve on committees of the Board.

Any director who is an independent director and whose circumstances change such that he or she might be considered to be a non-independent director is required to promptly advise the Chair of the Corporate Governance & Nominating Committee of that director’s change in circumstances, and if deemed non-independent, to submit his or her resignation to the Chairman of the Board.  The CEO shall be the only member of management and the only non-independent director on the Board of Directors.

The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management.  One of the most noteworthy of those processes is the practice whereby independent directors hold in camera sessions without management present at each Board meeting.

Tenure

The Board does not favour term limits for directors but believes that it is important to monitor overall Board performance.  Therefore, the Corporate Governance & Nominating Committee annually reviews each director’s continuation on the Board.  This practice allows that committee to ask each director to confirm his or her desire to continue as a member of the Board, and also allows the Corporate Governance & Nominating Committee an opportunity to review that director’s performance and continued suitability.

Retirement

In February 2010, the Board adopted a recommendation of the Corporate Governance & Nominating Committee whereby no person shall be nominated by the Board to serve as a director after he or she has passed his or her 72nd birthday, unless the Chairman of the Board has agreed to waive the mandatory retirement age of such person for one year because of special circumstances.  Further, the Board agreed to grandfather those directors who were or became 72 years old during 2010 for an additional two year period.  Pursuant to this policy, Mr. O’Brien is not seeking re-election to the Board at the Meeting.

Board Meetings

The Board of Directors meets a minimum of six times per year.  Each Board meeting is followed by an in camera discussion of the independent directors without the presence of management.  Directors may assist in preparing the agenda for Board and committee meetings and receive a comprehensive package of information in advance of each meeting.  Further, the Board attends an annual strategic planning session to review, amend or adopt long-term strategies and new corporate objectives for the upcoming year.

Director Service on Other Public Company Boards

Directors are required to advise the Chair of the Corporate Governance & Nominating Committee before accepting an invitation to serve on the board of another public company.  If the Corporate Governance & Nominating Committee determines that a conflict of interest exists by serving on the board of another company, the director is expected to act in accordance with the Corporate Governance & Nominating Committee’s recommendation.

Director Compensation and Share Ownership

The Corporate Governance & Nominating Committee annually reviews the compensation of the Board of Directors and is entitled to and has retained an independent consultant to assist in its review of the Corporation’s director compensation practices.  The committee makes recommendations to the Board for consideration when it believes changes in compensation are warranted.

Each of the directors is required to accumulate ownership of a minimum of three times their annual retainer in Common Shares of the Corporation or DSUs within five years of their election to the Board or from February 25, 2010 (the date of the change to the minimum ownership requirement), whichever is later.  This requirement was imposed in order to better align the interests of the members of the Board with those of the Shareholders.  In 2013, the independent members of the Board of Directors did not participate, and are not entitled to participate, in any type of option plan of the Corporation, such as the Rights Incentive Plan or the Stock Option Plan.  See “Director Compensation and Share Ownership — Share-Based Awards” above for a discussion of compensation plans applicable to the Corporation’s directors.

Board and Committee Meeting Attendance

In fiscal 2013, the Board of Directors and its committees held the following number of meetings:

Board of Directors	10
Audit & Risk Management Committee	4
Compensation & Human Resources Committee	6
Corporate Governance & Nominating Committee	2
Safety & Social Responsibility Committee	2
Reserves Committee	3

Information regarding the attendance at meetings of the Board of Directors and applicable committees in 2013 for each of the directors of the Corporation who is nominated for re-election at the Meeting is contained in the information regarding each proposed nominee for election as a director of the Corporation under the heading “Matters to be Acted Upon at the Meeting — Election of Directors of the Corporation”.  Additionally, the names of all other public companies for which such directors serve as directors (including the board committees on which the Corporation’s directors serve for such entities) are also included in that section of the Information Circular.

Board Mandate and Committee Charters

The Board of Directors is responsible for the overall stewardship of the Corporation and its subsidiaries.  The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman of the Board and the officers of the Corporation, all as more particularly described in the Board Mandate adopted by the Board of Directors.  As set out in the Board Mandate, the Board of Directors has established five committees to assist with its responsibilities: the Audit & Risk Management Committee; the Compensation & Human Resources Committee; the Corporate Governance & Nominating Committee; the Reserves Committee; and the Safety & Social Responsibility Committee.  Each committee has a charter defining its responsibilities.  The Board of Directors does not have an executive committee.

The Board Mandate is attached as Appendix “C” to this Information Circular.  The Board Mandate, together with the Charters of each of the five committees of the Board, is also available on the Corporation’s website at www.enerplus.com, and printed copies are available for any Shareholder who requests them from the Corporation.

Position Descriptions and Chairman’s Role and Responsibilities

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors and for the Chair of each committee of the Board of Directors.  The Board of Directors and CEO have also developed a written position description for the CEO.

The Chairman of the Board is responsible for the management, development and effective leadership of the Board.  The Chairman’s primary role is to provide leadership to the Board and its committees, including chairing meetings in a manner that facilitates open discussions and expressions of competing views, mediates any dissent within the Board and, where possible, achieves consensus among the directors.  The Chairman is also responsible for, among other things, fostering ethical and independent decision-making, providing a link between the Board and management and acting in an advisory capacity to the CEO in all matters concerning the interests and management of the Corporation.

Orientation and Continuing Education

Responsibility for reviewing and monitoring the orientation programs for new directors is assigned to the Corporate Governance & Nominating Committee.  In this regard, the Corporate Governance & Nominating Committee ensures each new director receives an orientation, supplemented with adequate orientation materials.  Various members of the Corporation’s executive management review with each new member certain information and materials regarding the Corporation and its subsidiaries, including the role of the Board of Directors and its committees, and the legal obligations of a director of the Corporation.

The Corporate Governance & Nominating Committee, in conjunction with the Chairman of the Board and management, has oversight for continuing education for directors in order to ensure that directors maintain the skill and knowledge necessary to meet their obligations as directors.  Directors are encouraged to participate in continuing education programs of their choosing so that they may increase their knowledge and skills as directors.  In addition, during the year, management of the Corporation facilitates quarterly technical meetings, which are attended by all directors of the Corporation.  As well, in 2013 all the directors attended a special education session with respect to executive compensation, and in particular, the Share Award Incentive Plan.

Executive Succession Planning

The Committee has the responsibility to review management’s ongoing succession planning.  Management, on an annual basis, provides the Committee with a detailed succession plan for each executive position and identifies possible succession gaps in the current staff complement. In particular, the Committee and the CEO conduct a detailed review of current employees who are potential successors for the position of CEO, which includes an assessment of each individual’s strengths and development requirements, an estimate as to when such individuals may be prepared to accept such a role change, and any current plans for such individual’s career development.  The Committee also evaluates the current list of potential successors identified relative to those identified in prior years and any change to the candidates or their suitability is noted. Following the review, management, in conjunction with the Committee, collaboratively proposes solutions which attempt to address any identified concerns. Management and the Committee went through the process described above to identify Mr. Dundas as the successor to Mr. Kerr as the President & CEO and a director of the Corporation effective July 1, 2013.

Ethical Business Conduct

The Board of Directors has adopted a written Code of Business Conduct (the “Code”) applicable to all directors, officers, employees and consultants of the Corporation.  The Code sets out in detail the core values and the principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct and conflicts of interest; compliance with applicable laws and company policies and procedures; public disclosure and the Corporation’s books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; and non-retaliation.

The Code is available on the Corporation’s website at www.enerplus.com and was filed on January 17, 2014 as a “Code of conduct” under the Corporation’s SEDAR profile at www.sedar.com and on Form 6-K on EDGAR at www.sec.gov.

The Board of Directors and the Audit & Risk Management Committee have established a Whistleblower Policy to encourage members of the public, employees, officers and directors to raise concerns regarding matters covered by the Code (including accounting, internal controls and auditing matters).  Pursuant to the Whistleblower Policy, anyone may contact the Chair of the Audit & Risk Management Committee, the CEO, General Counsel or the Vice-President, Human Resources and report a contravention of the Code on a confidential basis free from discrimination, retaliation or harassment.  A copy of the Whistleblower Policy is available on the Corporation’s website at www.enerplus.com.

In addition, in order to ensure independent judgment in considering transactions and agreements in which a director or officer of the Corporation has a material interest, all related party transactions and any payments arising from such transactions are approved by the independent directors.  No such material transactions or payments occurred in the past year.  Furthermore, the Corporation has a policy of not providing financial assistance in the form of loans or guarantees to its directors and executive officers.

Committees of the Board

The Board discharges its responsibilities either acting on its own behalf or through one of its Board committees.  Each committee of the Board operates in accordance with a Board-approved written mandate outlining its duties and responsibilities.  The following is a discussion regarding the assignment and rotation of committee chairs and a general review of each of the Board committees and their respective functions.

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs are based on each director’s knowledge, interests and areas of expertise.  The Board favours rotation of committee assignments or chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees.  However, the Board believes experience and continuity must be preserved when considering candidates for rotation.  Committee members and chairs may be rotated in response to changes in membership of the Board, and in all cases, should be rotated only if rotation is likely to increase committee performance.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee is currently comprised of Messrs. Roane (as Chair), Hodgins, Nelson and O’Brien, all of whom are independent.  The Corporate Governance & Nominating Committee is responsible for, among other things, identifying and evaluating director candidates to the Board of Directors and recommending nominees for the Board of Directors.  In addition, this Committee is also responsible for:

•                  assessing and making recommendations to the Board as to the size of the Board and the appropriate skills and characteristics required of Board members;

•                  recommending nominees for election or re-election to the Board;

•                  annually reviewing each director’s continuation on the Board;

•                  facilitating a director peer-to-peer evaluation process;

•                  facilitating an annual Board effectiveness session and coordinating the implementation of suggested improvements and strategies;

•                  reviewing and monitoring the orientation of new directors;

•                  regularly reviewing the Corporation’s corporate governance practices and recommending to the Board any changes that the Corporate Governance & Nominating Committee deems necessary or advisable;

•                  reviewing the Corporation’s annual disclosure of corporate governance practices; and

•                  reviewing the Corporation’s corporate governance practices as an ongoing practice to ensure that procedures, charters, policies and protocols are followed.

Compensation & Human Resources Committee

The Compensation & Human Resources Committee is currently comprised of Ms. MacKenzie (as Chair) and Messrs. Barr, Dodge and Nelson, all of whom are independent.  The Committee is responsible for, among other things, assisting the Board in fulfilling its duties regarding human resources policies, succession planning and compensation matters.  The Committee also recommends the form and adequacy of compensation arrangements for the Corporation’s executive officers and employees, having regard to associated risks and responsibilities.  In addition, the Committee’s responsibilities include:

•                  assessing the performance of the senior management, with reference to corporate objectives;

•                  making base salary recommendations to the Board for its approval for the CEO and senior management, having regard to executive compensation policies, programs and awards;

•                  making annual incentive recommendations to the Board for its approval of the Corporate Performance Rating and individual performance rating of officers of the Corporation;

•                  reviewing and making recommendations to the Board for the approval of the granting of awards to officers and employees under the Corporation’s long-term incentive plans;

•                  reviewing overall compensation programs to ensure competitiveness, reasonableness and employee retention;

•                  reviewing long-term succession plans for senior executive positions; and

•                  overseeing assessment of the Corporation’s risk relating to its compensation philosophy, policies and practices to ensure that executives are not encouraged to take unnecessary or inappropriate risks and to review disclosure in these respects.

The Committee obtains executive compensation data from third party providers who consult in the oil and gas sector.  During the year, Mercer was retained by the Committee to provide advice regarding the compensation of the Corporation’s directors and executive officers to ensure market competitive compensation.  See “Executive Compensation — Overview” for details of the fees paid to Mercer by the Corporation in 2013 in respect of such services.

Further information regarding the activities and recommendations of the Committee is provided under “Executive Compensation — Compensation Discussion and Analysis”.

Audit & Risk Management Committee

The Audit & Risk Management Committee is currently comprised of Messrs. Hodgins (as Chair), Pew, Roane and Steeves, all of whom are independent and financially literate for purposes of NI 52-110, as well as pursuant to the Listing Standards of the NYSE and U.S. federal securities legislation.  The specific responsibilities of the Audit & Risk Management Committee are set out in the Audit & Risk Management Committee Charter, a copy of which is on the Corporation’s website at www.enerplus.com and is also included in the Corporation’s Annual Information Form for the year ended December 31, 2013 which has been filed on SEDAR at www.sedar.com and which is included in the Corporation’s annual report on Form 40-F which has been filed on

EDGAR at www.sec.gov.  This committee is primarily responsible for the Board’s review of the Corporation’s financial reporting and its general mandate is to assist the Board in fulfilling its oversight responsibilities with respect to:

•                  financial reporting and continuous disclosure of the Corporation;

•                  the Corporation’s internal controls and policies, the certification process and compliance with regulatory requirements over financial matters;

•                  evaluating and monitoring the performance and independence of the Corporation’s external auditors; and

•                  monitoring the manner in which the business risks of the Corporation are being identified and managed.

For additional details regarding the Audit & Risk Management Committee’s role and responsibilities, see the full text of the Committee’s Charter in the Corporation’s Annual Information Form as noted above.

Safety & Social Responsibility Committee

The Safety & Social Responsibility Committee is currently comprised of Messrs. Dodge (as Chair), Barr and Fraser, all of whom are independent.  The principal functions of the Safety & Social Responsibility Committee are to assist the Board in carrying out its responsibilities with respect to the development and implementation of an effective environmental management system, to ensure that the Corporation’s activities are planned and executed in a safe and responsible manner and that there are adequate systems in place to support ongoing compliance with the Corporation’s regulatory obligations, in addition to the following duties:

•                  reviewing the Corporation’s health, safety, regulatory and environment (“HSRE”) programs and policies;

•                  reviewing the Corporation’s performance related to HSRE matters on a semi-annual basis;

•                  reviewing significant external and internal HSRE reports on risk assessments, ongoing investigations and audits performed;

•                  reviewing the status of significant remediation projects, developments and environmental provisions;

•                  ensuring that long range preventive programs are in place to mitigate future risks;

•                  participating in bi-annual visits to one of the Corporation’s operating facilities;

•                  receiving an annual compliance certificate from management; and

•                  generally ensuring the integrity of the Corporation’s HSRE programs and policies.

Reserves Committee

The Reserves Committee is currently comprised of Messrs. Pew (as Chair), Fraser, Steeves and Ms. MacKenzie.  The principal function of the Committee is to assist the Board in carrying out its responsibilities with respect to annual and interim reviews of the Corporation’s oil and natural gas reserves.  This committee’s responsibilities also include:

•                  reviewing management’s assessment of the work of the independent reserves evaluators annually;

•                  recommending to the Board the engagement of the independent reserves evaluators;

•                  reviewing the Corporation’s procedures relating to the disclosure of information with respect to its reserves and resources;

•                  reviewing the scope of the annual review of the reserves and resources by the independent reserves evaluators, including findings and any disagreements with management;

•                  meeting with the independent reserves evaluators independent of management;

•      determining whether any restrictions affect the ability of the independent reserves evaluators in reporting on the Corporation’s reserves and resources data;

•                  receiving, annually, signed independent reserves evaluators’ reports and a certificate of compliance and due diligence from management; and

•                  making recommendations to the Board regarding the approval of the Corporation’s year-end reserves evaluations.

Assessments

The Corporate Governance & Nominating Committee is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board. In performing the committee’s mandate in this regard, the Chair of the Corporate Governance & Nominating Committee leads a Board effectiveness discussion with all members of the Board during an in camera session at the annual strategic planning session of the Board, commonly held in June.  The purpose of this discussion is to improve the Board’s oversight and effectiveness in fulfilling its obligation to provide advice and stewardship over the governance of the Corporation.

In addition, the Chair of the Corporate Governance & Nominating Committee also facilitates peer-to-peer evaluations whereby each member of the Board reflects on the relative input and contribution of the other members of the Board.  The purpose of these evaluations is to improve the overall performance of each individual director and address any areas requiring improvement in a respectful and confidential forum.

ADDITIONAL INFORMATION

The Corporation regularly files quarterly and annual financial statements, as well as material change reports, management’s discussion and analysis (“MD&A”) and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission.  Financial information of the Corporation is contained in the audited and consolidated comparative financial statements and MD&A of the Corporation for the year ended December 31, 2013, which have been provided to Shareholders who have requested such materials together with this Information Circular.  Copies of such documents are available on the internet under the Corporation’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov or on the Corporation’s website at www.enerplus.com, or may be obtained without charge upon request to the Corporation, Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Investor Relations, or by telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

OTHER MATTERS

As of the date of this Information Circular, none of the directors or executive officers of the Corporation knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.  If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

NOTICE TO BENEFICIAL SHAREHOLDERS

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares.  If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for: (i) delivering these materials to you; and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

DIRECTORS’ APPROVAL

The contents and sending of this Information Circular have been approved by the directors of the Corporation.

“David A. McCoy”

David A. McCoy

Vice-President, General Counsel & Corporate Secretary

Enerplus Corporation

APPENDIX “A”
SHARE AWARD INCENTIVE PLAN

ENERPLUS CORPORATION

Share Award Incentive Plan

The Board has adopted this Plan for the Corporation governing the grant of RSU Awards and PSU Awards by the Corporation to Eligible Persons.

1.                                      Purposes

The principal purposes of the Plan are as follows:

(a)                                 to promote a proprietary interest in the Corporation and greater alignment of interests between Eligible Persons and the shareholders of the Corporation;

(b)                                 to provide a compensation system for Eligible Persons that is reflective of the responsibility and commitment accompanying their role in conducting the business and operations of the Corporation in respect of future services to be rendered by Eligible Persons; and

(c)                                  to assist the Corporation to attract and retain individuals with experience and ability to act as senior management and employees of the Corporation.

2.                                      Definitions

As used in this Plan, including the foregoing provisions hereof, the following words and phrases shall have the meanings indicated:

(a)                                 “Adjustment Ratio” means, with respect to any Share Award, the ratio used to adjust the number of Common Shares underlying such Share Award and issuable on the applicable Payment Date, subject to and in accordance with the terms of the Plan; and, in respect of each Share Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted on a compounding basis thereafter by increasing the Adjustment Ratio on each Dividend Payment Date, effective on the day following the corresponding Dividend Record Date, by an amount, rounded to the nearest four decimal places, equal to a fraction having as its numerator the Dividend, expressed as an amount per Common Share, paid on that Dividend Payment Date, and having as its denominator the Fair Market Value of the Common Shares on that Dividend Payment Date;

(b)                                 “affiliate” and “associate” have the meanings set forth in the Securities Act (Alberta);

(c)                                  “Aggregate Insider Limit” has the meaning set forth in Section 4(b) hereof;

(d)                                 “Board” means the board of directors of the Corporation as it may be constituted from time to time;

(e)                                  “Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(f)                                   “Committee” means the Compensation and Human Resources Committee of the Board or such other committee as the Board considers appropriate;

(g)                                  “Common Shares” means common shares of the Corporation and, following any Transaction, includes any Replacement Securities for which the Common Shares have been exchanged as a result thereof;

(h)                                 “Continuing Entity” has the meaning set forth in Section 6(e) hereof;

(i)                                     “Corporation” means Enerplus Corporation and any successor corporation, whether by amalgamation, merger or otherwise, and unless the context requires otherwise, includes the Corporation and its subsidiaries or any one of them;

(j)                                    “Disability” has such meaning as the Corporation shall determine in its internal policies relating to long-term disability from time to time;

(k)                                 “Dividend” means a dividend paid or declared payable by the Corporation in respect of the Common Shares, whether payable in cash, Common Shares or other securities or other property, expressed as an amount per Common Share;

(l)                                     “Dividend Payment Date” means any date that a Dividend is paid to Shareholders;

(m)                             “Dividend Record Date” means the applicable record date in respect of any Dividend used to determine the Shareholders entitled to receive such Dividend;

(n)                                 “Eligible Person” means any officer or employee of the Corporation (including, for greater certainty, any subsidiary of the Corporation), and for greater certainty shall not include any director of the Corporation;

(o)                                 “Employment Agreement” means, with respect to an Eligible Person who is an officer of the Corporation, where applicable, a written employment agreement between the Corporation and such Eligible Person;

(p)                                 “Exchange” means the TSX, the NYSE and such other stock exchange(s) on which the Common Shares are then listed and posted for trading from time to time;

(q)                                 “Fair Market Value” with respect to a Common Share, as at any date means the volume weighted average (rounded to four decimal places) of the prices at which the Common Shares traded on the TSX for the five (5) trading day period ending one Business Day prior to such date (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one Exchange, on such Exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board acting reasonably and in good faith). In the event that the Common Shares are not listed and posted for trading on any Exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith.  If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time acting reasonably and in good faith;

(r)                                    “Grantee” means an Eligible Person to whom a Share Award has been granted;

(s)                                   “Individual Limit” has the meaning set forth in Section 4(a) hereof;

(t)                                    “Insider” means an insider of the Corporation as defined in the Securities Act (Alberta), and any associate or affiliate of any such insider;

(u)                                 “NYSE” means the New York Stock Exchange;

(v)                                 “Payment Date” means, (i) with respect to an RSU Award, the RSU Payment Date, and (ii) with respect to a PSU Award, the PSU Payment Date;

(w)                               “Payout Multiplier” means the number obtained as follows:

(i)                                     if the Percentile Rank is equal to or less than 25, the Payout Multiplier shall be zero (0);

(ii)                                  if the Percentile Rank is 50, the Payout Multiplier shall be one (1.0); and

(iii)                               if the Percentile Rank is equal to or greater than 75, the Payout Multiplier shall be two (2.0);

and the where the Percentile Rank is between the numbers set forth in clauses (i), (ii) and (iii) above, the Payout Multiplier shall be determined by linear interpolation between the two nearest values;

(x)                                 “Peer Comparator Group” means, generally, the entities that comprise the S&P/TSX Oil & Gas Exploration and Production Index (or any replacement or successor thereof) at the beginning of the applicable Performance Period, as may be modified by the Board, acting reasonably, for the purposes of providing greater comparability to the Corporation; provided, however, that if one of the entities comprising the Peer Comparator Group ceases to exist as a public company during a Performance Period, it shall be removed from the applicable Peer Comparator Group;

(y)                                 “Percentile Rank” means, at any time when used to determine the Payout Multiplier applicable to adjust the number of Common Shares issuable pursuant to any PSU Award on a PSU Payment Date, the percentile rank, expressed as the nearest whole number, of Total Shareholder Return relative to returns calculated on a similar basis on common shares (or other equity securities, if applicable) of members of the Peer Comparator Group over the relevant Performance Period;

(z)                                  “Performance Period” means a three year period as designated by the Board, subject to adjustment or modification pursuant to the terms and conditions of the Plan;

(aa)                          “Plan” means this Share Award Incentive Plan, as may be amended, supplemented or restated from time to time;

(bb)                          “PSU Award” means an award under the Plan designated as a “PSU Award”, pursuant to which a payment shall be made to the Grantee on the applicable PSU Payment Date, determined subject to and in accordance with the terms and conditions of the Plan;

(cc)                            “PSU Payment Date” means the date on which payment is to be made to a Grantee in respect of a PSU Award following completion of the applicable Performance Period, which date shall be, except as otherwise contemplated in Section 6 of this Plan, as soon as practicable following completion of such Performance Period and in any event within thirty-one (31) days of the completion thereof;

(dd)                          “Replacement Securities”  has the meaning set forth in Section 6(e) hereof;

(ee)                            “Retirement” has such meaning as the Corporation shall determine in its internal retirement or similar policies from time to time;

(ff)                              “RSU Award” means an award under the Plan designated as a “RSU Award”, pursuant to a payment shall be made to the Grantee on the applicable RSU Payment Date(s), determined subject to and in accordance with the terms and conditions of the Plan;

(gg)                            “RSU Payment Date” means the date on which payment is to be made to a Grantee in respect of an RSU Award following the applicable RSU Vesting Date, which date shall be, except as otherwise contemplated in Section 6 of this Plan, as soon as practicable following such RSU Vesting Date and in any event within thirty-one (31) days following such RSU Vesting Date;

(hh)                          “RSU Vesting Date” means the date on which an RSU Award, or portion thereof, vests and becomes payable to a Grantee pursuant to the terms of the Plan as set forth in Section 6(b)(i) hereof, except as otherwise contemplated in the Plan;

(ii)                                  “Security Based Compensation Arrangement” means any incentive plan, option, option plan, employee share purchase plan where the Corporation provides any financial assistance or matching mechanism, stock appreciation right or any other compensation or incentive mechanism, which in each case involves the issuance or potential issuance of securities from the Corporation’s treasury, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan guarantee or otherwise, but for greater certainty does not involve compensation arrangements which do not involve the issuance or potential issuance of securities from the Corporation’s treasury;

(jj)                                “Settlement Amount” has the meaning set forth in Section 6(c) hereof;

(kk)                          “Share Award” means an RSU Award or PSU Award, as applicable, made pursuant to the Plan;

(ll)                                  “Share Award Agreement” means a written agreement between the Corporation and the Grantee evidencing a grant of RSU Awards and/or PSU Awards made pursuant to the Plan;

(mm)                  “Shareholder” means a holder of Common Shares;

(nn)                          “subsidiary” has the meaning set forth in the Securities Act (Alberta);

(oo)                          “Termination Date” means the date that the Eligible Person ceases to actively perform the usual and customary day-to-day duties of the Eligible Person’s position or job with the Corporation, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being an Eligible Person;

(pp)                          “Total Shareholder Return” means, with respect to any Performance Period, the total return to Shareholders on the Common Shares calculated using cumulative Dividends on a reinvested basis and the change in the trading price of the Common Shares on the TSX over such period based on the volume weighted average trading prices for the first twenty (20) trading days and last twenty (20) trading days of such Performance Period (if the Common Shares or common shares or similar equity securities of a member of the Peer Comparator Group are not then issued and posted for trading on the TSX, on such recognized stock exchange or quotation system exchange on which the Common Shares or other securities are then listed and posted for trading as may be selected for such purpose by the Board, acting reasonably and in good faith);

(qq)                          “Transaction” has the meaning set forth in Section 6(e) hereof; and

(rr)                                “TSX” means the Toronto Stock Exchange.

Notwithstanding the foregoing, where an Employment Agreement for a particular Eligible Person, if any, contains a definition of a term defined above or contains a substantially similar definition (including, without limitation, in respect of “Disability”, “Retirement” or “Termination Date”), the definition in such Employment Agreement shall be considered to be the appropriate defined term for the purposes of this Plan.

3.                                      Administration

The Plan shall be administered by the Board, which shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, all acting reasonably and in good faith and subject to and not inconsistent with the express provisions of this Plan (including the discretionary authority of the Board set forth in Section 6(g) hereof) and including, without limitation:

(a)                                 the authority to grant Share Awards;

(b)                                 to determine the Fair Market Value of the Common Shares on any date;

(c)                                  to determine the Eligible Persons to whom, and the time or times at which, Share Awards shall be granted and shall become issuable;

(d)                                 to determine the number of Common Shares to be referenced by each Share Award;

(e)                                  to determine members of the Peer Comparator Group from time to time;

(f)                                   to determine the Total Shareholder Return of the Corporation and comparative measures for the Peer Comparator Group at any time;

(g)                                  to prescribe, amend and rescind rules and regulations relating to the Plan;

(h)                                 to interpret the Plan;

(i)                                     to determine the terms and provisions of Share Award Agreements (which need not be identical) entered into in connection with Share Awards; and

(j)                                    to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Board may delegate to the Committee such administrative duties relating to the Plan as the Board may deem advisable, and where so delegated, any reference to the Board in this Plan shall be deemed to be a reference to the Committee.

For greater certainty and without limiting the discretion conferred on the Board pursuant to this Section 3, the Board’s decision to approve the grant of a Share Award in any period shall not require the Board to approve the grant of a Share Award to any Eligible Person in any other period; nor shall the Board’s decision with respect to the size or terms and conditions of a Share Award in any period require it to approve the grant of a Share Award of the same or similar size or with the same or similar terms and conditions to any Eligible Person in any other period.  The Board shall not be precluded from approving the grant of a Share Award to any Eligible Person solely because such Eligible Person may previously have been granted a Share Award under this Plan or any other similar compensation arrangement of the Corporation.

4.                                      Eligibility and Award Determination

Share Awards may be granted only to Eligible Persons, provided that no Eligible Person has any claim or right to be granted a Share Award.  In determining the Eligible Persons to whom Share Awards may be granted and the number of Share Awards granted to any Eligible Person, the Board may take into account such factors as it shall determine in its sole and absolute discretion.

The maximum number of Common Shares that may be issued to:

(a)                                 any individual Grantee under the Plan shall be 5% of the number of issued and outstanding Common Shares (on a non-diluted basis) at the date of grant of the Share Award, less the aggregate number of Common Shares reserved for issuance to such Grantee under any other Security Based Compensation Arrangement (the “Individual Limit”); and

(b)                                 Insiders as a whole under the Plan, at any time or within any one year period, shall be 10% of the number of issued and outstanding Common Shares (on a non-diluted basis) at the date of grant of the Share Award, less the aggregate number of Common Shares reserved for issuance to Insiders as a whole under any other Security Based Compensation Arrangement (the “Aggregate Insider Limit”);

Any entitlement to acquire Common Shares granted pursuant to the Plan or any other Security Based Compensation Arrangement prior to the Grantee becoming an Insider shall be excluded for the purposes of the limits set out above.  Participation in the Plan by Eligible Persons is voluntary. For greater certainty, a transfer of employment or services between the Corporation and a subsidiary or affiliate of the Corporation or between subsidiaries or affiliates of the Corporation shall not be considered an interruption or termination of the employment of a Grantee by the Corporation for any purpose of the Plan.

5.                                      Reservation of Common Shares

The number of Common Shares reserved for issuance from the treasury of the Corporation from time to time pursuant to Share Awards granted and outstanding hereunder at any time shall not exceed a number of Common Shares equal to 5% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time.  Additionally, the number of Common Shares reserved for issuance from the treasury of the Corporation from time to time pursuant to Share Awards granted and outstanding hereunder at any time shall not exceed 10% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time less the number of Common Shares reserved for issuance at such time pursuant to grants outstanding under any other Security Based Compensation Arrangement.

Provided that such maximum number of Common Shares is not exceeded, following the expiration, cancellation or other termination of any Share Awards under the Plan (including upon the vesting and payout of Share Awards pursuant to Section 6 of this Plan and including, for greater certainty, upon payment of any Settlement Amount pursuant to Section 6(c)), a number of Common Shares equal to the number of Common Shares issued or reserved for issuance under such Share Awards so expired, cancelled or terminated shall automatically become available for issuance in respect of Share Awards that may subsequently be granted under the Plan.  No fractional Common Shares may be purchased or issued under the Plan, but shall instead be rounded to the nearest whole number.

6.                                      Terms and Conditions of Share Awards

Each Share Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a Share Award Agreement and the following terms and conditions (and such other terms and conditions as the Board, in its discretion, shall establish):

(a)                                 Number and Type of Common Shares - The Board shall determine the number of Share Awards to be awarded to a Grantee and shall designate such award as either an “RSU Award” or a “PSU Award”, as applicable, in the Share Award Agreement relating thereto.

(b)                                 Vesting and Payment Dates and Adjustment of Share Awards

(i)                                     RSU Awards - Subject to the remainder of this Section 6, with respect to any RSU Award, the RSU Vesting Dates for the issuance of Common Shares thereunder shall be as follows unless otherwise determined by the Board:

(A)                               as to one-third of such RSU Award, on the first anniversary of the date of the RSU Award;

(B)                               as to one-third of such RSU Award, on the second anniversary of the date of the RSU Award; and

(C)                               as to the remaining one-third of such RSU Award, on the third anniversary of the date of the RSU Award;

provided, however, that immediately prior to each RSU Vesting Date, the number of Common Shares represented by such RSU Award shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such RSU Award.  Payment for the vested portion of an RSU Award shall be made by the Corporation to the Grantee on the corresponding RSU Payment Date in accordance with Section 6(c) hereof.

(ii)           PSU Awards - Subject to the remainder of this Section 6, with respect to any PSU Award, following completion of the Performance Period applicable to a PSU Award, a Grantee of a PSU Award shall receive a payment in respect of such PSU Awards from the Corporation, in accordance with Section 6(c) hereof on the PSU Payment Date applicable to such PSU Award, provided, however, that following the completion of a particular Performance Period, the number of Common Shares represented by such PSU Award shall be adjusted by multiplying such number by (A) the Adjustment Ratio applicable in respect of such PSU Award, and (B) the Payout Multiplier applicable to such PSU Award at such time.

(iii)          Final Payment Date — Notwithstanding any other provisions of this Plan, for greater certainty, no term or condition of a grant of Share Awards hereunder or any Share Award Agreement may have the effect of causing the payment pursuant to any RSU Award or PSU Award under the Plan to a Grantee in satisfaction of such Grantee’s RSU Awards or PSU Awards under the Plan (or any portion thereof) to occur after December 31 in the third (3rd) calendar year following the calendar year in respect of which such Share Awards were granted.

(c)                                  Payment for Share Awards — Unless the Corporation and the Grantee agree otherwise as described below, the Corporation shall satisfy all amounts owing or payable to a Grantee in respect a Share Award pursuant to this Plan as follows:

(i)            the Corporation shall issue to the Grantee (or to an appropriate trustee, custodian or administrator acting on behalf of the Grantee), on or prior to the applicable Payment Date and from the treasury of the Corporation, such number of Common Shares that are issuable to the Grantee pursuant to a Share Award (as adjusted in accordance with the relevant provisions set forth in Section 6(b)) pursuant to the terms of the Plan; and

(ii)           such Common Shares shall automatically be sold through an appropriate broker, dealer or plan administrator on the TSX (or other applicable Exchange) following such issuance to the Grantee in accordance with pre-established arrangements made by the Corporation with such broker, dealer or plan administrator, and a cash payment shall be made to the Grantee (or as the Grantee may direct) based on the average sale price per Common Share realized pursuant to the sale of all Common Shares sold on behalf of all Grantees through the plan administrator following such Payment Date.

Following any such payment, the Share Awards in respect of which payment has been made shall be cancelled.

Notwithstanding the foregoing, the Corporation may determine, in its sole discretion, prior to the relevant Payment Date, that the Corporation may satisfy all amounts owing or payable to a Grantee in respect of a Share Award pursuant to this Plan by paying to the Grantee, on the applicable Payment Date, an amount in cash equal to Fair Market Value of the Common Shares underlying such Share Awards (as adjusted in accordance with the relevant provisions set forth in Section 6(b)) at the applicable Payment Date (the “Settlement Amount”) in consideration for the surrender by the Grantee to the Corporation of the Share Awards, including any right to receive Common Shares under such Share Awards.  On the applicable Payment Date, the Corporation shall cause a cash payment to be made to the Grantee (or as the Grantee may direct) in the Settlement Amount and such Share Awards shall be cancelled. For greater certainty, unless agreed to by the Corporation, the Corporation has no obligation to satisfy any amount owing or payable to any Grantee hereunder with a cash payment equal to the Settlement Amount.

The Corporation shall be entitled to withhold from any issuance of Common Shares or any cash payment made hereunder all amounts as may be required by law and in the manner contemplated by Section 7.  Following payment in full for any RSU Award (or portion thereof) or PSU Award, such RSU Award (or portion thereof) or PSU Award shall be deemed to be cancelled and the Common Shares reserved for issuance thereunder (including, for greater certainty, in respect of an RSU Award or PSU Award for which a Settlement Amount has been paid to satisfy the payment thereof) shall automatically become available for issuance under Share Awards that may subsequently be granted under the Plan in accordance with Section 5.

(d)                                 Termination of Employment of an Eligible Person - Unless otherwise determined by the Board, or unless otherwise provided in a Share Award Agreement pertaining to a particular Share Award or any Employment Agreement governing a Grantee’s role as an Eligible Person, the following provisions shall apply in the event that a Grantee ceases to be an Eligible Person:

(i)            Retirement or Disability - If a Grantee ceases to be an Eligible Person as a result of such Grantee’s Retirement or as a result of Disability, all outstanding Share Awards and related Share Award Agreements shall continue in full force and effect, and vesting and payment in respect of such Share Awards shall continue to be made in accordance with the terms thereof, subject to the provisions of this Plan, as if such Grantee continued to be an Eligible Person; provided, however, that in the case of the Grantee’s Retirement, the unvested or unpaid RSU Awards and PSU Awards held by the Grantee as of the Termination Date that comprise the most recent grant of such awards shall be reduced on a pro rata basis based on the proportion of the full three year vesting period (in the case of RSU Awards) or Performance Period (in the case of PSU Awards) completed as of the Termination Date, and the RSU Awards and PSU Awards eliminated as a result of such reduction shall be immediately terminated and all rights to receive payment thereunder, in any form, shall be forfeited by the Grantee.

(ii)           Death - If a Grantee ceases to be an Eligible Person because of such Grantee’s death, the RSU Vesting Date for all outstanding RSU Awards held by such Grantee and the end of the Performance Period for any outstanding PSU Awards held by such Grantee shall be deemed to have occurred on the date of the Grantee’s death, and payment shall be made in cash to the Grantee’s personal or legal representative within 31 days of the Grantee’s death or such other date as may be agreed to by the Corporation and the Grantee’s personal or legal representative.

For the purposes of this Section 6(d)(ii), the amount to be paid in respect of outstanding PSU Awards shall be calculated in accordance with Section 6(b)(ii) on the basis that each uncompleted Performance Period shall be deemed to have consisted of the time elapsed from the start of the particular Performance Period to and including the Grantee’s death, notwithstanding any prior designation of that Performance Period.  The amount to be paid in respect of RSU Awards shall be determined in accordance with Section 6(b)(i).  The amount of the cash payment to be made to the Grantee pursuant to any such Share Awards shall be based on the Fair Market Value of the Common Shares on the date of the Grantee’s death.

(iii)          Other Termination - If a Grantee ceases to be an Eligible Person for any reason other than as set forth in Sections 6(d)(i) or (ii), effective as of the Termination Date all outstanding Share Awards, and all Share Award Agreements under which outstanding Share Awards have been made to such Grantee, whether RSU Awards or PSU Awards, shall be immediately terminated and all rights to receive payment thereunder, in any form, shall be forfeited by the Grantee.

(e)                                  Business Combinations and Certain Adjustments -  Subject to Section 6(f), if, during the term of an outstanding Share Award, the Corporation shall complete any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets, be the subject of a take-over bid (as defined in the Securities Act (Alberta)) or participate in any similar transaction (any of the foregoing referred to as a “Transaction”), and as a result of such Transaction the holders of Common Shares receive securities of another issuer (the “Continuing Entity”) in full substitution or replacement for the Common Shares (“Replacement Securities”), the Corporation (including the Continuing Entity as successor thereof) will make provision such that all outstanding Share Awards shall remain outstanding and continue in effect following the effective date of such Transaction, with appropriate adjustments made as required, including without limitation to (i) the number of Replacement Securities underlying the RSU Awards and PSU Awards held by each Grantee, (ii) the Dividends paid on the Common Shares (as replaced by the Replacement Securities) during the Performance Period, and (iii) the 20-day volume weighted average trading price of the Common Shares determined for the beginning of the Performance Period, in each case to appropriately account for and provide economic equivalence based on the exchange ratio of Replacement Securities issued for Common Shares pursuant to the Transaction.

Prior to or contemporaneously with the consummation of such Transaction, the Corporation and the Continuing Entity shall execute such instruments and do such things as are necessary to establish that upon the consummation of such Transaction the Continuing Entity will have assumed all the covenants and obligations of the Corporation under this Plan, the Share Award Agreements and the Share Awards outstanding on consummation of such Transaction in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect (including the right to receive Replacement Securities or other cash or property of the Continuing Entity in lieu of Common Shares upon the subsequent vesting of Share Awards).

Subject to compliance with this Section 6(e), any such Continuing Entity shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Plan and such Share Award Agreements with the same effect as though the Continuing Entity had been named as the Corporation herein and therein, and the Corporation shall be relieved of all obligations and covenants under this Plan and such Share Award Agreements and the obligation of the Corporation to the Grantees in respect of the Share Awards shall terminate and be at an end and the Grantees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares of the Corporation or receive cash payments upon vesting of the Share Awards.

(f)                                   Acceleration of Payment for Certain Transactions -  Notwithstanding Section 6(e), in the event that:

(i)                                     the Continuing Entity does not (or, upon the occurrence of the Transaction, will not) substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the Common Shares with Replacement Securities on the same terms as described in Section 6(e);

(ii)                                  the Board determines, acting reasonably, that such substitution or replacement is not practicable or impairs or does not substantially preserve the rights of the holders of Share Awards;

(iii)                               the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Share Awards; or

(iv)                              the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange;

then the Grantee shall receive a cash payment in respect of all outstanding Share Awards in respect of which payment has not yet been made (whether or not otherwise vested or payable), conditional upon the Transaction being completed, immediately prior to the effective time of the Transaction.

For the purposes of this Section 6(f), the cash amount to be paid for outstanding and unpaid (i) PSU Awards shall be calculated in accordance with Section 6(b)(ii) and 6(c) on the basis that each uncompleted Performance Period shall be deemed to have consisted of the time elapsed from the start of the particular Performance Period to and including the effective date of the Transaction, notwithstanding any prior designation of that Performance Period, and (ii) RSU Awards and PSU Awards shall be calculated based on the Fair Market Value of the Common Shares on the effective date of the Transaction, or in each case based on such other date(s) as the Corporation, acting reasonably, determines is practicable.

(g)                                  Board Discretion - Notwithstanding anything else in this Plan, the Board may, in its sole discretion, but subject to the limits described in Sections 5, 6(c) and 10(b) hereof and any other applicable requirements of the TSX or other regulatory authority:

(i)            make any additional adjustments to the Payout Multiplier or the number of Common Shares to be issued or delivered or the amount of the cash payment to be made to a Grantee in connection with any PSU Award if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan;

(ii)           change the RSU Vesting Date, RSU Payment Date or PSU Payment Date (including amending the Performance Period related thereto) for all or any Share Awards at any time and from time to time; and

(iii)          otherwise amend or modify the terms and conditions regarding any grant of Share Awards or payments in respect of any Share Awards hereunder, provided, however, that no such amendment or modification may, without the consent of the affected Grantee, impair or adversely affect a Share Award granted to the Grantee under the Plan prior to the date of such amendment or modification.

(h)                                 Effect of Certain Changes - In the event:

(i)            of any change in the Common Shares through subdivision, consolidation, reclassification, recapitalization or similar transaction; or

(ii)           that any rights are granted to Shareholders to purchase Common Shares at prices substantially below fair market value,

and such events do not constitute a Transaction for the purposes of Section 6(e), then, in any such case, the Board may make such adjustments to the Plan, to any Share Awards and to any Share Award Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

7.                                      Withholding Taxes

When a Grantee or other person becomes entitled to receive Common Shares under, or any Settlement Amount in respect of, any Share Award, the Corporation shall have the right to require the Grantee or such other person to remit to the Corporation an amount sufficient to satisfy any withholding tax requirements relating thereto.  Unless otherwise prohibited by the Board or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)                                 the tendering by the Grantee of cash payment to the Corporation in an amount equal to the total withholding tax obligation;

(b)                                 the withholding or sale by the Corporation from the Common Shares otherwise due to the Grantee, of such number of Common Shares having a value determined by the Corporation in its sole discretion, acting reasonably, equal to the amount of the total withholding tax obligation (and in the case of a treasury issuance of Common Shares to settle Share Awards hereunder, such sale of Common Shares shall be automatically made on or as soon as practicable after the applicable Payment Date for the purposes of satisfying withholding tax obligations, unless otherwise agreed to by the Corporation and the Grantee);

(c)                                  the withholding by the Corporation from any cash payment otherwise due to the Grantee of such amount of cash as is equal to the amount of the total withholding tax obligation; or

(d)                                 any other method determined by the Corporation in its sole discretion, acting reasonably,

provided, however, that the sum of any cash so paid or withheld and the value of any Common Shares so withheld or sold is, sufficient, in the reasonable estimation of the Corporation, to satisfy the total withholding tax obligation.

8.                                      U.S. Tax Considerations.

The terms of the Plan and the Share Awards granted hereunder to Grantees subject to taxation under the United States Internal Revenue Code of 1986, as amended, shall be determined by taking into consideration, and shall be subject to, the Special Appendix contained in Appendix “A” to the Plan setting forth special provisions applicable to such persons.

9.                                      Non-Transferability

Subject to Section 6(d)(ii) in the case of the death of a Grantee, the right to receive Common Shares pursuant to a Share Award granted to a Grantee is personal to such Grantee.  Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Share Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.

10.                               Amendment and Termination of Plan

(a)                                 Subject to Sections 10(b) and (c), the Board may, at any time and from time to time, without the approval of the Shareholders or any other voting securities of the Corporation, suspend, discontinue or amend the Plan or a Share Award made thereunder.

(b)                                 Notwithstanding Section 10(a), the Board may not, without the approval of the holders of a majority of Common Shares and other voting securities of the Corporation present and voting in person or by proxy at a meeting of Shareholders, amend the Plan or a Share Award made thereunder to:

(i)                                   increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, reserved for issuance pursuant to the Plan;

(ii)                                expand the categories of individuals contained in the definition of “Eligible Person” who are eligible to participate in the Plan;

(iii)                             extend the term of any RSU Award or PSU Award beyond the term of such awards provided for under the terms and conditions of this Plan;

(iv)                            remove or increase the Individual Limit or the Aggregate Insider Limit set forth in Section 4 hereof;

(v)                               permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes; or

(vi)                            amend any provision of this Section 10,

unless the change to the Plan or a Share Award results from the application of Sections 6(e)or 6(h).

(c)                                  Notwithstanding Section 10(a), unless a holder of Share Awards otherwise agrees, the Board may not suspend, discontinue or amend the Plan or amend any outstanding Share Award in a manner that would adversely alter or impair any Share Award previously granted to Grantee under the Plan, and any such suspension, discontinuance or amendment of the Plan or amendment to a Share Award shall apply only in respect of Share Awards granted on or after the date of such suspension, discontinuance or amendment. For greater certainty, the exercise by the Board of any discretion provided for in this Plan, including pursuant to Section 6(g) hereof, will not be considered to be an amendment to the Plan or a Share Award.  No suspension, discontinuance or amendment of the Plan or amendment of a Share Award may contravene the requirements of the Exchange or any securities commission or regulatory body to which the Plan, the Share Award or the Corporation is now or may hereafter be subject.

11.                               Miscellaneous

(a)                                 Effect of Headings - The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b)                                 Compliance with Legal Requirements - The Corporation shall not be obliged to issue or deliver any Common Shares or make any cash payment hereunder if such issuance, delivery or payment would violate any applicable law or regulation or any rule of any government authority, securities regulatory authority or Exchange.  The Corporation, in its sole discretion, may postpone the issuance or delivery of Common Shares or cash payment under any Share Award as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Common Shares in compliance with applicable laws, rules and regulations or the rules, regulations or policies of the Exchange.  The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Common Shares awarded under the Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the granting of Share Awards hereunder in accordance with any such requirements.

(c)                                  No Right to Continued Employment - Nothing in the Plan or in any Share Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Corporation or any subsidiary or affiliate of the Corporation, to be entitled to any remuneration or benefits not set forth in the Plan or a Share Award Agreement or to interfere with or limit in any way the right of the Corporation or any subsidiary or affiliate thereof to terminate the Grantee’s employment or service arrangement with the Corporation or any subsidiary or affiliate thereof.

(d)                                 Rights as a Shareholder - Until any Common Shares potentially issuable pursuant to any Share Award have been issued in accordance with the terms of the Plan, the Grantee to whom such Share Award has been made shall not possess any rights of ownership of such Common Shares including, for greater certainty and without limitation, the right to receive Dividends on such Common Shares and the right to exercise voting rights in respect of such Common Shares.  Such Grantee shall only be considered a Shareholder in respect of such Common Shares when such issuance has been entered upon the records of the duly authorized transfer agent of the Corporation.

(e)                                  Expenses - All expenses in connection with the Plan shall be borne by the Corporation.

12.                               Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

13.                               Governing Law

The Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

14.                               Invalidity

If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

15.                               Effective Date and Shareholder Ratification

This Plan shall be effective February 1, 2014, as it may be amended from time to time in accordance with the provisions hereof. Notwithstanding the foregoing, the Corporation shall not be entitled to issue any Common Shares from treasury to settle any Share Award which is granted prior to the 2014 annual meeting of the Corporation’s Shareholders (the “2014 AGM”) unless the Corporation’s Shareholders approve this Plan at the 2014 AGM in accordance with the requirements of the TSX.

APPENDIX “A”

Special Appendix
to
SHARE AWARD INCENTIVE PLAN

Special Provisions Applicable to Grantees Subject to Taxation Under the United States Internal Revenue Code

This special appendix sets forth special provisions of the Plan that apply to Grantees subject to taxation under the United States Internal Revenue Code of 1986, as amended.

1.                                      Definitions

For purposes of this Special Appendix:

1.1                               “Code” means the United States Internal Revenue Code of 1986, as amended.

1.2                               “Section 409A” means section 409A of the Code and any applicable regulatory guidance issued thereunder.

1.3                               “Section 409A Disability” means a US Grantee who becomes disabled within the meaning of Section 409A(a)(2)(C) of the Code.

1.4                               “Separation From Service” shall have the meaning set forth in Section 409A(a)(2)(A)(i) of the Code.

1.5                               “Specified Employee” means a US Grantee who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code.

1.6                               “US Grantee” means a Grantee subject to Section 409A.

2.                                      Compliance with Section 409A

2.1                               In General.  Notwithstanding any provision of the Plan to the contrary, including any Board determination made pursuant to Section 6(g), it is intended that with respect to any US Grantee, such US Grantee’s participation in the Plan shall be in a manner which does not subject the US Grantee’s interests in the Plan to accelerated or additional tax under Section 409A.  If any grant to a US Grantee or payment hereunder could cause the application of accelerated or additional tax under Section 409A, such grant or payment shall be deferred if and to the extent deferral will make such grant or payment compliant with Section 409A; otherwise such grant or payment shall be restructured, to the extent possible, in a manner determined by the Board that does not cause such an accelerated or additional tax.  For purposes of Section 409A, each payment or amount due under this Plan shall be considered a separate payment, and for US Grantees, a “Termination Date” under the Plan is the date a US Grantee incurs a Separation from Service as defined above.

2.2                               Distributions to Specified Employees.  Except for Share Awards which are distributable upon the death or Section 409A Disability of any Grantee pursuant to Section 6(d) or which are considered to be “short-term deferrals” pursuant United States Treasury Regulations §1.409A-1(b)(4) issued with respect to Section 409A, Share Awards which become distributable under Section 6(d) on account of a Separation from Service of a US Grantee who is determined to be a Specified Employee shall not be actually paid until 6 months after the Specified Employee’s Separation from Service (or, if earlier, the date of death or Section 409A Disability of the Specified Employee).

2.3                               Transaction Payments.  Notwithstanding anything stated in Section 6(f) and with respect to a US Grantee, for the purposes of Section 6(f) a Transaction shall not be deemed to occur unless it is a “change in the ownership or effective control of the Corporation, or in the ownership of a substantial portion of the assets of the Corporation” as set forth in Section 409A(a)(2)(A)(v) of the Code.

2.4                               Payments in General.  Notwithstanding anything to the contrary, the US Grantees shall not have a right to designate the taxable year of any payment under the Plan.

3.                                      Amendment of Appendix

The Board shall retain the power and authority to amend or modify this Appendix to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A.  Such amendments may be made without approval of the shareholders of the Corporation or the approval of any individual Grantee.

APPENDIX “B”
ADVANCE NOTICE PROVISION OF AMENDED AND RESTATED BY-LAW NO. 1

By-Law No. 1 of the Corporation is amended and restated by adding thereto, following Section 4.3 thereof and preceding Section 4.4 thereof, the following:

“4.3A                Advance Notice of Nominations of Directors.

(a)                                 Nomination procedures. — Subject only to the Act, Applicable Securities Law and the articles, only persons who are nominated in accordance with the following procedures in this Section 4.3A shall be eligible for election as directors of the Corporation.  Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting,

(i)                                   by or at the direction of the board, including pursuant to a notice of meeting;

(ii)                                by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders meeting by one or more of the shareholders made in accordance with the provisions of the Act; or

(iii)                             by any person (a “Nominating Shareholder”) who: (A) at the close of business on the date of the giving of the notice provided for below in this Section 4.3A and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation, and (B) complies with the notice procedures set forth below in this Section 4.3A.

(b)                                 Nominations for election. — For the avoidance of doubt, the procedures set forth in this Section 4.3A shall be the exclusive means for any person to bring nominations for election to the board before any annual or special meeting of shareholders of the Corporation.

(c)                                  Timely notice. — In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation in accordance with this By-law in accordance with this Section 4.3A.

(d)                                 Manner of timely notice. — To be timely, a Nominating Shareholder’s notice must be given:

(i)                                   in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 nor more than 65 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder shall be made not later than the close of business on the 10th day following the Notice Date; and

(ii)                                in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the meeting was made.

In no event shall any adjournment, postponement, or reconvening of a meeting, or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(e)                                  Proper form of notice. — To be in proper written form, a Nominating Shareholder’s notice must set forth or be accompanied by, as applicable:

(a)                                 as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(i)                                     the name, age and business and residential address of the Proposed Nominee;

(ii)                                  the principal occupation, business or employment of the Proposed Nominee, both present and within the five years preceding the notice;

(iii)                               whether the Proposed Nominee is a resident Canadian within the meaning of the Act;

(iv)                              whether the Proposed Nominee is a citizen and/or resident of the United States;

(v)                                 the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(vi)                              a description of any relationship, agreement, arrangement or understanding (financial, compensation or indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any affiliates or associates (within the meaning attributed to such terms under the Applicable Securities Laws) of, or any person or entity acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee’s nomination and election as a director;

(vii)                           whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee; and

(viii)                        any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws;

(b)                                 as to the Nominating Shareholder:

(i)                                     their name, business and residential address;

(ii)                                  the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)                               their interests in, or rights or obligations associated with, any agreements, arrangements or understandings, the purpose or effect of which is to alter,

directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation;

(iv)                              full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder, or any of its affiliates or associates, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the board;

(v)                                 full particulars of any direct or indirect interest of the Nominating Shareholder in any contract with the Corporation or with any of the Corporation’s affiliates;

(vi)                              whether the Nominating Shareholder is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Nominating Shareholder;

(vii)                           whether the Nominating Shareholder intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

(viii)                        any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and

(c)                                  a written consent duly signed by each Proposed Nominee to being named as a nominee for election to the board and to serve as a director of the Corporation, if elected.

References to “Nominating Shareholder” in this paragraph (e) shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

(f)                                   Other information. — The Corporation may require any Proposed Nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such Proposed Nominee to serve as an independent director of the Corporation or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such Proposed Nominee.

(g)                                  Notice to be updated. — In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(h)                                 Power of the chair. — The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(i)                                     Delivery of notice. — Notwithstanding any other provision of these by-laws, notice given to the Corporate Secretary of the Corporation pursuant to this Section 4.3A may only be given by personal delivery, facsimile transmission or by e-mail (provided that the Corporate Secretary of the Corporation has stipulated an e-mail address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, e-mail (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the Corporate Secretary of the Corporation at the address of the principal executive offices of the Corporation; provided that, if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(j)                                    Increase in number of directors to be elected. — Notwithstanding any provisions in this Section 4.3A to the contrary, in the event that the number of directors to be elected at a meeting is increased effective after the time period for which the Nominating Shareholder’s notice would otherwise be due under this section, a notice with respect to nominees for the additional directorships required by this section shall be considered timely if it shall be given not later than the close of business on the 10th day following the day on which the first public announcement of such increase was made by the Corporation.

(k)                                 Discussion of matters. — Nothing in this Section 4.3A shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholder of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

(l)                                     Board discretion. — Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 4.3A.

(m)                             First annual meeting. - Notwithstanding the foregoing, with respect to only the first annual meeting of shareholders held after the adoption by the board of this Section 4.3A as an amendment and restatement to these by-laws, the timely notice requirements (in accordance with this Section 4.3A) shall be varied such that a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be given no later than the close of business on the tenth day following the first public announcement of the requirements of this Section 4.3A.  All other requirements of this Section 4.3A shall strictly apply to such notice and any such Nominating Shareholder.

(n)                                 Definitions. — For purposes of this Section 4.3A,

(i)                                     “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(ii)                                  “close of business” means 5:00 p.m. (Calgary time) on a business day in Alberta, Canada;

(iii)                               “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its corporate profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

APPENDIX “C”
MANDATE OF THE BOARD OF DIRECTORS OF ENERPLUS CORPORATION

The primary responsibility of the Board of Directors is to supervise the management of Enerplus Corporation (the “Corporation”) to ensure its long-term success and to maximize Shareholder value.  Any responsibility which has not been delegated to management remains with the Board of Directors of the Corporation (the “Board”).

COMPOSITION

The Board shall be composed of a minimum of seven directors and a maximum of fifteen directors. Except as set out in the By-Laws of the Corporation, Board members will be elected at the annual meeting of the Shareholders and will serve until their successors are duly appointed.  A majority of the directors will be independent.  All members of the Board shall have the skills and abilities required to carry out their duties and responsibilities in the most effective manner.  The Board shall endeavor to always have the right mix of experience and competencies to discharge its responsibilities.

MEETINGS

The Board shall meet at least six times yearly, and as deemed necessary in order to carry out its duties effectively.  The Board shall also retain independent advice, if necessary.

DUTIES AND RESPONSIBILITIES

The Board is charged with the overall stewardship of the Corporation and manages or supervises the business of the Corporation and its management.  The Board’s responsibilities include:

1.                                      Management Selection, Retention and Succession

•                                          Select, appoint and if necessary terminate the CEO

•                                          Approve the appointment of the Chairman of the Board as recommended by the Corporate Governance & Nominating Committee

•                                          Approve the list of directors standing for election, as recommended by the Corporate Governance & Nominating Committee

•                                          Review its charter annually and recommend changes to the Board when necessary

•                                          Annually appoint directors to the following committees:

•                                        the Audit & Risk Management Committee

•                                        the Compensation & Human Resources Committee

•                                        the Corporate Governance & Nominating Committee

•                                        the Reserves Committee

•                                        the Safety & Social Responsibility Committee

and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board

•                                          At the Board’s discretion, appoint any other Board committees that the Board decides are needed and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board

•                                          Approve compensation programs for senior management, as recommended by the Compensation & Human Resources Committee

•                                          Assess the CEO against corporate objectives approved by the Board

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•                                          Assess, annually, the effectiveness and the performance of the Board, its committees and directors in fulfilling their responsibilities

•                                          Approve directors’ compensation, as recommended by the Corporate Governance & Nominating Committee

2.                                      Strategy

•                                          Review and approve the corporate objectives developed by the CEO

•                                          Review, adopt and monitor the Corporation’s strategic planning process

•                                          Monitor the Corporation’s performance in light of the approved strategic planning process

•                                          Adopt, annually, a strategic planning process to maximize Shareholder value

3.                                      Corporate Ethics and Integrity

•                                          Review and monitor the Corporation’s Code of Business Conduct and disclose any waivers of the code for officers and directors

•                                          Review and respond to potential conflict of interest situations

•                                          Ensure policies and processes are in place for the identification of principal business risks and review and approve risk management strategies

•                                          Approve corporate policies and other corporate protocols and controls

•                                          Approve the Corporation’s policy on public disclosure

•                                          Review, annually, its mandate and amend as deemed necessary

4.                                      Financial Responsibilities

•                                          Approve the annual audited financial statements of the Corporation as recommended by the Audit & Risk Management Committee

•                                          Approve the quarterly interim financial statements of the Corporation as recommended by the Audit & Risk Management Committee

•                                          Recommend to the Shareholders the appointment of the Corporation’s external auditors, as recommended by the Audit & Risk Management Committee

•                                          Review and approve the Corporation’s operating budget

•                                          Review, as deemed necessary, approval authorities of the CEO and senior management

•                                          Approve financial commitments in excess of delegated approval authorities

•                                          Review and approve any material acquisitions, divestments and corporate reorganizations

•                                          Assess and approve any material securities offerings, financing or banking arrangements

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Enerplus Corporation

The Dome Tower

3000, 333 - 7th Avenue S.W.

Calgary, Alberta, Canada

T2P 2Z1

Telephone:  (403) 298-2200

Toll Free Telephone:  1-800-319-6462

Fax:  (403) 298-2211

www.enerplus.com